# The power of **our purpose**

TELUS

2022 INFORMATION CIRCULAR



# Powered by purpose

TELUS is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security over our award-winning networks. We leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our long-standing commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty.

TELUS Health is Canada's leader in digital health technology, improving access to health and wellness services; TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes; and TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global brands across high-growth industry verticals.

We are driven by our vision to connect all citizens for good, and our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million in cash, in-kind contributions, time and programs and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let's make the future friendly.

**Land acknowledgment**

The TELUS team acknowledges that our work spans many Territories and Treaty areas and we are grateful for the traditional Knowledge Keepers and Elders who are with us today, those who have gone before us and the youth that inspire us. We recognize the land and the benefits it provides all of us, as an act of Reconciliation, as recommended by the Truth and Reconciliation Commission's (TRC) 94 Calls to Action, and express gratitude to those whose territory we reside on, work on or are visiting.

# Welcome to our shareholder meeting

## The TELUS annual general meeting of shareholders will be held on May 6, 2022.

As a world leader in social capitalism, TELUS is making a meaningful difference in the lives of citizens, globally. Through the power of our purpose, our commitment to social capitalism is driving our consistent financial and operational success, and enabling the positive impact we are making across the communities we serve.

In 2021, we delivered strong financial results, powered by the execution of our proven growth strategy and our deep belief that doing well in business and doing good in our communities are mutually inclusive. Our compensation philosophy is to pay for performance, and our compensation decisions continue to reflect this philosophy. For more information on our 2021 performance and leadership in social capitalism, visit **telus.com/annualreport** and **telus.com/sustainability**.

In the pages that follow, you will find information about the items of business for consideration at our upcoming annual general meeting. You will also find highlights of our leading corporate governance practices, including our diversity initiatives and succession planning processes, as well as our executive compensation philosophy and practices. We are pleased to have nominated one new individual for election as director, which will further broaden the experience and skills of our Board.

As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise your right to vote and we facilitate different voting methods to enable you to vote in a manner that is most convenient for you.

We are leveraging our technology to enable our shareholders to attend our annual meeting in a virtual format via a live webcast, while staying safe and healthy at home. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions at the meeting. More information is provided on pages 10 to 15.

We want to thank all of our shareholders for your continued support and confidence. Inspired by our leadership in social capitalism, TELUS remains well positioned for the future and committed to continue creating remarkable outcomes for all our stakeholders through the power of our purpose. Together, we are making the future friendly.

Sincerely,

Dick Auchinleck
Chair of the Board

## Your vote is important

As a shareholder, it is important that you read this material carefully and vote your shares. See pages 10 to 15 for detailed voting instructions and deadlines.

## What's inside

**2 The leading social capitalism company**

**4 Executive summary**

**9 About the meeting and our Board**
- 9 Notice of annual general meeting
- 10 Information about voting
- 16 Additional information
- 17 Business of the meeting
- 24 About the nominated directors
- 36 Director compensation

**40 Corporate governance**

**62 Committee reports**
- 62 Audit
- 64 Corporate Governance
- 66 Pension
- 67 Human Resources and Compensation

**70 Executive compensation at TELUS**
- **71 Report to shareholders**

**75 Compensation discussion and analysis**

**108 Executive compensation summary**

**116 TELUS equity compensation plans**

**123 Appendix A: Terms of reference for the Board of Directors**

# The leading social capitalism company

## The power of our purpose

### Let's make the future friendly™, together

Our TELUS family passionately demonstrated the power of our purpose in 2021, working tirelessly to support our customers, communities and each other. By giving back to our communities, connecting Canadians in need and committing to become a zero-waste, net carbon neutral company by 2030 or sooner, we are making the world a better place.

Throughout 2021, the TELUS team demonstrated an unwavering dedication to leveraging our technology innovation, in concert with human ingenuity, to create positive outcomes in the global communities where we live, work and serve.

Our world-leading broadband networks and technology are improving the lives of Canadians by enabling online healthcare, education and teleworking flexibility during the pandemic, while accelerating Canada's digital economy and society for heightened productivity, competitiveness and human welfare outcomes in the post-pandemic period.

### Bridging digital divides and enabling vital connections

TELUS remains dedicated to ensuring all Canadians can stay connected to the people and information that matter most, as evidenced by the connectivity we provided to over 230,000 underserved Canadians through our Connecting for Good® programs in 2021.

We continued to extend our Mobility for Good® program, offering free smartphones and fully subsidized rate plans to youth aging out of foster care, eligible low-income senior citizens and Indigenous women at risk of or surviving violence. We added 7,000 Canadians to Mobility for Good, helping them stay connected to vital support networks and resources, with more than 28,000 individuals having benefited since the program began in 2017.

We expanded Tech for Good™ nationally through a partnership with March of Dimes Canada. Launched in 2019, this program provides differently abled Canadians facing challenges using smartphones and tablets with assistive technology and training that help them live more independently, with more than 4,600 Canadians having now participated in the program.

Our Internet for Good® program provided low-cost, high-speed internet to close to 12,000 qualified low-income families, seniors and people living with disabilities. Since its inception in 2016, 106,000 Canadians have benefited from the program.

### Answering the world's most pressing social challenges in healthcare

We continued to leverage our leading position in healthcare technology solutions to deliver improved health outcomes for citizens through access to better health information.

We expanded Health for Good® with four new mobile health clinics in Victoria, Vancouver, Toronto and the Niagara Region of Ontario. The program enables TELUS mobile health clinics to bring primary healthcare to people in need and living on the streets in 14 communities across the country, supporting 35,000 patient visits in 2021 and administering more than 9,000 COVID-19 vaccinations.

We advanced our innovative virtual care offerings to meet the increasing demand and evolving healthcare needs of Canadians, especially as they continued to seek virtual healthcare from the safety of their home. Our rebranded virtual care services, TELUS Health MyCare for consumers and our employer-subscribed TELUS Health Virtual Care, as well as our Home Health Monitoring and Virtual Visit services, enabled healthcare providers to safely support patients virtually throughout the pandemic. TELUS Health MyCare is now the number one virtual care brand in respect of familiarity and usage across all of the markets we serve.

By the end of 2021, we covered 20 million lives through our health solutions, completed 551 million digital health transactions and earned one million new virtual care members. In early 2022, our team launched TELUS Health Virtual Pharmacy, providing Canadians with online access to prescription medications and refills.

## Improving the health of our planet

Our broadband technology is supporting critical transformational change in respect of remediating the environmental state of our planet. In terms of our sustainability goals, we anticipate that 100 per cent of our electricity requirements will come from renewable or low-emitting sources by 2025, our operations will be net carbon neutral by 2030 or sooner, and energy efficiency will improve by 50 per cent over 2019 levels by 2030.

## Enabling stronger, healthier communities

Our team is passionate about making a difference in our communities across Canada and internationally.

The TELUS Friendly Future Foundation® marked its third year and, in 2021, committed $8.7 million in cash donations to 500 charitable organizations, while fundraising more than $3 million.

Through our TELUS Days of Giving, more than 55,000 members of our TELUS family contributed 1.3 million volunteer hours in communities worldwide. Additionally, in 2021, TELUS, our team members and retirees contributed $90 million in cash, in-kind contributions, time and programs to charitable and community organizations.

**1.3 million**

hours of giving by our team members, retirees, family and friends in 2021

**230,000**

Canadians positively impacted by our Connecting for Good programs in 2021

**$90 million**

contributed to charitable organizations in 2021 by our extended TELUS family

**551 million**

digital health transactions in 2021

## Earning recognition for our leadership in social capitalism

The TELUS team's contributions in helping our communities and enabling remarkable human outcomes continue to be recognized by leading organizations. Some highlights are included below.

- Recognized as one of the top Canadian companies on the Forbes World's Best Employers 2021 list
- Listed on the Dow Jones Sustainability North America Index for the 21st consecutive year
- Named one of the Corporate Knights 2022 Global 100 Most Sustainable Corporations in the World for the 10th time
- Included in the Corporate Knights Best 50 Corporate Citizens in Canada for the 15th time
- Awarded a 2021 Excellence in Governance Award (Sustainability – joint winner) by the Governance Professionals of Canada
- Acknowledged by Mediacorp Canada as one of:
  - Canada's Top 100 Employers for the 13th time
  - Canada's Best Diversity Employers for the 12th time
  - Canada's Greenest Employers for the 8th time

# Executive summary

## Summary of the meeting

Here are highlights of the important information you will find in this information circular. These highlights do not contain all the information that you should consider. Please take the time to read the circular before you vote your shares.

### Shareholder voting matters

| | Board vote recommendation | For more information |
|---|---|---|
| Election of directors | ✔ **FOR** each nominee | See pages 17 to 18 |
| Appointment of Deloitte LLP as auditors | ✔ **FOR** | See page 18 |
| Approval of executive compensation approach | ✔ **FOR** | See page 19 |
| Reconfirm Shareholder rights plan | ✔ **FOR** | See pages 19 to 23 |

## Our director nominees

You will be asked to vote on our director nominees below. Their complete director profiles can be found on pages 26 to 35.

| Name and region<br>Independent ✔ | Age | Director since | Principal occupation | Committee(s)[1] | Board and Committee attendance 2021 | Other public boards | Expertise |
|---|---|---|---|---|---|---|---|
| **R.H. (Dick) Auchinleck** ✔<br>British Columbia | 70 | 2003 | Chair, TELUS Corporation | n/a | 100% | – | • Senior executive/strategic leadership<br>• International experience<br>• Corporate development<br>• Governance |
| **Raymond T. Chan** ✔<br>British Columbia | 66 | 2013 | Corporate director | HRC, P (Chair) | 100% | – | • Senior executive/strategic leadership<br>• Finance and accounting<br>• Governance<br>• Human resources management/ executive compensation |
| **Hazel Claxton** ✔<br>Ontario | 61 | 2021 | Corporate director | A | 100% | – | • Senior executive/strategic leadership<br>• Human resources management/ executive compensation<br>• Finance and accounting<br>• Governance |
| **Lisa de Wilde** ✔<br>Ontario | 65 | 2015 | Bell Media Professor of Media Management | CG (Chair), P | 100% | – | • Government/regulatory affairs<br>• Governance<br>• Senior executive/strategic leadership<br>• Industry knowledge and experience |
| **Victor Dodig** ✔<br>Ontario | 54 | n/a | President and CEO, Canadian Imperial Bank of Commerce | n/a | n/a | 1 | • Senior executive/strategic leadership<br>• Finance and accounting<br>• Human resources management/ executive compensation<br>• Retail/customer experience |
| **Darren Entwistle**<br>British Columbia | 59 | 2000 | President and CEO, TELUS Corporation | n/a | 100% | – | • Senior executive/strategic leadership<br>• Technology/industry knowledge and experience<br>• Corporate responsibility<br>• Retail/customer experience |

| Name and region Independent ✔ | Age | Director since | Principal occupation | Committee(s)[1] | Board and Committee attendance 2021 | Other public boards | Expertise |
|---|---|---|---|---|---|---|---|
| Thomas Flynn ✔ Ontario | 58 | 2020 | Corporate director | A | 100% | – | • Senior executive/strategic leadership<br>• Finance and accounting<br>• Risk management<br>• Corporate development |
| Mary Jo Haddad ✔ Ontario | 66 | 2014 | Founder and president, MJH & Associates | HRC (Chair), CG | 100% | – | • Senior executive/strategic leadership<br>• Human resources management/ executive compensation<br>• Governance<br>• Information technology and information management |
| Kathy Kinloch ✔ British Columbia | 70 | 2017 | President, British Columbia Institute of Technology (BCIT) | CG, HRC | 88%[2] | – | • Senior executive/strategic leadership<br>• Human resources management/ executive compensation<br>• Finance and accounting<br>• Governance |
| Christine Magee ✔ Ontario | 62 | 2018 | Co-founder and Chair, Sleep Country Canada | HRC, P | 100% | 2 | • Senior executive/strategic leadership<br>• Retail/customer experience<br>• Governance<br>• Human resources management/ executive compensation |
| John Manley ✔ Ontario | 72 | 2012 | Senior Business Advisor, Bennett Jones LLP | CG, HRC | 100% | 1 | • Government/regulatory affairs<br>• Industry knowledge and experience<br>• Senior executive/strategic leadership<br>• Risk management |
| David Mowat ✔ British Columbia | 66 | 2016 | Corporate director | A (Chair) | 100% | 1 | • Senior executive/strategic leadership<br>• Finance and accounting<br>• Retail/customer experience<br>• Risk management |
| Marc Parent ✔ Quebec | 61 | 2017 | President and CEO, CAE Inc. | HRC, P | 100% | 1 | • Senior executive/strategic leadership<br>• Human resources management/ executive compensation<br>• Corporate development<br>• International experience |
| Denise Pickett ✔ Ontario | 56 | 2018 | President, Global Services Group, American Express | A, CG | 100% | – | • Senior executive/strategic leadership<br>• Retail/customer experience<br>• International experience<br>• Risk management |
| W. Sean Willy ✔ Saskatchewan | 48 | 2021 | President and CEO, Des Nedhe Development | A | 100% | 1 | • Corporate social responsibility<br>• Senior executive/strategic leadership<br>• Government/regulatory affairs<br>• Human resources management/ executive compensation |

1 Committee legend: A = Audit Committee, CG = Corporate Governance Committee, HRC = Human Resources and Compensation Committee, P = Pension Committee, and n/a = Not applicable, as Dick and Darren do not sit on any committees, and Victor is a new director nominee.
2 Due to health reasons that have been addressed, Kathy was unable to attend the February committee meetings in 2021. However, she did attend all the remaining meetings in 2021. Her absence was approved by the Chair.

## Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 7, 2021. Further details about our auditors and a summary of their billings for 2020 and 2021 can be found on page 18.

## Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 19. More details on our executive compensation approach and practices can be found on pages 75 to 115.

## Reconfirm Shareholder rights plan

You will be asked to vote to reconfirm the Company's shareholder rights plan (Rights Plan), which was first ratified and confirmed at the 2019 annual meeting of shareholders. More details on the Rights Plan can be found on pages 19 to 23.

# Corporate governance

At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do.

We believe that strong corporate governance is the foundation for accountability to our shareholders and we strive to be at the forefront of governance best practices.

In 2021, we continued to advance our practices in the pursuit of excellence and increased investor confidence.

**46%** of independent directors are women

**99%** in favour of the election of our directors at our 2021 meeting

**94%** say-on-pay approval at our 2021 meeting

### Governance highlights

- Surpassed our Board diversity policy targets for gender, as 46 per cent of our current independent directors are women (six of our independent directors), and for visible minority or Indigenous Peoples representation, as two of our current directors identify as members of a visible minority and one identifies as Indigenous
- Amended the Corporate Governance Committee's terms of reference to include oversight of relations with Indigenous communities, with the committee receiving regular reports from the TELUS Indigenous Relations team with respect to the Company's Indigenous Reconciliation Action Plan
- Recruited a new director nominee with extensive public company executive management experience who will further strengthen our Board by bringing expertise in senior executive leadership, finance and accounting, human resources management and executive compensation, and customer experience
- Continued leadership in governance as recognized with a 2021 Excellence in Governance Award (Sustainability – joint winner) from the Governance Professionals of Canada
- Engaged KPMG LLP to conduct an independent and comprehensive assessment of the effectiveness and performance of our Board committees and each committee chair, as well as overseeing a peer assessment.

### TELUS Board responsibilities

- Strategic planning
- Financial oversight and reporting
- Risk oversight
- Leadership and succession planning
- Shareholder communications and engagement
- Ethical culture

For details on corporate governance, see pages 40 to 61.

# Executive compensation

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

### Base salary

Rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group

### Annual performance bonus

Encourages strong performance against yearly corporate, business unit and individual objectives

### Long-term incentive

Aligns with long-term interests of our shareholders

### Compensation highlights

- In alignment with market practice and our longer-term goal of moving to a fully funded performance bonus program, we removed our bonus pool funding mechanism, which was historically set as a percentage of annual earnings before interest and taxes (EBIT)
- The Board and the Human Resources and Compensation Committee approved a corporate scorecard multiplier of 1.00
- Continuing practices that were introduced in 2020, the individual performance component of our executives' bonus is evaluated using our amazing people performance development (APPD) model, which measures their results against goals (*what* they do) and values (*how* they do it), while individual long-term incentive grant levels were guided through a talent summary approach that focuses on future-oriented categories, including retention value and future potential
- Our external Board advisor Meridian Compensation Partners LLC (Meridian) conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on TELUS. Meridian concluded that TELUS' pay programs and policies balance, neutralize or mitigate risk
- Continued a comprehensive review of President and Chief Executive Officer (CEO) and executive succession planning with the assistance of an external consultant, Korn Ferry, which included examining progress against prior high-potential development plans and discussing the strengths and development opportunities for the next generation of executive and CEO candidates
- As illustrated on the following page, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with TELUS' performance and the creation of shareholder value.

### Our compensation philosophy

Be competitive

Pay for performance

Align with shareholders

Be well governed

Manage risk

Be easily understood

For details on executive compensation, see pages 75 to 115.

### 2021 total direct compensation for named executive officers

| Named executive officers | Base salary[1] | Annual performance bonus[2] | Long-term incentive[3] | Total direct compensation | Percentage at risk |
|---|---|---|---|---|---|
| **Darren Entwistle**<br>President and CEO | $1,543,750 | $1,111,500 | $13,111,500 | $15,766,750 | 90% |
| **Doug French**<br>Executive Vice-president (EVP) and Chief Financial Officer | $687,500 | $359,219 | $3,159,219 | $4,205,938 | 84% |
| **Tony Geheran**<br>EVP and Chief Operations Officer | $675,000 | $357,750 | $3,157,750 | $4,190,500 | 84% |
| **Eros Spadotto**[4]<br>EVP, Technology Strategy and Business Transformation | $675,000 | $675,000 | $2,000,000 | $3,350,000 | 80% |
| **François Gratton**[4]<br>EVP, TELUS Health, TELUS Agriculture and TELUS Québec | $681,250 | $700,000 | $2,200,000 | $3,581,250 | 81% |

1 Base salaries are prorated due to salary increases that were effective in mid-2021.
2 Delivered in cash.
3 Represents the value of restricted share units (RSUs) granted on February 26, 2021 and executive performance share units (EPSUs) granted on February 25, 2022.
4 Eros' and François' positions were eliminated effective December 31, 2021 as part of a restructuring but they remain named executive officers for purposes of this circular by virtue of their 2021 role and compensation. Annual performance bonuses for both Eros and François were paid entirely in cash.

# About the meeting and our Board

## Notice of annual general meeting of shareholders

As we continue to respond to the ongoing challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 10 to 15.

### Business of the meeting

At the meeting, shareholders of TELUS Corporation (the Company) will be asked to:

1. Receive the Company's 2021 audited consolidated financial statements, together with the report of the auditors on those statements
2. Elect directors of the Company for the ensuing year
3. Appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration
4. Approve an advisory resolution on the Company's approach to executive compensation
5. Reconfirm the Company's Shareholder rights plan

and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

### Right to vote

Holders of shares on March 8, 2022 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 1,375,797,239 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 10.

### Approval of the circular

The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company's shareholders as at the Record Date.

Vancouver, British Columbia
Dated March 9, 2022

By order of the Board of Directors

Andrea Wood
Chief Legal and Governance Officer

---

### When

Friday, May 6, 2022
8:30 a.m. (PT)

### Where

Virtual-only meeting via live audio webcast online at **telus.com/agm**

### Materials

A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about April 1, 2022. We are providing access to the information circular and annual report via the internet using the "notice and access" system. These materials are available on the website referenced in the Notice (**envisionreports.com/telus2022**)

# Information about voting

## Who can vote

There were 1,375,797,239 shares in TELUS outstanding on March 8, 2022 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date.

To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, five per cent or more of the outstanding shares on the Record Date.

## Matters to be voted on and approval required

The following are items of business to be voted on at the meeting:

- The election of directors
- The appointment of auditors
- The approval of the Company's approach to executive compensation
- Reconfirmation of the Company's Shareholder rights plan (Rights Plan).

All of these items require approval by a majority of votes cast by shareholders.

## Quorum

We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting.

## Virtual meeting and technical requirements

As we continue to respond to the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.

Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 11 to 15, depending on if you are a registered or a non-registered shareholder.

You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at **telus.com/agm** and on **sedar.com** for additional instructions on participating in the virtual meeting.

## Submitting questions

Questions for the meeting may be submitted either before the meeting through **investorvote.com** (refer to your control number as shown on your proxy form, as applicable) or during the meeting by shareholders participating via the live webcast by selecting the messaging icon. Only registered shareholders may submit questions before the meeting, but registered shareholders and duly appointed proxyholders may submit questions during the meeting.

The chair of the meeting and other members of management present will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed towards the end of the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders that are on the same topic or otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome. However, we do not intend to address questions that:

- Are irrelevant to the business of the meeting or to TELUS' operations
- Are related to personal grievances
- Are related to non-public information about TELUS
- Constitute derogatory references to individuals or are otherwise offensive to third parties
- Are repetitious or have already been asked by other shareholders
- Are in furtherance of a shareholder's personal or business interest, or
- Are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment.

The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question.

Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at **telus.com/agm**. Posted questions may be summarized or grouped together. The questions and answers will be available as soon as practicable after the meeting and will remain available for one week after posting.

## How to vote

How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables.

| | Registered shareholders and TELUS employee share plan holders |
|---|---|
| | You are a **registered shareholder** if you have a share certificate or direct registration system (DRS) advice issued in your name.<br><br>You are an **employee share plan holder** if you hold your shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee. |
| **If you want to vote by proxy before the meeting** | You can vote in any of the following ways:<br><br>**Internet**<br>• By visiting the following website: **investorvote.com**. Refer to your control number (shown on your proxy form) and follow the online voting instructions<br><br>**Telephone**<br>• By calling the toll-free number, **1-866-732-VOTE (8683)** if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions<br>• Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone<br><br>**Mail**<br>• By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. |
| **If you want to attend and vote at the virtual meeting** | Please follow these steps:<br>1. Log in online at **telus.com/agm** at least 15 minutes before the meeting starts.<br>2. Click "Launch webcast" at the top of the page. Please check that your browser is compatible.<br>3. Click "Shareholder".<br>4. Enter your control number (on your proxy form) as your username.<br>5. Enter the password: TELUS2022 (case sensitive).<br>6. Follow the instructions to view the meeting and vote when prompted.<br><br>Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 12), but you will be unable to vote or ask questions at the meeting. |

| | |
|---|---|
| **If you want to appoint a third party as proxy to attend and vote at the virtual meeting** | **If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.** |
| | Please follow these steps:<br>1. **Submit your proxy form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail – see page 11). This step must be completed before registering such proxyholder as step 2.<br>2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** visit **computershare.com/TELUSagm** by **5:00 p.m. (ET) on May 4, 2022** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.** |
| **If you want to attend the virtual meeting as a guest** | Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting.<br>1. Log in online at **telus.com/agm**. We recommend that you log in at least 15 minutes before the meeting starts.<br>2. Click "Launch webcast" at the top of the page.<br>3. Click "Guest" and then complete the online form. |
| **Deadline for returning your form** | **Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1), no later than 5:00 p.m. (ET) on May 4, 2022.** If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date **(Proxy Deadline).** |
| **If you change your mind about your vote** | For **registered shareholders and holders of employee shares**, if you have voted by submitting a proxy form, you can revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above) by the Proxy Deadline.<br><br>If as a registered shareholder, you are using your control number to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions above), but you will be unable to vote or ask questions at the meeting.<br><br>Other ways to revoke your proxy instructions include:<br>1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to **5:00 p.m. (PT) on May 5, 2022** or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting.<br>2. Any other way allowed by law. |

| | Non-registered shareholders |
|---|---|
| | You are a **non-registered shareholder** if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary). |
| **If you want to vote by proxy before the meeting** | You can vote in any of the following ways:<br><br>**Internet**<br>• By visiting the following website: **proxyvote.com**. Refer to the control number (shown on your voting instruction form) and follow the online voting instructions<br><br>**Telephone**<br>• By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to the control number (shown on your voting instruction form) and follow the instructions<br>• Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone<br><br>**Mail**<br>• By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. |
| **If you want to attend and vote at the virtual meeting** | **If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare.** This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder.<br><br>Please follow these steps:<br>1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.<br>2. Register yourself as a proxyholder by visiting **computershare.com/TELUSagm by 5:00 p.m. (ET) on May 3, 2022**. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. **Without a username, you will not be able to attend, participate or vote at the meeting**.<br>3. Log in online at **telus.com/agm** at least 15 minutes before the meeting starts.<br>4. Click "Launch webcast" at the top of the page. Please check that your browser is compatible.<br>5. Click "Shareholder".<br>6. Enter the username that was provided by Computershare via email.<br>7. Enter the password: TELUS2022 (case sensitive).<br>8. Follow the instructions to view the meeting and vote when prompted.<br><br>**If you are a non-registered shareholder located in the United States**, and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:<br>1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.<br>2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: **USLegalProxy@computershare.com** (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 3, 2022**.<br>3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to also register your appointment as a proxyholder at **computershare.com/TELUSagm by 5:00 p.m. (ET) on May 3, 2022**. |

| | |
|---|---|
| **If you want to appoint a third party as proxy to attend and vote at the virtual meeting** | **If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.** |
| | Please follow these steps:<br>1. **Submit your voting instruction form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail – see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2.<br>2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** also visit **computershare.com/TELUSagm** by **5:00 p.m. (ET) on May 3, 2022** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.**<br><br>If you are a **non-registered shareholder located in the United States**, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps:<br>1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one.<br>2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: **USLegalProxy@computershare.com** (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 3, 2022**.<br>3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party's appointment as proxyholder at **computershare.com/TELUSagm by 5:00 p.m. (ET) on May 3, 2022**. |
| **If you want to attend the virtual meeting as a guest** | Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting.<br>1. Log in online at **telus.com/agm**. We recommend that you log in at least 15 minutes before the meeting starts.<br>2. Click "Launch webcast" at the top of the page.<br>3. Click "Guest" and then complete the online form. |
| **Deadline for returning your form** | Please check your voting instruction form for the specific deadline.<br><br>Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. |
| **If you change your mind about your vote** | For **non-registered shareholders**, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary's deadline. |

## How your proxyholder will vote

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. **If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares to:**

- Elect as a director each person nominated by the Company
- Appoint Deloitte as auditors and authorize the directors to fix their remuneration
- Approve the Company's approach to executive compensation
- Reconfirm the Rights Plan.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 9 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 7, 2022, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

### Confidentiality

All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

- As necessary to meet applicable law
- In the event of a proxy contest
- In the event a shareholder has made a written comment on the proxy.

### Solicitation by management

**Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation.** TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $32,000, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company.

### Notice and Access

Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular for the meeting and the annual report instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail).

If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

### Delivery of proxy materials

Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to all non-registered shareholders.

### Voting results

The voting results for each item of business at the meeting will be posted on **telus.com** and filed with the securities regulators after the meeting.

### For more information

Contact Computershare if you have additional questions regarding the meeting:

- **phone:** 1-800-558-0046 (toll-free within North America)
  +1 (514) 982-7129 (outside North America)
- **email:** telus@computershare.com
- **mail:** Computershare Trust Company of Canada
  8th floor, 100 University Avenue
  Toronto, Ontario M5J 2Y1

You can also contact Laurel Hill if you have questions regarding the meeting:

- **phone:** 1-877-452-7184 (toll-free within North America)
  +1 (416) 304-0211 (outside North America)
- **email:** assistance@laurelhill.com

# Additional information

## Canadian ownership and voting restrictions

The Company and certain of its subsidiaries must comply with the Canadian ownership and control requirements prescribed by Canadian laws applicable to the provision of telecommunications services and digital services, namely the *Telecommunications Act*, the *Broadcasting Act*, and the regulations and other instruments issued under these Acts.

With respect to telecommunications, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the *Telecommunications Act* and underlying *Canadian Telecommunications Common Carrier Ownership and Control Regulations* require, among other things, that the level of Canadian ownership and control of the Company's shares must not be less than 66⅔ per cent and the Company must not otherwise be controlled by non-Canadians.

Substantially similar rules apply under the *Broadcasting Act*. However, in addition, the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, the Company must appoint an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Canadian ownership and control regulations underlying the *Telecommunications Act* give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the *Radiocommunication Act* and the *Broadcasting Act*. These powers include the right to (i) refuse to register a transfer of shares to a non-Canadian, (ii) repurchase or redeem excess shares from a non-Canadian or require a non-Canadian to sell any shares if that person's holdings would affect TELUS' compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the shares considered to be owned or controlled by non-Canadians.

The Company monitors the level of non-Canadian ownership of its shares and must provide periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC) in this regard.

## Interest of certain persons in material transactions and related party transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

The Corporate Governance Committee of the Board is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS, and to approve any procedures that should be adopted in connection therewith.

## Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.

## Additional matters and information

Additional financial information is contained in TELUS' annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2021 and Management's discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. TELUS' public documents are filed on **sedar.com** and **sec.gov**.

## Date of circular

Unless otherwise indicated, the information provided in this circular is as at March 7, 2022.

# Business of the meeting

## 1 Report of management and consolidated financial statements

The report of management and the audited consolidated financial statements for the year ended December 31, 2021, including Management's discussion and analysis, are contained in the TELUS 2021 annual report. All shareholders should have received the 2021 annual report electronically or by mail, or have received a Notice and Access notification. If you did not receive a copy, you may view it online at **telus.com/annualreport** or obtain a copy upon request to TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

## 2 Election of directors

### General

The Board has fixed the number of directors at 15 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 15 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year's annual meeting, other than Victor Dodig, who has been nominated for election at this meeting. See pages 26 to 35 for biographical and other relevant information about all of the nominees.

Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 15 nominees whose names and profiles are set forth on pages 26 to 35, except in relation to shares held by a shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of their election, then the director will be required to tender their resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders their resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board's decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our TELUS Board Policy Manual, which can be downloaded at **telus.com/governance**.

We believe that all 15 nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual meeting or until their successor is elected or appointed.

**The Board recommends you vote FOR the election of each nominated director.**

### Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between March 3 and April 7, 2022. See our Articles, available on **sedar.com** and on **telus.com/governance**.

## 3 Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 7, 2021.

Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors' remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.

**The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting.**

Last year, **99%** of shareholders voted FOR appointing Deloitte as our auditors.

### Summary of billings and services by the external auditors for 2021 and 2020

Fees billed for services provided by Deloitte for 2021 and 2020 are as follows:

| | 2021 | | 2020 | |
|---|---|---|---|---|
| **Type of work** | **($ millions)** | **%** | **($ millions)** | **%** |
| Audit fees[1] | 2.810 | 25.8 | 2.415 | 27.2 |
| Audit-related fees[2] | 6.869 | 63.2 | 5.810 | 65.4 |
| Tax fees[3] | 0.834 | 7.7 | 0.405 | 4.6 |
| All other fees[4] | 0.359 | 3.3 | 0.247 | 2.8 |
| Total | **10.872** | **100.0** | **8.877** | **100.0** |

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2 Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3 Relates to tax compliance, tax advice and tax planning.
4 Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Board effectiveness assessment, due diligence related to mergers and acquisitions, and other specified procedures.

# 4 Approval of executive compensation approach – Advisory vote on say on pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company's approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

> *"Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular for the 2022 annual general meeting of shareholders."*

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 75 to 115.

At our annual meeting in 2021, we conducted our 11th say-on-pay vote. The say-on-pay resolution received the support of 94 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations.

The management proxyholders intend to vote FOR TELUS' approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.

**✓ The Board recommends you vote FOR our approach to executive compensation.**

Last year,
**94%**
of shareholders voted FOR our approach to executive compensation.

# 5 Reconfirmation of Shareholder rights plan

Our shareholders are being asked at the meeting to reconfirm the Company's shareholder rights plan (Rights Plan), as more fully described below.

## Background

The Company first adopted a shareholder rights plan in March 2000, then adopted a new shareholder rights plan in March 2010, and subsequently adopted the Company's current Rights Plan in March 2019, which plan was ratified and confirmed by the Company's shareholders at the 2019 annual meeting of the Company. The Rights Plan has a term of nine years, subject to approval of its continuance by the shareholders of the Company at the annual meetings of the Company in 2022 and 2025. Failing reconfirmation as required under the Rights Plan, the Rights Plan and all outstanding Rights (defined below) thereunder will terminate.

## Purpose of the Rights Plan

The purpose of the Rights Plan is to limit acquisitions that are exempt from the formal take-over bid requirements and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their shares. The terms of the Rights Plan are substantially similar to the terms of rights plans adopted recently by other Canadian issuers.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a Permitted Bid (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of shares, other than the acquirer, will be able to purchase additional shares at a significant discount to market, thus exposing the person acquiring shares to substantial dilution of its holdings.

**✓ The Board recommends you vote FOR the reconfirmation of the Rights Plan.**

As at the date hereof, the Board is not aware of any pending or threatened take-over bid for the Company and shareholders are not being asked to reconfirm the Rights Plan in response to any proposal to acquire control of the Company.

In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Canadian Securities Administrators (CSA) adopted amendments to that framework in 2016 that, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50 per cent of the outstanding securities held by shareholders other than the offeror and its affiliates and those with whom the offeror is acting jointly or in concert, and require a 10-day extension after the minimum tender requirement is met. A target issuer has the ability to voluntarily reduce the minimum bid period to not less than 35 days and the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative amendments do not apply to exempt take-over bids, there continues to be an important role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Rights plans continue to be adopted to address the following concerns:

- Protecting against creeping bids (the accumulation of 20 per cent or more of the shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control or effective control through the accumulation of shares over a stock exchange or other published market without paying a control premium, (iii) acquiring up to five per cent of the shares during the course of a take-over bid, or (iv) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders, and
- Preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

As a result, the Board of Directors has determined that it is advisable and in the best interests of the Company and its shareholders that the Company has in place a shareholder rights plan in the form of the Rights Plan.

In recent years, unsolicited take-over bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The Board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original offer price. There can be no assurance, however, that the Company's Rights Plan would serve to bring about a similar result.

The Rights Plan does not preclude any shareholder from using the proxy mechanism of the *Business Corporations Act (British Columbia)*, the Company's governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of holders of the Company's shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event (described below) occurs and the Rights separate from the shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

## Board review

Management considered and reviewed, with support from external counsel, the Rights Plan and analysis of the continuation of a shareholder rights plan for the Company, considering matters including (i) developments in shareholder rights plans and securities legislation since the Rights Plan was adopted in 2019, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, and (iii) the commentary of the investment community on these plans. The Board is satisfied that the Rights Plan remains consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in recommending the ratification of the Rights Plan, to either secure the continuance of the directors or management of the Company or to preclude an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The Rights Plan provides that shareholders may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company, and the confirmation of the Rights Plan does not affect the duty of the Board to comply with these obligations.

## Summary of the Rights Plan

The Rights Plan is available on SEDAR at **sedar.com** under the Company's profile and copies are available from TELUS' Corporate Governance Office, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

The following is a summary of the principal terms of the Rights Plan; the summary is qualified in its entirety by reference to the terms of the Rights Plan.

## Effective time and term

The Rights Plan became effective at the conclusion of the annual meeting of the Company in 2019 (the Effective Time). Subject to reconfirmation at the meeting, and reconfirmation at the Company's annual meeting in 2025, the Rights Plan expires upon the conclusion of TELUS' annual meeting in 2028.

## Issue of Rights

One Right will be issued and attached to each share outstanding at the Effective Time (the Record Time) and will attach to each share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the Expiration Time).

## Rights exercise privilege

The Rights will separate from the shares and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commences an offer to acquire, 20 per cent or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of shares for $160 (i.e. at a 50 per cent discount).

### Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by the certificates for shares or by the applicable book entry form registration for the associated shares and will be transferable only together with, and will be transferred by a transfer of, such associated shares issued from and after the Effective Time and will not be transferable separately from such shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the shares.

### Permitted Bid requirements

The requirements for a Permitted Bid include the following:

- The take-over bid must be made to all holders of record of voting shares (i.e. shares and any other shares in the capital of the Company entitled to vote in the election of directors),
- The take-over bid must contain an irrevocable and unqualified condition that no voting shares will be taken up or paid for:
  - Prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (NI 62-104) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and
  - Unless, at the close of business on the date voting shares are first taken up or paid for under such bid, more than 50 per cent of the then outstanding voting shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn,
- Unless the take-over bid is withdrawn, shares may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104), and
- If a majority of the outstanding voting shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than 10 days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

### Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of voting shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of voting shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding voting shares within 14 days or such other period as may be specified by the Board. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

### Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20 per cent of the shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

### Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

### Voting requirements

In order to be effective, the resolution to be voted on will require the approval of a majority of votes cast by Independent Shareholders (as defined in the Rights Plan). The text of the proposed resolution is as follows:

"BE IT RESOLVED THAT:

1. *The continued existence of the Rights Plan, as set forth in the Rights Plan Agreement dated March 13, 2019, between the Company and Computershare Trust Company of Canada, and the issuance of all Rights issued pursuant to such Rights Plan, is hereby reconfirmed and approved, and*
2. *Any one of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action."*

Management and the Board recommend that shareholders vote FOR the ordinary resolution set forth above. The management proxyholders intend to vote FOR this motion except in relation to shares held by a shareholder who instructs otherwise.

Unless the Rights Plan is reconfirmed by a majority of the votes cast at the meeting by shareholders voting in person or by proxy, it will expire at the conclusion of the meeting.

# About the nominated directors

## Independence

At the meeting, there are 15 directors proposed for election to the Board. In accordance with our independence criteria, as detailed on page 47, 14 of our 15 director nominees are independent. We believe that an independent board is an important governance practice that helps ensure our Board is operating independently of management and providing oversight and making decisions in the best interests of the Company. Darren Entwistle is not independent, as he is also the Company's President and Chief Executive Officer (CEO).



**14 of 15 nominee directors are independent**

## Diversity of background

We are committed to fostering a diverse and inclusive culture at TELUS and first adopted a written Board diversity policy in 2013. As part of our annual review cycle, we periodically updated the policy over the ensuing years. The policy was substantively updated in November 2020, and was reviewed and adopted with a minor update in November 2021. The policy provides that by leveraging different perspectives and ideas, TELUS will enjoy the benefits of improved decision-making and greater productivity and innovation. The policy recognizes that diversity has many dimensions, which can include ethnicity, race, gender, physical ability, religion, sexual orientation, gender identification and age. Diversity can also extend to work experience, geographic background, socio-economic background and diversity of political thought. The objective of the policy is to ensure that the Board possesses the diverse qualifications, skills and expertise that are relevant to our business and that will allow the Board to fulfil its mandate.

The policy provides that the Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge. In these processes, the Committee will consider multiple aspects of diversity. When recruiting new candidates for directors, the policy requires that the pool of identified candidates meet the Board's skills and diversity criteria. In the Board's evergreen list of potential director nominees, the Board will ensure that such list includes a diverse group of candidates, including balanced gender diversity.

The current policy includes specific targets and confirms the importance of seeking the following Board composition:

- At least two directors who represent a visible minority or are Indigenous
- Women and men each represent at least 33⅓ per cent of independent directors
- Directors with extensive experience in geographic areas where TELUS has or anticipates significant business interests
- Directors of various ages, and
- Directors with differing backgrounds and experience.

The charts provide information relating to the gender and tenure of our 14 nominated independent directors (excluding Darren).



**Gender**

| | |
|---|---|
| female | 43% |
| male | 57% |



**Tenure**

| | |
|---|---|
| 0–5 years | 64% |
| 6–10 years | 29% |
| 11+ years | 7% |

# Diversity of skills

| Key skills and experience[1] | Total directors | Dick Auchinleck | Ray Chan | Hazel Claxton | Lisa de Wilde | Victor Dodig | Darren Entwistle | Thomas Flynn | Mary Jo Haddad | Kathy Kinloch | Christine Magee | John Manley | David Mowat | Marc Parent | Denise Pickett | Sean Willy |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Senior executive/strategic leadership | 15 | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Governance | 7 | ✓ | ✓ | ✓ | ✓ | | | | ✓ | ✓ | ✓ | | | | | |
| Finance and accounting | 7 | | ✓ | ✓ | | ✓ | | ✓ | | ✓ | ✓ | | ✓ | | | |
| Human resources management/ executive compensation | 7 | | ✓ | ✓ | | ✓ | | | ✓ | ✓ | | | | ✓ | | ✓ |
| Risk management | 4 | | | | | | | ✓ | | | | ✓ | ✓ | | ✓ | |
| Industry knowledge and experience | 3 | | | | ✓ | | ✓ | | | | | ✓ | | | | |
| Retail/customer experience | 5 | | | | | ✓ | ✓ | | | | ✓ | | ✓ | | ✓ | |
| Corporate social responsibility | 2 | | | | | | ✓ | | | | | | | | | ✓ |
| International experience | 3 | ✓ | | | | | | | | | | | | ✓ | ✓ | |
| Corporate development | 3 | ✓ | | | | | | ✓ | | | | | | ✓ | | |
| Government/regulatory affairs | 3 | | | | ✓ | | | | | | | ✓ | | | | ✓ |
| Information technology and information management | 1 | | | | | | | | ✓ | | | | | | | |

1 While each director nominee has varying levels of skill and experience in most of the categories, we have indicated the four strongest skills per nominee. Descriptions of the different categories of skills and experience may be found on page 51.

# Director profiles

The following section provides detailed information on each person nominated for election as a director. See page 51 for definitions of each area of expertise.

We determined the total market value of securities held as at the date of this circular and the date of the 2021 circular, respectively, by multiplying the number of shares or deferred share units (DSUs) held by a director by $33.58, which was the closing share price on the Toronto Stock Exchange (TSX) on March 7, 2022, and $26.53, which was the closing share price on the TSX on March 10, 2021. DSUs are granted under the DSU Plan (see page 119 for plan details).

For non-management directors, the share ownership target is 3.5 times the annual retainer, being $875,000 at the date of this circular and $805,000 at the date of the 2021 circular.

For Dick Auchinleck, the share ownership target, in his capacity as Chair of the Board, is five times his annual retainer, being $2,700,000 at the date of this circular and $2,550,000 at the date of the 2021 circular.

Any shares of TELUS International held by directors are also provided; however, shares of TELUS International will not be included for the purpose of determining whether a director meets their share ownership target. We determined the total market value of TELUS International shares held as at the date of this circular and the date of the 2021 circular, respectively, by multiplying the number of shares held by a director by $33.58, which was the closing share price on the TSX on March 7, 2022, and by $35.33, which was the closing share price on the TSX on March 10, 2021.

## R.H. (Dick) Auchinleck (Chair)

Victoria, British Columbia, Canada

**Age:** 70

**Director since:** 2003

**Independent**

**TELUS Committees:**
Not applicable[1]

**Areas of expertise:**
- Senior executive/strategic leadership
- International experience
- Corporate development
- Governance

**Total compensation for 2021:** $541,940



**Dick Auchinleck** is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015 and also served as the Lead Director of ConocoPhillips, an oil and gas company, from 2007 to 2018. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |

### Current public board directorships
None

### Past public board directorships (2016 to 2021)
ConocoPhillips

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 655,997,406 | 15,190,112 | 671,187,518 |
| Percentage of votes | 97.74% | 2.26% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 70,705 | 63,695 |
| DSUs | 478,086 | 444,467 |
| Total market value of securities | $18,428,402 | $13,481,538 |
| Meets share ownership target | Yes (6.8x) | Yes (5.3x) |
| Shares of TELUS International | – | – |
| Total market value | – | – |

1 Dick is not a member of any Board committee, but regularly attends committee meetings.

## Raymond T. Chan

Vancouver, British Columbia, Canada

**Age:** 66

**Director since:** 2013

**Independent**

**TELUS Committees:**
- Pension (Chair)
- Human Resources and Compensation

**Areas of expertise:**
- Senior executive/strategic leadership
- Finance and accounting
- Governance
- Human resources management/ executive compensation

**Total compensation for 2021:** $280,522



**Ray Chan** is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. starting in 1998, serving in various capacities over the years as Chief Financial Officer, Chief Executive Officer, Executive Chair, Independent Chair and Lead Independent Director. In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director at the TMX Group and the Alberta Children's Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant and Chartered Accountant.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Pension | 4/4 | 100% |
| Human Resources and Compensation | 6/6 | 100% |

### Current public board directorships
None

### Past public board directorships (2016 to 2021)
Baytex Energy Corp.
TORC Oil & Gas Ltd.

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 668,655,885 | 2,531,633 | 671,187,518 |
| Percentage of votes | 99.62% | 0.38% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 40,000 | 40,000 |
| DSUs | 68,658 | 59,264 |
| Total market value of securities | $3,648,736 | $2,633,474 |
| Meets share ownership target | Yes (4.2x) | Yes (3.3x) |
| Shares of TELUS International | 7,500 | 2,500 |
| Total market value | $222,225 | $88,325 |

## Hazel Claxton

Toronto, Ontario, Canada

**Age:** 61

**Director since:** 2021

**Independent**

**TELUS Committee:**
- Audit

**Areas of expertise:**
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Finance and accounting
- Governance

**Total compensation for 2021:** $215,600



**Hazel Claxton** is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with Morneau Shepell Inc. (now LifeWorks Inc.) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she held several leadership roles, including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently serves on the boards of the University Pension Plan Ontario, Unity Health Toronto, and Queen's University where she is Vice Chair. Previously, she served on the boards of St. Michael's Hospital and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen's University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant and Chartered Accountant.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board[1] | 3/3 | 100% |
| Audit[1] | 3/3 | 100% |

### Current public board directorships
None

### Past public board directorships (2016 to 2021)
None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 670,078,906 | 1,102,128 | 671,181,034 |
| Percentage of votes | 99.84% | 0.16% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 3,000 | 3,000 |
| DSUs | 7,045 | n/a |
| Total market value of securities | $337,311 | $79,590 |
| Meets share ownership target | No (0.4x)[2] | n/a |
| Shares of TELUS International | 833 | 833 |
| Total market value | $24,681 | $29,430 |

1 Hazel was first elected to the Board, and joined the Audit Committee, on May 7, 2021.

2 Hazel has until May 7, 2026 to reach the target.

## Lisa de Wilde

Oakville, Ontario, Canada

**Age:** 65

**Director since:** 2015

**Independent**

**TELUS Committees:**
- Corporate Governance (Chair)[1]
- Pension

**Areas of expertise:**
- Government/regulatory affairs
- Governance
- Senior executive/strategic leadership
- Industry knowledge and experience

**Total compensation for 2021:** $279,559



**Lisa de Wilde** is the Bell Media Professor in Media Management in the Schulich School of Business MBA Program in Arts, Media and Entertainment Management. She served as CEO of TVO from 2005 to 2019, where she transformed the educational broadcaster from an analog operation to an innovative, fully digital leader in current affairs and education technology. Lisa serves on the boards of the Asia Pacific Foundation of Canada where she is Vice Chair, École de danse contemporaine de Montréal, CARE Canada and Toronto Global. She is also a former board member and Chair of the Board of Toronto International Film Festival (TIFF). She is a lawyer by training who began her career at the CRTC, was a partner at a major law firm and served as President and CEO of Astral Television Networks. Lisa is a recipient of the Queen's Diamond Jubilee Medal, has received honorary degrees from Ryerson University and Brandon University, holds Bachelor of Arts and of Laws degrees from McGill University and the ICD.D designation from the Institute of Corporate Directors, and is a Member of the Order of Canada.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Corporate Governance | 4/4 | 100% |
| Pension | 4/4 | 100% |

**Current public board directorships**
None

**Past public board directorships (2016 to 2021)**
EnerCare Inc.

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 669,949,084 | 1,231,999 | 671,181,083 |
| Percentage of votes | 99.82% | 0.18% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | – | – |
| DSUs | 62,096 | 52,997 |
| Total market value of securities | $2,085,184 | $1,406,010 |
| Meets share ownership target | Yes (2.4x) | Yes (1.7x) |
| Shares of TELUS International | 2,083 | 2,083 |
| Total market value | $61,719 | $73,592 |

1 Lisa became Chair of the Corporate Governance Committee on May 7, 2021.

## Victor Dodig

Toronto, Ontario, Canada

**Age:** 54

**New nominee**

**Independent**

**Areas of expertise:**
- Senior executive/strategic leadership
- Finance and accounting
- Human resources management/ executive compensation
- Retail/customer experience

**Total compensation for 2021:** n/a



**Victor Dodig** has been the President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC's Wealth Management, Asset Management and Retail Banking businesses. Over his career, Victor also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. He serves on the board of the C.D. Howe Institute and the Business Council of Canada. Victor is a vocal advocate for inclusion in the workplace and is chair of the Inclusion and Diversity Leadership Council at CIBC and a co-chair of the BlackNorth Initiative. He is past chair of the Catalyst Canada Advisory Board and past chair of the 30% Club Canada. In 2017, Victor was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender diversity.

### Board and committee attendance record in 2021

n/a

**Current public board directorships**
Canadian Imperial Bank of Commerce

**Past public board directorships (2016 to 2021)**
None

### Voting results of 2021 annual meeting

n/a

### Securities held and total market value as at March 7, 2022

| | 2022 |
|---|---|
| Shares | |
| DSUs | n/a |
| Total market value of securities | |
| Meets share ownership target | n/a |
| Shares of TELUS International | – |
| Total market value | – |

## Darren Entwistle

Vancouver, British Columbia, Canada

Age: 59

Director since: 2000

Not independent

TELUS Committees:
Not eligible[1]

Areas of expertise:
- Senior executive/strategic leadership
- Technology/industry knowledge and experience
- Corporate responsibility
- Retail/customer experience

No compensation received for services as director



**Darren Entwistle** joined TELUS in 2000 as President and CEO, and alongside the leadership team, has guided TELUS' evolution from a regional telephone company into a global data and wireless leader with a track record of driving world-leading results for its customers, communities and shareholders. Since 2000 through December 2021, TELUS generated a total shareholder return of 700%, 357 points higher than the return for the S&P/TSX Composite Index of 343%. Moreover, over the past five, 10 and 15 years, TELUS has surpassed the TSX return by an average of 87%. Over the course of the past 21 years, the TELUS brand has increased in value from a few hundred million dollars to $9 billion today. In addition, at the start of 2022, TELUS had an enterprise value of $57 billion – a five-fold increase since 2000 – as well as nearly 17 million customer connections across its diverse service offerings, representing growth of 286% over the past two-plus decades. Notably, the TELUS team has entrenched a customers first culture across the organization, which has contributed to consistently leading customer loyalty rates across its peer group on a worldwide basis.
The same focus has led to TELUS repeatedly earning global recognition in respect of speed, coverage and reliability for its world-leading networks. The team's commitment to championing TELUS' social purpose has driven globally leading engagement levels, including inspiring the TELUS family to gift $900 million in cash, in-kind contributions, time and programs and 1.8 million days of volunteerism since 2000 to create stronger communities. As a result, TELUS has been recognized as the most philanthropic company in the world, as well as the global leader in social capitalism. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. Darren sits on the Principal's International Advisory Board at McGill, is an Honorary Fellow of the Royal Conservatory and is a Member of the Order of Canada.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |

### Current public board directorships
None

### Past public board directorships (2016 to 2021)
George Weston Limited

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 669,194,159 | 1,996,301 | 671,190,460 |
| Percentage of votes | 99.70% | 0.30% | 100% |

See page 92 for details on TELUS Corporation securities held and compensation received for 2021 as President and CEO.

### Shares of TELUS International held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 29,700 | 29,700 |
| Total market value | $880,011 | $1,049,301 |

1 Darren is not a member of any Board committee, but regularly attends committee meetings.

## Thomas E. Flynn

Toronto, Ontario, Canada

**Age:** 58

**Director since:** 2020

**Independent**

**TELUS Committee:**
- Audit

**Areas of expertise:**
- Senior executive/strategic leadership
- Finance and accounting
- Risk management
- Corporate development

**Total compensation for 2021:** $249,173



**Thomas Flynn** is a corporate director and retired as Vice-Chair of BMO Financial Group in early 2022. Tom was Bank of Montreal's Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President, Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the Board of Sunnybrook Health Sciences Centre and was previously Chair of the Board of Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Audit[1] | 3/3 | 100% |

**Current public board directorships**
None

**Past public board directorships (2016 to 2021)**
None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 669,845,692 | 1,334,608 | 671,180,300 |
| Percentage of votes | 99.80% | 0.20% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 10,000 | 10,000 |
| DSUs | 18,729 | 8,866 |
| Total market value of securities | $964,720 | $500,515 |
| Meets share ownership target | Yes (1.1x) | No (0.6x) |
| Shares of TELUS International | 2,000 | 2,000 |
| Total market value | $59,260 | $70,660 |

1 Tom joined the Audit Committee on May 7, 2021.

## Mary Jo Haddad

Niagara-on-the-Lake, Ontario, Canada

**Age:** 66

**Director since:** 2014

**Independent**

**TELUS Committees:**
- Human Resources and Compensation (Chair)
- Corporate Governance

**Areas of expertise:**
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Governance
- Information technology and information management

**Total compensation for 2021:** $287,442



**Mary Jo Haddad** is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and Chief Executive Officer of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor and holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada's inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. In 2012, she received the Queen Elizabeth II Diamond Jubilee Medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier's Award for Outstanding Achievement. Mary Jo received the Life Sciences Ontario Leadership Award for 2020, and she was appointed Chancellor of the University of Windsor in May 2019.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Human Resources and Compensation | 6/6 | 100% |
| Corporate Governance | 4/4 | 100% |

**Current public board directorships**
None

**Past public board directorships (2016 to 2021)**
Toronto-Dominion Bank

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 666,670,024 | 4,510,276 | 671,180,300 |
| Percentage of votes | 99.33% | 0.67% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | – | – |
| DSUs | 86,029 | 75,631 |
| Total market value of securities | $2,888,854 | $2,006,490 |
| Meets share ownership target | Yes (3.3x) | Yes (2.5x) |
| Shares of TELUS International | 850 | 850 |
| Total market value | $25,186 | $30,031 |

## Kathy Kinloch

Vancouver, British Columbia, Canada

**Age:** 70

**Director since:** 2017

**Independent**

**TELUS Committees:**
- Corporate Governance
- Human Resources and Compensation

**Areas of expertise:**
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Finance and accounting
- Governance

**Total compensation for 2021:** $251,259



**Kathy Kinloch** is President of the British Columbia Institute of Technology (BCIT), Canada's premier polytechnic institution, which serves approximately 50,000 students annually, a position she has held since January 2014. Through a series of senior leadership and executive roles, she has spearheaded successful strategic change initiatives in the post-secondary, government and healthcare sectors. Kathy's accomplishments include a Power 50 list citation and Most Influential Women in Business acknowledgment from BC Business magazine; Influential Women in Business Awards, Business in Vancouver magazine; Woman of Distinction, YWCA Metro Vancouver; Top 100 Hall of Fame and Top 100 Public Sector Leaders, Women's Executive Network (WXN); and an Honorary Doctor of Laws from Royal Roads University. Kathy was also honoured as Canada's Most Admired CEO of 2018, and BCIT as one of Canada's Most Admired Corporate Cultures for 2019, in the Broader Public Sector categories, by Waterstone Human Capital. Kathy holds a Diploma in Nursing and a Bachelor of Science (Nursing, with Distinction) from the University of Alberta, a Master of Arts in Leadership (Chancellors Award) and a Graduate Certificate in Executive Coaching from Royal Roads University. Kathy's other board positions include the World University Service of Canada, Business Council of BC, Surrey Hospital Foundation and the Public Policy Forum. She is also a member of the Business + Higher Education Roundtable and the Asia Business Leaders Advisory Council of the Asia Pacific Foundation, and chaired B.C.'s Emerging Economy Task Force.

### Board and committee attendance record in 2021[1]

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Corporate Governance | 3/4[1] | 75% |
| Human Resources and Compensation | 5/6[1] | 83% |

### Current public board directorships

None

### Past public board directorships (2016 to 2021)

None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 668,599,795 | 2,580,189 | 671,179,984 |
| Percentage of votes | 99.62% | 0.38% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 220 | 220 |
| DSUs | 53,273 | 41,861 |
| Total market value of securities | $1,796,295 | $1,116,409 |
| Meets share ownership target | Yes (2.1x) | Yes (1.4x) |

| | | |
|---|---|---|
| Shares of TELUS International | 2,500 | 2,500 |
| Total market value | $74,075 | $88,325 |

1 Due to health reasons that have been addressed, Kathy was unable to attend the February committee meetings in 2021. However, she did attend all the remaining meetings in 2021. Her absence was approved by the Chair.

## Christine Magee

Toronto, Ontario, Canada

**Age:** 62

**Director since:** 2018

**Independent**

**TELUS Committees:**
- Human Resources and Compensation
- Pension

**Areas of expertise:**
- Senior executive/strategic leadership
- Retail/customer experience
- Finance and accounting
- Governance

**Total compensation for 2021:**
$250,580



**Christine Magee** is Chair of Sleep Country Canada. Christine co-founded Sleep Country in 1994. From 1982 to 1994 Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada. Christine also serves on the Board of Directors of Metro Inc., as well as on the board of other private and not-for-profit organizations, including Woodbine Entertainment Group, Trillium Health Partners and The Talent Fund. Christine previously served on the Board of Directors of Plan International Canada from 2017 to 2021, Western University Entrepreneurship Advisory Council from 2019 to 2021, Sirius XM Canada from 2014 to 2017, the Advisory Board of the Ivey School of Business from 2010 to 2017, Cott Corporation from 2004 to 2008 and McDonald's Canada from 1999 to 2004. Christine received an Honorary Doctorate of Commerce from Ryerson University in 2006. She holds a Business and Administration (Honours) degree from the University of Western Ontario. In 2015, Christine became a Member of the Order of Canada.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Audit[1] | 2/2 | 100% |
| Human Resources and Compensation[1] | 2/2 | 100% |
| Pension[1] | 2/2 | 100% |

### Current public board directorships
Sleep Country Canada Holdings Inc.
Metro Inc.

### Past public board directorships (2016 to 2021)
Sirius XM Canada Holdings Inc.

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 669,122,846 | 2,057,921 | 671,180,767 |
| Percentage of votes | 99.69% | 0.31% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | – | – |
| DSUs | 38,648 | 27,892 |
| Total market value of securities | $1,297,800 | $739,975 |
| Meets share ownership target | Yes (1.5x) | No (0.9x) |
| Shares of TELUS International | 4,000 | 4,000 |
| Total market value | $118,520 | $141,320 |

1 Christine left the Audit Committee and joined the Human Resources and Compensation Committee and Pension Committee on May 7, 2021.

## John Manley

Ottawa, Ontario, Canada

**Age:** 72

**Director since:** 2012

**Independent**

**TELUS Committees:**
- Corporate Governance
- Human Resources and Compensation

**Areas of expertise:**
- Government/regulatory affairs
- Industry knowledge and experience
- Senior executive/strategic leadership
- Risk management

**Total compensation for 2021:** $254,742



**John Manley** is a Senior Business Advisor with the law firm Bennett Jones LLP. He is the former President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Corporate Governance | 4/4 | 100% |
| Human Resources and Compensation | 6/6 | 100% |

### Current public board directorships
CAE Inc. (Chair)

### Past public board directorships (2016 to 2021)
Canadian Imperial Bank of Commerce

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 667,950,955 | 3,229,029 | 671,179,984 |
| Percentage of votes | 99.52% | 0.48% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 3,471 | 1,796 |
| DSUs | 122,698 | 111,557 |
| Total market value of securities | $4,236,755 | $3,007,255 |
| Meets share ownership target | Yes (4.8x) | Yes (3.7x) |
| Shares of TELUS International | – | – |
| Total market value | – | – |

## David Mowat

Vancouver, British Columbia, Canada

**Age:** 66

**Director since:** 2016

**Independent**

**Audit Committee Financial Expert**

**TELUS Committee:**
- Audit (Chair)

**Areas of expertise:**
- Senior executive/strategic leadership
- Finance and accounting
- Retail/customer experience
- Risk management

**Total compensation for 2021:** $290,874



**David Mowat** is a corporate director. He was President and Chief Executive Officer of ATB Financial from June 2007 to June 2018. Prior to that, he was the Chief Executive Officer of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review Panel. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an Honorary Doctorate of Laws from the University of Alberta. In 2014, David was selected by Alberta Venture Magazine as Alberta's Business Person of the Year.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Audit | 4/4 | 100% |

**Current public board directorships**
Laurentian Bank Group

**Past public board directorships (2016 to 2021)**
None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 670,038,271 | 1,141,713 | 671,179,984 |
| Percentage of votes | 99.83% | 0.17% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 12,006 | 11,997 |
| DSUs | 54,477 | 45,494 |
| Total market value of securities | $2,232,499 | $1,525,236 |
| Meets share ownership target | Yes (2.6x) | Yes (1.9x) |
| Shares of TELUS International | 5,000 | 5,000 |
| Total market value | $148,150 | $176,650 |

## Marc Parent

Montreal, Quebec, Canada

**Age:** 61

**Director since:** 2017

**Independent**

**TELUS Committees:**
- Human Resources and Compensation
- Pension

**Areas of expertise:**
- Senior executive/strategic leadership
- Human resources management/ executive compensation
- Corporate development
- International experience

**Total compensation for 2021:** $254,184



**Marc Parent** is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he had held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 35 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the boards of the Business + Higher Education Roundtable and the McGill University Health Centre Foundation. Marc earned a degree in Engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He holds an Honorary Doctorate from École Polytechnique de Montréal, and is an active pilot holding an Airline Transport Pilot Licence from Transport Canada. Marc was honoured in 1999 as one of Canada's Top 40 under 40 Leaders. In 2011, he was named the Canadian Defence Review's first ever Defence Executive of the year, a distinction awarded to him again in 2020. In 2018, he was nominated as CEO of the year by Montreal's Les Affaires newspaper. In 2019, he received the Aerospace Industries Association of Canada James C. Floyd Award. In November 2020, Marc became a Member of the Order of Canada.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Human Resources and Compensation | 6/6 | 100% |
| Pension | 4/4 | 100% |

**Current public board directorships**
CAE Inc.

**Past public board directorships (2016 to 2021)**
None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 665,289,914 | 5,890,070 | 671,179,984 |
| Percentage of votes | 99.12% | 0.88% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | 4,470 | 4,470 |
| DSUs | 47,207 | 36,066 |
| Total market value of securities | $1,735,314 | $1,075,420 |
| Meets share ownership target | Yes (2x) | Yes (1.3x) |
| Shares of TELUS International | 5,217 | 5,217 |
| Total market value | $154,580 | $184,317 |

## Denise Pickett

Toronto, Ontario, Canada

**Age:** 56

**Director since:** 2018

**Independent**

**TELUS Committees:**
- Audit
- Corporate Governance

**Areas of expertise:**
- Senior executive/strategic leadership
- Retail/customer experience
- International experience
- Risk management

**Total compensation for 2021:** $251,278



**Denise Pickett** is the President, Global Services Group of American Express, a role she has held since September 2019. In May 2021 she also assumed responsibility for consumer travel and lifestyle services. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and Chief Executive Officer of Amex Bank of Canada. Denise subsequently relocated to the United States, where she served as the President of American Express OPEN, the small business division, then as the President of U.S. Consumer Services, and most recently as American Express' Chief Risk Officer. She was also a member of the Board of Directors of the Hudson's Bay Company (2012 to 2018) and serves as Vice Chair on the Board of Directors of the United Way of New York City. Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto. She was included in Payment Source's Most Influential Women in Payments in 2018.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board | 6/6 | 100% |
| Audit | 4/4 | 100% |
| Corporate Governance[1] | 2/2 | 100% |

### Current public board directorships

None

### Past public board directorships (2016 to 2021)

Hudson's Bay Company

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 670,026,760 | 1,153,224 | 671,179,984 |
| Percentage of votes | 99.83% | 0.17% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | – | – |
| DSUs | 35,630 | 25,009 |
| Total market value of securities | $1,196,455 | $663,489 |
| Meets share ownership target | Yes (1.4x) | No (0.8x) |
| Shares of TELUS International | 4,800 | 4,800 |
| Total market value | $142,224 | $169,584 |

1 Denise joined the Corporate Governance Committee on May 7, 2021.

## W. Sean Willy

Saskatoon, Saskatchewan, Canada

Age: 48

Director since: 2021

Independent

TELUS Committee:
- Audit

Areas of expertise:
- Corporate social responsibility
- Senior executive/strategic leadership
- Government/regulatory affairs
- Human resources management/ executive compensation

Total compensation for 2021: $217,728



**Sean Willy** is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and previously he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently a member of the Canadian Government's Indigenous Innovation Housing Committee. In the past, he has served as Chair of the Mining Association of Canada's Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

### Board and committee attendance record in 2021

| | Attendance | Overall |
|---|---|---|
| Board[1] | 3/3 | 100% |
| Audit[1] | 3/3 | 100% |

**Current public board directorships**
GreenFirst Forest Products Inc.

**Past public board directorships (2016 to 2021)**
None

### Voting results of 2021 annual meeting

| | Votes for | Votes withheld | Total votes cast |
|---|---|---|---|
| Number of votes | 669,265,969 | 1,913,966 | 671,179,935 |
| Percentage of votes | 99.71% | 0.29% | 100% |

### Securities held and total market value as at March 7, 2022 and March 10, 2021, respectively

| | 2022 | 2021 |
|---|---|---|
| Shares | – | – |
| DSUs | 7,045 | n/a |
| Total market value of securities | $236,571 | n/a |
| Meets share ownership target | No (0.3x)[2] | n/a |

| | | |
|---|---|---|
| Shares of TELUS International | – | – |
| Total market value | – | – |

1 Sean was first elected to the Board, and joined the Audit Committee, on May 7, 2021.
2 Sean has until May 7, 2026 to reach the target.

## Additional disclosure related to directors

### Cease trade orders, bankruptcies, penalties or sanctions

TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer within the 10 years ended March 7, 2022, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

TELUS is not aware of any proposed director of TELUS who: (i) had been a director, chief executive officer or chief financial officer of any issuer within the 10 years ended March 7, 2022, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while that person was acting in such capacity, or that was issued after that person ceased to be acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity; or (ii) has, within the 10 years ended March 7, 2022, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

# Director compensation

### Principles

Our Corporate Governance Committee is responsible for reviewing directors' compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors' compensation, the Committee is guided by the following compensation principles:

- We target total compensation at the 50th percentile of the selected comparator group
- A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions and responsibilities
- Equity is an important element of compensation to emphasize alignment with the interests of shareholders
- Equity-based pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant
- The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience
- Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director.

**Our director compensation principles**

Total compensation targeted at the 50th percentile of comparator group

Flat fee structure

Equity compensation aligns with shareholder interests

Reviewed on an annual basis

**Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director.**

### Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2021 director compensation. See pages 81 to 82 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2021 director compensation is listed in the following table. The same group was used in 2020. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS' trailing 12-month revenue and market capitalization. The 2021 director comparator group is identical to the comparator group used to benchmark 2021 executive compensation.

| Comparator group for benchmarking 2021 director compensation | |
|---|---|
| Bank of Montreal (diversified banks) | Loblaw Companies Limited (food retail) |
| BCE Inc. (telecommunications services and media) | Nutrien Ltd. (fertilizers and agricultural chemicals) |
| Canadian Imperial Bank of Commerce (diversified banks) | Quebecor Inc. (telecommunications services and media) |
| Canadian National Railway Company (railways) | Rogers Communications Inc. (telecommunications services and media) |
| Canadian Pacific Railway Limited (railways) | Shaw Communications Inc. (telecommunications services) |
| Canadian Tire Corporation, Limited (general merchandise) | Shopify Inc. (internet infrastructure for retail commerce) |
| CGI Inc. (IT consulting and systems integration) | Suncor Energy Inc. (integrated oil and gas) |
| Enbridge Inc. (oil and gas storage and transportation) | TC Energy Corporation (oil and gas storage and transportation) |
| Fortis Inc. (electricity and gas utilities) | Thomson Reuters Corp. (publishing) |

## Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions and responsibilities throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the TELUS Board Policy Manual, directors must maintain an excellent Board and committee meeting attendance record and should strive for 100 per cent attendance. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. The fee structure was updated in May 2021.

| | Compensation ($) | | |
|---|---|---|---|
| Tier | Cash (40%) | DSUs (60%) | Annual retainer |
| Non-management directors, including committee service | 100,000 | 150,000 | 250,000 |
| Chair of Pension Committee or Corporate Governance Committee | 112,000 | 168,000 | 280,000 |
| Chair of Audit Committee or Human Resources and Compensation Committee | 116,000 | 174,000 | 290,000 |
| Chair of the Board | 216,000 | 324,000 | 540,000 |

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 38.

Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings. Due to the COVID-19 pandemic, all Board and committee meetings in 2021 were conducted virtually.

## 2021 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2021 is shown in the table below.

| | Fees earned ($) | | | | |
|---|---|---|---|---|---|
| Directors[1] | Annual retainer (cash) | Travel fee[2] | Share-based awards (DSUs) ($) | All other compensation[3] ($) | Total ($) |
| Dick Auchinleck | 210,374 | - | 324,000 | 7,566.21 | 541,940 |
| Ray Chan | 106,022 | - | 168,000 | 6,500.00 | 280,522 |
| Hazel Claxton | 64,835 | - | 150,000 | 764.64 | 215,600 |
| Lisa de Wilde[4] | 104,264 | - | 168,000 | 7,294.87 | 279,559 |
| Thomas Flynn | 96,484 | - | 150,000 | 2,689.16 | 249,173 |
| Mary Jo Haddad | 110,374 | - | 174,000 | 3,068.43 | 287,442 |
| Kathy Kinloch | 96,484 | - | 150,000 | 4,775.38 | 251,259 |
| Christine Magee | 96,484 | - | 150,000 | 4,096.83 | 250,580 |
| John Manley[4] | 98,242 | - | 150,000 | 6,500.00 | 254,742 |
| David Mowat | 110,374 | - | 174,000 | 6,500.00 | 290,874 |
| Marc Parent | 96,484 | - | 150,000 | 7,700.00 | 254,184 |
| Denise Pickett | 96,484 | - | 150,000 | 4,794.98 | 251,278 |
| Sean Willy | 64,835 | - | 150,000 | 2,892.52 | 217,728 |

1 Darren Entwistle does not receive compensation for services as a director. Compensation disclosure for Darren is on page 108.
2 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, at the director's election.
3 Includes charitable donations of up to $500 per year made in the director's name; reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone and long distance, internet, home security) and mobile phone services (including data and roaming), as well as medical and health-related services offered through TELUS' wholly owned subsidiaries; up to $1,200 per calendar year for equipment such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.
4 Lisa became the chair, and John ceased to be the chair, of the Corporate Governance Committee on May 7, 2021, and their retainers were accordingly prorated for the balance of the year.

## Director equity ownership target

All non-management directors are required to reach an equity ownership target equal to 3.5 times the annual retainer ($875,000) within five years of their appointment date. As Chair of the Board, Dick Auchinleck's equity ownership target is equal to five times his annual retainer ($2,700,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Hazel Claxton and Sean Willy, who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at March 7, 2022 and March 10, 2021, as well as their total market value, can be found in *Director profiles* on pages 26 to 35. Information for Darren is on page 107.

**Our non-management directors have met their equity ownership targets, except for two directors who have five years from the date of their appointment to meet their target and have not yet served five years.**

## Director share-based awards

Below is a summary of all share-based awards outstanding in 2021 for each non-management director in 2021. TELUS does not grant options to non-management directors. All share-based awards granted to non-management directors were vested as at December 31, 2021. Information regarding share-based awards for Darren is on page 109.

| | Share-based awards[1] | | |
|---|---|---|---|
| Name | Number of DSUs that have vested[2] | Market or payout value of vested share-based awards not paid out or distributed ($)[3] | Value granted in-year ($)[3] |
| Dick Auchinleck | 472,886 | 14,087,274 | 1,007,825 |
| Ray Chan | 67,911 | 2,023,069 | 279,073 |
| Hazel Claxton | 6,973 | 207,726 | 207,726 |
| Lisa de Wilde | 61,421 | 1,829,732 | 270,166 |
| Thomas Flynn | 18,535 | 552,158 | 290,929 |
| Mary Jo Haddad | 85,093 | 2,534,920 | 309,310 |
| Kathy Kinloch | 52,703 | 1,570,022 | 337,848 |
| Christine Magee | 38,237 | 1,139,080 | 317,978 |
| John Manley | 121,363 | 3,615,404 | 332,576 |
| David Mowat | 53,884 | 1,605,204 | 266,442 |
| Marc Parent | 46,702 | 1,391,253 | 329,597 |
| Denise Pickett | 35,251 | 1,050,127 | 313,867 |
| Sean Willy | 6,973 | 207,726 | 207,726 |

1 Share-based awards are DSUs as at December 31, 2021.
2 DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the DSU Plan. See page 119. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
3 Based on the closing share price of $29.79 on December 31, 2021. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

# Corporate governance

## Statement of TELUS' corporate governance practices

### What we do

- **Independent board and committees** – Fourteen of our 15 director nominees are independent and all of our committees are composed of independent directors
- **Separate role of Board Chair and President and Chief Executive Officer (CEO)** – We maintain separate Chair and CEO positions and our Chair is an independent director
- **Share ownership guidelines** – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers
- **Majority voting for directors** – Our Board adopted a majority voting policy in 2003
- **Strong risk oversight** – Our Board and committees oversee our risk management program and strategic, financial and operational risks
- **Formal assessment process** – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs) on an annual basis. In 2021, an independent review was conducted by KPMG LLP
- **Limit on interlocking boards** – We limit the number of other public company boards our directors can serve on together
- **No overboarding of directors** – Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS
- **Director recruitment and board succession** – We adopted a 15-year term limit and a retirement road map that informs our Board succession planning and process
- **Diverse board** – Our Board represents a diverse mix of skills, backgrounds and experience. We adopted targets of having at least two members who represent a visible minority or are Indigenous, and women and men each represent at least one-third of our independent directors. We currently surpass both of those targets
- **Independent advice** – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities
- **Code of ethics and conduct** – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year
- **Shareholder engagement** – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year
- **Say on pay** – We have held an advisory vote on our approach to executive compensation every year since 2011
- **In-camera sessions** – Independent directors meet without management present at each Board and committee meeting
- **Formal director orientation and ongoing education program** – We have a comprehensive orientation process for new directors and an ongoing education program for the Board
- **Mentoring** – New directors are paired with a director who has several years of experience on TELUS' Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board

### What we do not do

- **No slate voting** – Our directors are individually elected
- **No management directors on committees** – Our management director does not sit on any of the Board committees
- **No share option awards for directors** – We do not grant share options to directors
- **No monetization or hedging** – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders, even if that disclosure goes beyond what is legally required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

With respect to shareholders' approval of security-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require shareholders' approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders' approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

# Board of Directors

## Oversight and mandate

The Board is responsible for the stewardship of the Company and for overseeing the management of the Company's business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire TELUS Board Policy Manual, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board.

The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning.

To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

**A copy of the TELUS Board Policy Manual is available at telus.com/governance.**

## Strategic planning

One of the Board's key mandates is to oversee the development and implementation of the Company's strategic objectives and goals. The corporate priorities and the plan to achieve those priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company's progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and the implementation of the Company's strategic plan and priorities.

Critical to this process are the Board's strategic advance meetings, where the Board and management hold comprehensive discussions on the strategic plan and our corporate priorities, as well as progress toward our operational and financial targets. These meetings, as well as other activities during the course of the year, provide opportunities for our directors to meet with members of our senior leadership team to enhance their understanding of our business and to inform their participation in executive succession planning.

**The Board plays a key role in reviewing the Company's corporate priorities and setting the Company's strategic objectives and goals.**

Until the summer of 2020, strategic advance meetings had been held each year over three days at the end of July / beginning of August. Due to the COVID-19 pandemic and restrictions on travel and in-person meetings, such three-day meetings have been replaced by shorter strategic advance meetings held virtually prior to each regularly scheduled Board meeting. We intend to keep this approach of more frequent, shorter strategic advance meetings held regularly throughout the year, often scheduled before or after Board meetings.

## Risk oversight

Risk oversight and management is another key mandate of the Board.

### Board oversight

The Board has oversight for risk management and is responsible for:

- Identifying and overseeing material risks to the Company's business, including strategic, operational, financial, legal, compliance and regulatory risks
- Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks
- Reviewing, on an annual basis, the Company's risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees.

Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides their perception of TELUS' risk appetite in key risk areas.

While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees.

### Audit Committee

The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, ethics and audit (internal and external). It reviews the enterprise key risk profile, risk trends and key risk mitigation strategies for top risks each quarter, and approves the internal and external audit plans on an annual basis.

### Corporate Governance Committee

The Corporate Governance Committee oversees and monitors risks related to the Company's governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, corporate social responsibility, sustainability, relations with Indigenous communities and insurance-related matters, as further described on page 43.

### Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees and monitors risks associated with executive compensation, succession planning for executive management, labour relations, respectful workplace policies and practices and health and safety practices. It also reviews (together with the Audit Committee) the code of ethics and conduct and receives reports on breaches of the code.

### Pension Committee

The Pension Committee is responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company. It also implements appropriate policies, systems and processes to identify and manage those risks.

For a detailed explanation of the material risks faced by TELUS and its affiliates, see Sections 9 and 10 of Management's discussion and analysis in the TELUS 2021 annual report.

## Sustainability and environmental governance

We have a long-standing foundation of sustainability governance, which supports our commitment to environmental stewardship and responsible corporate citizenship.

Our Board of Directors (Board) is responsible for the stewardship of the Company, which includes risk oversight and management. At its quarterly meetings, our Board reviews reports and engages in discussions on corporate strategies, targets and progress, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events.

The Corporate Governance Committee of our Board has specific oversight of our corporate social responsibility and environmental management. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to the Committee. These reports contain pertinent information regarding our environmental and climate-related risks, and related compliance activities and identify potential liability. The Corporate Governance Committee also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly Committee meetings. The Committee also reviews and makes a recommendation to our Board regarding approval of our annual sustainability and ESG report and climate scenario analysis.

Our Board succession planning process involves an ongoing assessment of Board member skills, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as relating to sustainability, environment and climate risk management.

Our CEO and Executive Team are responsible for the approval of the overall strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation, as well as identifying climate-related opportunities. For more information on our climate-related governance, strategy, risk management and targets, see our Climate-related risks and opportunities discussion in our 2021 annual information form.

## Indigenous relations

TELUS recognizes the unique culture and governance of individual Indigenous nations and communities. We are committed to engaging Indigenous Peoples in a manner that respects the rights set out in the United Nations Declaration on the Rights of Indigenous Peoples. TELUS acknowledges Indigenous Peoples' inherent right to self-governance, and supports processes and agreements that reflect this authority and the role of Indigenous Peoples as stewards of their lands.

In recognition of the importance of relations with Indigenous Peoples and communities, in 2021, the terms of reference of the Corporate Governance Committee were amended to clarify that it is the Board Committee that has oversight of Indigenous relations. The Corporate Governance Committee receives regular presentations and reports from our Indigenous Relations team on TELUS' Indigenous Reconciliation Action Plan and targets.

In November 2021, we released our 2021 Indigenous Reconciliation and Connectivity Report, which included our first Indigenous action plan.

## Succession planning

A key mandate of the Human Resources and Compensation Committee (Compensation Committee) and the Board is succession planning. Executive succession planning is fully integrated with the Company's overall succession planning process, which covers all management and key positions to ensure the development of talent and business continuity. At least twice a year, the Compensation Committee reviews the succession plans for the ELT (Executive Leadership Team – all Executive Vice-presidents who are appointed officers of the Company) roles, as well as discussing potential successors for the CEO role.

The Compensation Committee and Board continue to prioritize executive succession planning and invest significant time in CEO succession planning. The CEO succession plan and process, as well as the top high potential candidates for the CEO role, were discussed with the entire Board at two points in the year. With the support of Korn Ferry's CEO succession planning expertise and best practices, CEO succession candidates are undertaking additional assessment exercises and enhanced, specific development plans.

**Succession planning is an important priority for the Board and is reviewed on an annual basis.**

Candidates are being assessed on a number of defined attributes including their leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the Compensation Committee and the Board have discussed development opportunities, mentorship and enhanced responsibilities to support potential candidates' growth.

On an ongoing basis, the Compensation Committee and the Board also discuss talent management and succession plans throughout the year in the context of performance reviews and executive compensation. For more details on executive succession planning that was conducted in 2021, refer to the Compensation Committee report on page 67.

## Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance, Human Resources and Compensation, and Pension committees.

The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors.

| Committee | Number of meetings held in 2021 | Members as of December 31, 2021 | Independent |
|---|---|---|---|
| Audit | 4 | David Mowat (chair) | ✓ |
| | | Hazel Claxton | ✓ |
| | | Thomas Flynn | ✓ |
| | | Denise Pickett | ✓ |
| | | Sean Willy | ✓ |
| Corporate Governance | 4 | Lisa de Wilde (chair) | ✓ |
| | | Mary Jo Haddad | ✓ |
| | | Kathy Kinloch | ✓ |
| | | John Manley | ✓ |
| | | Denise Pickett | ✓ |
| Human Resources and Compensation | 6 | Mary Jo Haddad (chair) | ✓ |
| | | Ray Chan | ✓ |
| | | Kathy Kinloch | ✓ |
| | | Christine Magee | ✓ |
| | | John Manley | ✓ |
| | | Marc Parent | ✓ |
| Pension | 4 | Ray Chan (chair) | ✓ |
| | | Lisa de Wilde | ✓ |
| | | Christine Magee | ✓ |
| | | Marc Parent | ✓ |

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below.

| | Mandate | Responsibilities |
|---|---|---|
| Audit Committee | To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting. | • Monitoring internal controls and disclosure controls<br>• Monitoring legal, regulatory and ethical compliance and reporting and the timeliness of filings with regulatory authorities<br>• Reviewing and assessing the independence and performance of the Company's external and internal auditors<br>• Overseeing the management of the Company's risks<br>• Monitoring the Company's creditworthiness, treasury plans and financial policy<br>• Overseeing the Company's whistleblower and complaint procedures.<br>For more details on the Audit Committee's 2021 activities, see page 62.<br>For more information on the Audit Committee, including its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2021. |
| Corporate Governance Committee | To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime. | • Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices<br>• Identifying, recruiting and recommending nominees for election as directors<br>• Providing ongoing education and development for directors<br>• Overseeing Board and director evaluations<br>• Recommending to the Board its determination of directors' independence, financial literacy, financial expertise, and accounting or related financial management expertise<br>• Monitoring and reviewing insurance claims and property risks, corporate social responsibility, relations with Indigenous communities, and environmental matters and policies.<br>For more details on the Corporate Governance Committee's 2021 activities, see page 64. |
| Human Resources and Compensation Committee | To assist the Board in developing its compensation philosophy and guidelines on executive compensation and to oversee policies related to employees. | • Determining CEO goals and objectives relative to compensation<br>• Evaluating CEO performance<br>• Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation)<br>• Reviewing and approving the compensation arrangements for our ELT<br>• Overseeing executive succession planning<br>• Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.<br>For more details on the Compensation Committee's 2021 activities, see page 67. |
| Pension Committee | To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). | • Monitoring the actuarial soundness of the Pension Plans<br>• Monitoring the administrative aspects of the Pension Plans<br>• Monitoring the investment policies of the Pension Plans<br>• Monitoring the performance of the investment portfolios and compliance with applicable legislation<br>• Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.<br>For more details on the Pension Committee's 2021 activities, see page 66. |

Each committee also uses an annual work plan to guide its deliberations during the course of the year. The mandate of each committee and its annual work plan are approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS' expense in connection with its responsibilities. The Compensation Committee retained Meridian Compensation Partners LLC (Meridian) starting in 2010 as its independent external executive compensation consultant. A description of Meridian's work for the Compensation Committee is on pages 81 to 82 Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors' compensation (see page 36).

We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having a former Audit Committee member on the Pension Committee, and having former committee chairs act as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

- Generally, new directors serve only on the Audit Committee for the first year, and thereafter may serve on two committees
- The Chairs of the Audit and Compensation Committees will generally only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles, unless the Board determines that their overall workload and responsibilities allow them to serve on a second committee while continuing to act as Chair
- The principles of our diversity policy should apply to the committee composition and succession plan to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years). Ray Chan joined the Board in 2013 and was on the Audit Committee for four years, as well as the Compensation Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee. As per our committee succession plan, Ray became Chair of the Pension Committee after the May 2020 annual meeting.

In 2021, the Board approved the additional following changes to committee membership effective after the May 2021 annual meeting: as per our committee chair succession process, Lisa de Wilde replaced John Manley as Chair of the Corporate Governance Committee, and John remained a member of the committee, acting as a resource and helping to ensure a smooth transition with an emphasis on continuity and consistency; Christine Magee stepped down from the Audit Committee and joined the Compensation Committee and the Pension Committee; Denise Pickett remained on the Audit Committee and also joined the Corporate Governance Committee; and Hazel Claxton, Thomas Flynn and Sean Willy each joined the Audit Committee.

In 2022, we will continue the implementation of changes to our committee membership, with Hazel Claxton joining the Compensation Committee; Thomas Flynn joining the Pension Committee; and Sean Willy joining the Corporate Governance Committee.

For more information about our standing committees, see the committee reports starting on page 62. Each committee's mandate, which includes brief position descriptions for the chair of each Board committee, is also part of the TELUS Board Policy Manual available at **telus.com/governance**.

**Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.**

## Independence

The Board determines independence using a set of criteria that go beyond applicable securities rules and the Board has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence criteria applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board's adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board's members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada's largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services *per se* does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company.

As a regular feature at each Board and committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings and in-camera sessions and the total number of meetings held by our Board and each committee in 2021.

| Board/Committee | Regularly scheduled meetings | In-camera sessions | Total number of meetings |
|---|---|---|---|
| Board | 6 | 6 | 6 |
| Audit Committee | 4 | 4 | 4 |
| Corporate Governance Committee | 4 | 4 | 4 |
| Human Resources and Compensation Committee | 6 | 5 | 6 |
| Pension Committee | 4 | 4 | 4 |

### Position descriptions – Chair and CEO

The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board's expectations of the Chair and the CEO. That description is included in the TELUS Board Policy Manual available at **telus.com/governance**.

The Chair's primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair's duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board's understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board's efforts to promote engagement with, and feedback from, shareholders.

**The Chair of the Board is an independent director.**

The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO's duties include leading the execution of the Company's strategy; keeping the Board current on major developments; recommending the Company's strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company's corporate priorities, which are approved annually by the Board.

**The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company's strategy.**

### Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects each director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, each director is expected to attend all Board and committee meetings. The Corporate Governance Committee takes a director's attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless due to exceptional circumstances). The following table provides a breakdown of each independent director's attendance.

| Name | Board | Audit Committee | Human Resources and Compensation Committee | Corporate Governance Committee | Pension Committee | Total |
|---|---|---|---|---|---|---|
| Dick Auchinleck[1] | 6/6 | | | | | 100% |
| Ray Chan | 6/6 | | 6/6 | | 4/4 | 100% |
| Hazel Claxton[2] | 3/3 | 3/3 | | | | 100% |
| Lisa de Wilde | 6/6 | | | 4/4 | 4/4 | 100% |
| Thomas Flynn[3] | 6/6 | 3/3 | | | | 100% |
| Mary Jo Haddad | 6/6 | | 6/6 | 4/4 | | 100% |
| Kathy Kinloch[4] | 6/6 | | 5/6 | 3/4 | | 88% |
| Christine Magee[5] | 6/6 | 2/2 | 2/2 | | 2/2 | 100% |
| John Manley | 6/6 | | 6/6 | 4/4 | | 100% |
| David Mowat | 6/6 | 4/4 | | | | 100% |
| Marc Parent | 6/6 | | 6/6 | | 4/4 | 100% |
| Denise Pickett[6] | 6/6 | 4/4 | | 2/2 | | 100% |
| Sean Willy[7] | 3/3 | 3/3 | | | | 100% |

1 Dick is not a member of any committee but regularly attends committee meetings.
2 Hazel was first elected to the Board, and joined the Audit Committee, on May 7, 2021.
3 Tom joined the Audit Committee on May 7, 2021.
4 Due to health reasons that have been addressed, Kathy was unable to attend the February committee meetings in 2021. However, she did attend all the remaining meetings in 2021. Her absence was approved by the Chair.
5 Christine left the Audit Committee, and joined the Compensation Committee and Pension Committee, on May 7, 2021.
6 Denise joined the Corporate Governance Committee on May 7, 2021.
7 Sean was first elected to the Board, and joined the Audit Committee, on May 7, 2021.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified the issues that the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it should take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. In 2020, the Board passed a policy limiting the ability of any director of TELUS Corporation to serve on the board of TELUS International or any of its subsidiaries without the approval of the Corporate Governance Committee, upon the recommendation of the CEO. The following table shows which TELUS director nominees served together on other public company boards as of the date of the circular.

| Company | TELUS director | Committees |
|---|---|---|
| CAE Inc. | John Manley | None |
| | Marc Parent | None |

## Board succession planning – Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board's size and composition, the Corporate Governance Committee and the Board have two primary objectives:

- To form an effectively functioning Board that presents a diversity of views and business experience
- To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to facilitate transition when new members are elected or appointed.

The Board believes that having a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors, and the representation of diversity, geography and various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following the election or appointment of new directors. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with these objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. For the May 6, 2022 annual meeting, one new candidate, Victor Dodig, is being nominated for election to the Board. We believe Victor will strengthen and complement the current skills and capabilities of the Board by bringing expertise in finance and accounting, human resources management and executive compensation, customer experience and senior executive leadership. Achieving balance between institutional experience and renewal through effective succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent changes in Board membership.

| Director term limits | | |
|---|---|---|
| **Age limit** | **Tenure limit** | **Other mechanisms for Board renewal** |
| No | Yes, 15 years for directors who joined the Board after January 1, 2013 | Rigorous annual performance assessment process (see below for more details) |

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director's term for such period as the committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 52 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their self-identified gender, residence, tenure, age, diversity and official languages spoken.

| | Gender | Residence[1] | Years on Board | | | Age | | | Language | | Diversity | | Top four competencies[2] | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 0 to 5 | 6 to 10 | 11+ | 59 and under | 60 to 69 | 70+ | English | French | Visible minority | Indigenous Peoples | Senior executive / strategic leadership | Governance | Finance and accounting | Human resources management / executive compensation | Risk management | Industry knowledge and experience | Retail / customer experience | Corporate social responsibility | International experience | Corporate development | Information technology and information management | Government / regulatory affairs |
| Dick Auchinleck | M | BC | | | X | | | X | X | | | | X | X | | | | | | | X | X | | |
| Ray Chan | M | BC | | X | | | X | | X | | X | | X | X | X | X | | | | | | | | |
| Hazel Claxton | F | ON | X | | | | X | | X | | X | | X | X | X | X | | | | | | | | |
| Lisa de Wilde | F | ON | | X | | | X | | X | X | | | X | X | | | | X | | | | | | X |
| Victor Dodig | M | ON | X | | | X | | | X | | | | X | | X | X | | | X | | | | | |
| Darren Entwistle | M | BC | | | X | X | | | X | X | | | X | | | | | X | X | X | | | | |
| Thomas Flynn | M | ON | X | | | X | | | X | | | | X | | X | | X | | | | | X | | |
| Mary Jo Haddad | F | ON | | X | | | X | | X | | | | X | X | | X | | | | | | | X | |
| Kathy Kinloch | F | BC | X | | | | | X | X | | | | X | X | X | X | | | | | | | | |
| Christine Magee | F | ON | X | | | | X | | X | | | | X | X | X | | | | X | | | | | |
| John Manley | M | ON | | X | | | | X | X | X | | | X | | | | X | X | | | | | | X |
| David Mowat | M | BC | X | | | | X | | X | | | | X | | X | | X | | X | | | | | |
| Marc Parent | M | QC | X | | | | X | | X | X | | | X | | | X | | | | | X | X | | |
| Denise Pickett | F | ON | X | | | X | | | X | | | | X | | | | X | | X | | X | | | |
| Sean Willy | M | SK | X | | | X | | | X | | | X | X | | | X | | | | X | | | | X |

1 BC = British Columbia; SK = Saskatchewan; ON = Ontario; QC = Quebec

2 Definition of skills and competencies:

- **Senior executive/strategic leadership** – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth
- **Governance** – Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- **Finance and accounting** – Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, and IFRS
- **Human resources management/executive compensation** – Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, and succession planning
- **Risk management** – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- **Industry knowledge and experience** – Experience with, or understanding of, telecommunications, content, health information industries, agriculture industries and/or security industries, including strategic context, market competitors and business issues facing those industries
- **Retail/customer experience** – Experience with, or understanding of, the mass consumer industry, customer experience and insights (whether directly or indirectly through retail channels)
- **Corporate social responsibility** – Experience with, or understanding of, corporate social responsibility initiatives, including environmental, social and governance (ESG), diversity and inclusion, and community affairs as business imperatives
- **International experience** – Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations
- **Corporate development** – Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions
- **Information technology and information management** – Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g. artificial intelligence, digital solutions/transformation), including telecom and agriculture technology, technology start-ups, governance of information management (e.g. cybersecurity), local and global regulatory requirements, and the Board's role in overseeing information technology
- **Government/regulatory affairs** – Experience with, or understanding of, provincial, federal and global government and public policy and regulatory environments across geographic footprints.

## Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes. This list must also include a diverse group of candidates, including a representation of balanced gender diversity. The directors, the CEO and senior management, as well as external professional search organizations, regularly identify additional candidates for consideration by the Corporate Governance Committee. Since 2016, the Committee has engaged an external recruitment specialist agency to assist with the recruitment process. Search protocols require that the pool of identified candidates meet the approved skills and diversity criteria.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company's business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account multiple aspects of diversity, such as gender, geography, age and visible minority/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The Committee reviews the evergreen list to identify top candidates and then the Chair of the Corporate Governance Committee conducts an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the CEO and, if appropriate, other members of the Board and the ELT.

In 2021, the Corporate Governance Committee engaged in an active search for a potential new director while applying the aforementioned principles and criteria. These efforts resulted in the recruitment and nomination of Victor Dodig for the May 6, 2022 annual meeting.

## Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

## Board evaluation

To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided for in the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in:

- Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director
- Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company
- Improving the overall performance of the Board by assisting individual directors to build on their strengths
- Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2021, the Corporate Governance Committee engaged KPMG to conduct an independent review of the effectiveness and performance of the committees of the Board and each committee chair, as well as a peer assessment. As in previous years, this independent assessment also involved a survey of members of senior management who frequently interact with directors to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced. In 2022, following the usual alternating two-year cycle, the review will focus on the effectiveness and performance of the Board and the Board Chair, as well as the peer assessment and the survey of members of senior management who frequently interact with directors.

Dick, in his capacity as Chair, interviews each director separately on an annual basis to focus on feedback from the surveys and each individual director's development plans.

Overall, the independent assessment by KPMG revealed that the committees are performing effectively with very high ratings from both the directors and senior management, which demonstrated strong alignment between the directors and management. The results from the peer assessment were also strong, with very high average ratings for each individual director. The committee surveys revealed priority items that each committee should focus on. KPMG presented the results of these surveys to the Corporate Governance Committee and the Board in July 2021.

The results of this evaluation will guide the Board and the committees in developing an action plan to prioritize action items identified during the evaluation.

For more information on our process, see Appendix L of the TELUS Board Policy Manual available at **telus.com/governance**.

## Diversity and inclusion

TELUS' commitment to diversity and inclusion (D&I) is a defining feature of our culture. Our team members have made it clear that this commitment is part of what makes them proud to be a part of the TELUS family. Our vision is to be a global leader in D&I, growing our diverse, talented team and inclusive culture and strengthening our ability to connect for good.

## Board diversity

In 2013, the Board first adopted a written diversity policy to improve the representation of diversity on the TELUS Board. We periodically updated the policy over the ensuing years, with a substantive update to the policy adopted in November 2020 and minor updates in November 2021. The Corporate Governance Committee, which is responsible for assessing Board composition, identifying suitable candidates and recommending director nominees to the Board, considers candidates on merit based on a balance of skills, background, experience and knowledge, and in these processes, the Committee will consider multiple aspects of diversity. See page 24 for additional details on the current Board diversity policy.

In furtherance of the commitment to diversity, on an annual basis, the Board will assess the diversity of the Board, and the Corporate Governance Committee will recommend to the Board for adoption measurable objectives for achieving Board diversity and inclusion in accordance with the diversity policy. Our Board diversity policy is included in our TELUS Board Policy Manual, which can be downloaded at **telus.com/governance**.

Our progress towards Board diversity is reflected in this timeline:

### Our Board diversity progress

**2013**

- Adopted a written Board diversity policy
- Set diversity target of 30 to 40% and gender target of 25% on our Board by May 2017
- Signed Catalyst Accord – Minimum 25% representation of women on our Board by 2017

**2015**

- Adopted an additional target to have women represent 30% of our Board by end of 2019
- CEO became founding member of 30% Club Canada – A pledge that supported having women represent 30% of our Board by end of 2019

**2016**

- Restated and accelerated our gender target to minimum of 30% of each gender on our Board by end of 2018

**2018**

- Updated our diversity and gender targets to maintain or exceed 30% of our Board
- Signed the Catalyst Accord 2022 – A pledge that supports increasing representation of women on boards and senior management to 30% by 2022

**2020**

- Signed BlackNorth Initiative – 3.5% of executive and board positions to be held by Black leaders by 2025
- Adopted Board diversity targets – At least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023, and women and men each represent at least one-third of independent directors
- Achieved Gold level certification with the Women in Governance Parity Certification

**2021**

- Recognized by the BlackNorth Initiative as being "one of a small number of Canadian publicly traded companies to adopt board targets that include visible minority and Indigenous representation"
- Surpassed our Board diversity targets two years early in May 2021, with our Board including six women out of 13 independent directors (46%), and three directors who represent a visible minority or are Indigenous
- Recognized by Mediacorp Canada as one of Canada's Best Diversity Employers for the 12th time.

We extended our commitment to gender diversity by signing the Catalyst Accord 2022, which further pledges to increase the average percentage of women on boards and in senior leadership positions in Canada to 30 per cent or greater by 2022. This pledge underpins our strong support of increasing diversity at all levels, including the representation of women in senior leadership roles. In 2020, TELUS signed the BlackNorth Initiative and pledged to have 3.5 per cent of executive and board positions held by Black leaders by 2025.

Currently, women represent 22.2 per cent of senior leadership positions (vice-president or higher at TELUS) and three women have an executive officer position at TELUS – Sandy McIntosh, Zainul Mawji and Andrea Wood – representing 30 per cent of our executive officers (10 individuals composed of the Chair, the CEO and all appointed officers of the Company).

## Our diverse and inclusive culture

We are committed to fostering a culture that removes barriers, focuses on inclusion, and ensures fair and inclusive processes for the attraction, retention and advancement of diverse talent. In June 2020, we reached out to team members to share TELUS' stance against racism and all forms of systemic bias, and reaffirm our commitment to continue standing united in our pursuit of equity, fairness, social justice and systemic change. Since then, and in keeping with TELUS' approach to fair process, we invited all team members to engage in honest and meaningful dialogue on how to best combat racial inequity, and to use these conversations to apply a wider lens and advance inclusion for our team members and our communities.

We have developed a clear and measurable plan of action to increase and promote D&I inside and outside of TELUS. By focusing on both behavioural and process changes, as well as adherence to existing best-in-class D&I practices, we will advance an equitable workplace culture. We have implemented several initiatives in connection with this strategy to help inform and evolve our leaders and people practices. Some of these are discussed below.

- Established in 2006, our D&I Team leads the D&I strategy across TELUS, partnering with the D&I Advisory Board to drive the alignment and integration of the D&I strategy across TELUS. Among the core mandates of the D&I Team are:
  - Ensuring alignment between our D&I strategy and our corporate priorities
  - Monitoring and measuring the results of D&I programs and best practices across TELUS.
- Our six team member resource groups (TRG) have been established over time to support women, Indigenous team members, team members with varying abilities, new immigrants and multicultural team members, Black team members, and lesbian, gay, bisexual, transgender, queer and Two-Spirit (LGBTQ2+) team members, to help bring awareness and thought leadership to our cultural evolution and our business initiatives. Since the first group was launched in 2006, our TRGs have grown to more than 7,000 members worldwide. Together, they play an important role in advancing inclusion within our organization and throughout the communities around the world where we live, work and serve. These groups offer mentoring, networking, peer support, volunteering and coaching opportunities to members. They also enable us to better understand the needs and preferences of our diverse customers and help TELUS to become one of the most recommended companies by customers in the world.
- Since 2011, team members at all levels have received training on conscious and unconscious biases, which, for leaders in particular, enhances their talent development approach and appreciation of the importance of diversity in delivering successful outcomes for our shareholders, customers, team members and communities. In 2020, 95 per cent of our leadership team attended round-table sessions that addressed systemic racism and unconscious bias and their role as leaders in this important work. Building on existing education programs on unconscious bias in place, which enable individuals to begin to recognize, acknowledge and mitigate unconscious biases, we saw great uplift in the participation rates for the biases training program in 2021, with a 294 per cent increase in participation year over year.
- Starting in 2018, we focused on increasing the number of women candidates applying for technology positions through strategic sourcing and neutralizing language in job postings. By revising the language in our career postings in an effort to attract and encourage more women to apply for TELUS roles, and adjusting the structure of the role to retain team members, we have seen a significant increase in the percentage of women applying for the roles and have closed our representational gap by 30 per cent.

- To support the next generation of women and diverse leaders in technology, TELUS has created the Diversity in Technology Scholarship. The scholarship is designed to support women and visible minority students in their last year of studies in technology. The scholarship includes a $5,000 award, the opportunity to attend TELUS special events and a consultation with a member of our recruitment team. Since the advent of the scholarship in 2018, TELUS has awarded a total of 24 scholarships.
- In 2019, we achieved parity of gender representation in our Leadership Now program with women representing 52 per cent of participants, and for our 2021 cohort, we have 55 per cent women participating in the program. The program is designed to prepare participants for the step into leadership.
- We remain focused on increasing the representation of diverse talent at all levels across TELUS. This is supported in part through our strategic partnerships, which includes working with organizations like Onyx Canada and immigrant employment councils across Canada. In 2020, TELUS also signed the BlackNorth Initiative pledge, committing to seven goals to end anti-Black systemic racism and create opportunities for all underrepresented groups. We strive to attract, interview and hire candidates with different abilities, experiences and perspectives to ensure TELUS remains an employer of choice for all.
- To ensure that D&I strategic priorities are aligned and integrated across TELUS, and leaders and team members are engaged and active advocates for D&I, in 2021 we formed a new D&I Advisory Board consisting of appointed vice-presidents (VPs) and directors across the business, and a new Chief D&I Officer to chair the D&I Advisory Board, champion our D&I strategy and programs, internally and externally, and provide insights and guidance to the D&I team.
- We launched our sixth TELUS resource group, called Reach, which supports Black TELUS team members and allies to enhance their experience and shed light on the effects of subconscious or overt biases, discrimination and barriers to their advancement. The resource group serves the TELUS family and the community in embracing the Black voice through education, career development and community initiatives to promote an environment of acceptance and recognition.
- Building on our long-standing, respectful and productive relationships with Indigenous Peoples, we formalized our commitment to reconciliation in 2021 and launched a five-year Indigenous Reconciliation Action Plan that sets out how we will bring our commitment to life. Developed with guidance from Indigenous voices and Indigenous-led frameworks of reconciliation, the plan is based on four pillars where we believe we can drive meaningful change – connectivity, enabling social outcomes, cultural responsiveness and relationships, and economic reconciliation.
- We continue to collaborate with Indigenous governments and organizations to deliver advanced broadband connectivity to Indigenous communities within our servicing area. In 2021, we connected 48 Indigenous lands to our advanced broadband network and enabled 382 Indigenous lands with 5G technology.
- In 2021, we also launched a new Respectful Workplace training program, which covers topics like microaggressions and includes specific D&I scenarios and a bystander intervention model. Based on the survey for this new training we have a 97 per cent top two box satisfaction rating. In addition, we revised our annual mandatory Integrity training in 2021, which all TELUS team members must complete, embedding specific D&I scenarios throughout. These changes were very well received by our team members.
- We appreciate and celebrate every team member's unique talents, voice and abilities, and encourage everyone to always bring their whole selves to work. To measure our progress in cultivating an inclusive culture, we introduced an Inclusive Leadership model and Inclusion index in 2021 as part of our annual engagement survey and achieved a score of 85 per cent, indicating a strong sense of inclusion and belonging among team members.

We understand that to reach our D&I goals, every leader in the organization needs to be engaged in making progress. That is why, in 2021, we introduced a bottom-up smart goal setting approach as opposed to setting broad corporate targets. Each leader sets two to three data-informed D&I goals relevant to their unique business and people landscape. This approach ensures that goals are relevant and achievable and embeds leadership accountability across the organization.

Rather than adhering to specific objectives at the executive level, we believe that these initiatives and efforts are more effective at contributing collectively to building and maintaining a pipeline of diverse candidates and ensuring that the representation of women, visible minorities, Indigenous Peoples and people living with disabilities is a key consideration when making leadership and executive officer appointments.

## Orientation and continuing education

### Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors' orientation program. New directors attend extensive orientation sessions upon joining the Board, conducted by various members of senior management. The orientation sessions provide an overview of TELUS' strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS Agriculture, TELUS International, technology strategy, and business transformation and operations. New directors are also paired with a director who has several years of experience on TELUS' Board to act as a mentor and assist with their orientation and understanding of the functioning of the Board.

In addition, the Board's practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee's mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company's operations in their entirety. This offers new directors the quickest path to understanding the Company's operations, risks and strategy.

Management also offers orientation and training, as necessary, to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee's mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

### Continuing education

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members.

As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings, and in the annual evaluation questionnaires.

TELUS and our directors are members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD, and membership also provides them with access to its publications and events to enhance their knowledge of directors' responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS' expense by availing themselves of an annual tuition credit.

In 2021, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. Given the ongoing impact of the COVID-19 pandemic, we continued with virtual meetings throughout 2021. In lieu of holding an annual strategic advance session in late July, as was past practice, since 2020, we have offered topical sessions as part of each Board meeting. As well, beginning in March 2020, the Board received regular email updates from the CEO on the impact of the pandemic and the Company's response. In addition to these email updates, the Board received regular updates at each quarterly Board meeting on the impact of the COVID-19 pandemic on various aspects of our business, in addition to the regular updates the directors receive at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

| Date | Subject | Attendees[1] | Presented by |
|---|---|---|---|
| January 29 | Cybersecurity | Entire Board (optional) | • Director, Security (TELUS) |
| February 9 | Strategic session – 5G | Entire Board | • Executive Vice-president (EVP), Technology Strategy and Business Transformation<br>• EVP and Group President, TELUS Health and TELUS Agriculture<br>• EVP and President, Mobility Solutions |
| February 9<br>May 6<br>July 28<br>November 3 | Updates on corporate governance, including emerging best practices and trends, developments and proposed amendments to Canadian and U.S. securities rules and regulations; developments related to diversity and climate change disclosure; developments in environmental, social and governance (ESG) and in particular with respect to Indigenous reconciliation and racial equity and justice | Corporate Governance Committee | • Chief Legal and Governance Officer<br>• Senior Legal Counsel<br>• Indigenous Relations team |
| February 9<br>May 6<br>July 28<br>November 3 | Updates on topics related to audit committee governance, as well as trends in the impact of COVID-19, disruptive technology, investor relations, privacy, taxation changes, other accounting standards developments, and industry updates and challenges | Audit Committee | • EVP and Chief Financial Officer (CFO)<br>• VP, Risk Management and Chief Internal Auditor<br>• VP, Taxation<br>• Chief Data and Trust Officer |
| February 10<br>May 6<br>July 29<br>November 3 | Strategic context updates, which include the competitive environment, regulatory updates, technological and industry developments, and peer performance | Entire Board | • CEO |
| February 11<br>November 4 | Updates on topical issues relating to current trends, developments or best practices in the area of pension governance; pension investing for the long term; and review of economic outlook by an external economist | Pension Committee | • VP, Investment Management<br>• External consultants |
| February 11<br>May 6<br>July 29<br>November 4 | Updates on TELUS Health, TELUS Agriculture and TELUS International | Audit Committee | • EVP, Group President and Chief Corporate Officer<br>• CFO |
| February 12 | Update on cybersecurity | Entire Board | • VP and Chief Security Officer<br>• EVP, Technology Strategy and Business Transformation |
| May 6<br>July 28<br>November 3 | Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments | Compensation Committee | • External compensation consultant |
| May 6<br>July 28<br>November 3 | Update on cybersecurity | Audit Committee | • VP and Chief Security Officer |
| October 8 | TELUS International strategy | Entire Board | • TELUS International Leadership Team<br>• EVP and CFO<br>• EVP and Chief Commercial Officer |
| November 4 | Gender pay equity | Compensation Committee | • EVP, People and Culture and Chief Human Resources Officer |

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

## Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at **telus.com/governance**. The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct on a biennial basis, or as otherwise may be required or advisable, and recommend changes to the Board for approval, as appropriate. It is not intended that there be any departure or waivers from the provisions of the code. In the unlikely event that a material departure or waiver would be considered, any waiver granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a material waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers of TELUS' code of ethics and conduct requested or granted since the inception of the Ethics Office and code.

TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS' EthicsLine are ensured by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office, with any complaints relating to accounting and internal accounting controls forwarded to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company's respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which incorporates results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit **telus.com/sustainability**.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS' expected standards of business conduct, and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code's expectations.

The VP, Risk Management and Chief Internal Auditor provides quarterly reports to the Compensation Committee and the Audit Committee on activities and results related to the code of ethics and conduct. This includes summaries of investigations of whistleblower, ethics and internal controls complaints, as well as outcomes of confirmed breaches, received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). Other quarterly reports also include additional metrics comprising the integrity index, such as results from online training courses, internal engagement surveys and internal risk assessment surveys.

Under the British Columbia *Business Corporations Act* and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve that contract or transaction.

## Insider trading

TELUS has a comprehensive insider trading policy that formalizes guidelines to control transactions involving its securities by all TELUS team members and to ensure TELUS team members are aware of and comply with their legal obligations and TELUS' policy with respect to insider trading and tipping. This policy applies to each director, officer and employee of TELUS and guides the actions of TELUS team members in the buying and selling of TELUS shares and the disclosure of material information about TELUS. A copy of our insider trading policy is available at **telus.com/governance**.

At the time of the initial public offering (IPO) by our subsidiary TELUS International in February 2021, our insider trading policy was updated to reflect that TELUS International had become a reporting issuer, and as such, TELUS team members may now have material, undisclosed information about TELUS or TELUS

International. Our insider trading policy applies to all TELUS team members, including TELUS International team members; however, TELUS International has adopted a separate insider trading policy that applies to its team members only, but which is consistent with our policy. See page 61 for additional information about the governance framework between TELUS and TELUS International.

## Anti-bribery and corruption

In Canada, many of our businesses are regulated, and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct.

We have operations in North America, Central America, Europe and Asia, and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations.

We have addressed anti-bribery and corruption risks through a risk-based framework that includes:

- **Senior management involvement and support**: Senior leaders across TELUS have been identified as responsible and accountable for ensuring that the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance, and to report on compliance to the Audit Committee of the Board.
- **Corporate compliance policies and procedures**: TELUS maintains a specific anti-bribery and corruption policy that is periodically updated to reflect best practices. The policy is approved by the Board and the TELUS International (Cda) Inc. board of directors. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS' business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at **telus.com/governance**. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies.
- **Training and education**: Our annual Integrity training brings to life the policies and guidelines that inform the way we work and tests our integrity knowledge through scenarios. In addition, it highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors with systems access. Further targeted training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered.
- **Incentives and consistent disciplinary procedures**: Employees are made aware that failure to comply with the anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS' Chief Data and Trust Officer, and the team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption policy.

## Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies. The say-on-pay policy sets out the Board's objectives and practices with respect to say-on-pay disclosure pertaining to executive compensation. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at **telus.com/governance**.

We communicate with our investors, including shareholders and debtholders, as well as other stakeholders, through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, annual information form, sustainability and ESG report, news releases, website, presentations at industry and investor conferences, and other ad hoc meetings, conference calls and discussion. Some of our long-standing shareholder engagement practices are outlined in the following table:

| Event | Who we engage with | Who engages | What we talk about |
|---|---|---|---|
| Annual general meeting | Shareholders (institutional and retail) | • Chair of the Board and Board of Directors<br>• CEO<br>• Senior management as applicable | Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote) |
| Quarterly earnings conference calls (with simultaneous webcast) | Financial analysts and shareholders (institutional and retail) | • CEO<br>• EVP and CFO<br>• Senior management | Most recently released quarterly financial and operating results. With the release of our fourth quarter results in February, we also issue our annual financial targets for the coming year and provide an overview of business operations and strategies. Additionally, the conference calls include a question and answer session. Conference calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors** |
| News releases | Shareholders (institutional and retail), financial analysts and media | • Senior management | Quarterly results and any major corporate developments that occur throughout the year (such as notable acquisitions or divestitures) |
| Industry conferences and executive tours (in Canada, the United States and Europe) | Financial analysts and institutional shareholders | • CEO<br>• EVP and CFO<br>• Senior management | Information that is publicly available, including business, strategy and operations |
| Regular meetings, calls and discussions | Shareholders (institutional and retail), brokers, financial analysts and media | • EVP and CFO<br>• Senior management<br>• Investor Relations | Responding to any inquiries received through the 1-800 investor line, **ir@telus.com** and **ceo@telus.com** mailboxes, consistent with TELUS' disclosure obligations |
| Ad hoc meetings | Shareholders (institutional and retail) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance) | • Chair of the Board and/or Chair of Corporate Governance or Compensation Committee (as applicable)<br>• Senior management | Governance, sustainability, executive compensation and any other topics within the Board's mandate |

Our Board email inbox (**board@telus.com**) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage shareholders to contact the Board, and specifically members of the Compensation Committee or the Corporate Governance Committee, to discuss any concerns about our approach to executive compensation and corporate governance practices.

## TELUS International – Governance framework

At the time of TELUS International's IPO, TELUS recognized that TELUS International's status as a publicly traded company would necessitate changes in the governance framework between TELUS and TELUS International. Although TELUS would continue to hold a controlling equity interest in TELUS International, it would be necessary to establish formal arrangements between the two companies that would recognize TELUS International's responsibilities as a public company and the need to coordinate these responsibilities with TELUS' obligations as a reporting company, helping to maintain consistency in the culture and values of TELUS International within the TELUS group. Accordingly, TELUS and TELUS International entered into certain agreements and arrangements governing their post-IPO governance and operational relationship, which are summarized below. More complete details about such governance framework, and copies of relevant material agreements, can be found in TELUS International's public documents that are available on **sedar.com** and **sec.gov**.

### Shareholders' agreement

A shareholders' agreement between TELUS, Baring Private Equity Asia (Baring) and TELUS International governs the relationship between the parties, and provides TELUS with certain rights and protections, including:

- **Board composition and appointment rights**: TELUS has the right to nominate a majority of the directors on the TELUS International board of directors other than the TELUS International CEO. For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS may designate the chair of the board. TELUS also has the right, subject to certain conditions, to designate one nominee to each of the standing committees of the board, and to designate the chairs of the human resources and governance and nominating committees.
- **Special TELUS shareholder rights**: For so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of the shares of TELUS International, TELUS approval will be required for certain matters including, among others, approving: the selection (and removal) of the CEO; the increase or decrease of the size of the board; the issuance of shares; amendments to articles; consolidations or mergers with non-affiliated entities; change of control transactions; disposing of all or substantially all of the assets; and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings.
- **TELUS right of first offer**: Baring agrees not to directly or indirectly sell, transfer or otherwise dispose of any TELUS International shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right of first offer to purchase such shares in connection with a sale transaction for gross proceeds in excess of US$10.0 million.

### Collaboration and financial reporting agreement

A collaboration and financial reporting agreement was entered into to provide for the collaboration and coordination of TELUS International and TELUS in a range of financial reporting areas. TELUS International is required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, practices and standards, adapted as necessary to conform with TELUS International's business and the laws and regulations applicable to its business.

### Registration rights agreement

A registration rights agreement between TELUS, Baring and TELUS International provides TELUS or Baring with certain demand and piggyback registration rights, subject to certain conditions, that require TELUS International to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States, of TELUS International subordinate voting shares held by TELUS or Baring.

### Operational agreements

TELUS International and TELUS entered into certain intercompany agreements that provide a framework for the parties' post-IPO operational relationship, including:

- Master services agreement
- Transition and shared services agreement
- Master reseller agreement
- Network infrastructure services agreement
- Trademark license agreement.

### Credit agreement

TELUS is a lender under TELUS International's senior secured credit agreement.

### Governance policies, practices and standards

TELUS International has or will adopt governance policies, practices and standards aligned with TELUS' policies, practices and standards, with necessary changes. TELUS International's board and standing committee mandates and policies shall align with TELUS' standards.

# Committee reports

## Audit Committee report

### Committee members

David Mowat (Chair) ✓
(Audit Committee financial expert)
Hazel Claxton[1] ✓
Thomas Flynn[1] ✓
Denise Pickett ✓
Sean Willy[1] ✓

100% independent and financially literate ✓

4

meetings in 2021

100% attendance

At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting.

The Board has determined that David Mowat is the audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2021 and hereunder in the *Director profiles* section.

1 Hazel, Tom and Sean became members of the Audit Committee on May 7, 2021.

### 2021 Committee highlights

The following sets forth highlights of the actions taken by the Committee in 2021:

#### Financial reporting

- Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reportable segments, relative to results in prior periods and investor expectations
- Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company
- Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited condensed interim consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management's discussion and analysis
- Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

#### External auditors

- Oversaw the work of the external auditors
- Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols
- Reviewed and approved the annual audit plan
- Recommended to shareholders the appointment of the external auditors
- Reviewed and set the compensation of the external auditors
- Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

#### Accounting and financial management

- Reviewed and approved the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies
- Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans, and approved key treasury matters
- Reviewed and recommended to the Board for approval:
  - A $1.3 billion offering of common shares
  - The issuance of $500 million of 4.10% Notes, Series CAE, due April 5, 2051
  - The issuance of $750 million of senior unsecured 2.85% Sustainability-Linked Notes, Series CAF, due November 13, 2031
  - The repayment upon maturity of the Series 3, 10.65% debentures of TELUS Communications Inc., due June 2021, and the early redemption of all of the Company's $1 billion 2.35% Notes, Series CT, due March 28, 2022
- Reviewed and recommended to the Board for approval the renewal of the Company's normal course issuer bid
- Reviewed and recommended to the Board for approval the Company's dividend, including considering the Company's multiple stakeholders
- Reviewed quarterly reports on derivatives, guarantees and indemnities
- Received quarterly reports regarding taxation matters, including an analysis of tax expense, tax adjustments and tax morality, and reviewed and recommended to the Board for approval a restated version of the Company's tax policy
- Reviewed significant capital expenditures.

## Audit Committee report (continued)

### Internal controls and disclosure controls

- Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
- Reviewed quarterly reports on internal audit activities, including evaluations of internal controls and risk mitigation progress
- Met regularly with the Chief Internal Auditor without management present
- Monitored the adequacy of the resources and the independence and objectivity of the internal audit function
- Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and Chief Executive Officer (CEO) and CFO
- Received and reviewed management's quarterly reports on SOX 404 compliance for the 2021 financial year
- Considered reports from the Chief Data and Trust Officer and the Chief Legal and Governance Officer on matters relating to compliance with laws and regulations
- Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

### Enterprise risk governance

- Reviewed the results of management's annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk culture, perceptions of risk appetite and the effectiveness of risk management integration by key categories
- Reviewed security reports and reports on management's approach to safeguarding corporate assets and information systems
- Received and considered quarterly reports on litigation matters and business continuity planning
- Reviewed results of management's annual fraud risk assessment.

### Audit Committee related governance

- Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval
- Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators.

Signed, the members of the Audit Committee

David Mowat (Chair)

Hazel Claxton

Thomas Flynn

Denise Pickett

Sean Willy

# Corporate Governance Committee report

## Committee members

Lisa de Wilde (Chair) ✔
Mary Jo Haddad ✔
Kathy Kinloch ✔
John Manley ✔
Denise Pickett[1] ✔
100% independent ✔

**4**
meetings in 2021
100% attendance

At each meeting, the Committee holds an in-camera session without management present.

1 Denise became a member of the Corporate Governance Committee on May 7, 2021.

## 2021 Committee highlights

### Board diversity

- Surpassed both diversity targets specified in the Board diversity policy of having: at least two directors who represent a visible minority or are Indigenous by the annual meeting in 2023; and women and men each represent at least one-third of independent directors
- Currently 46 per cent of our independent directors are women, and the Board includes two directors who identify as a visible minority and one who identifies as Indigenous. The timeline to meet the visible minority/Indigenous representation target by the annual meeting in 2023 has since been removed from the Board diversity policy.

### Indigenous Relations

- Added oversight of the Company's relationships with Indigenous communities to the Committee's terms of reference
- Will receive regular reports and presentations from TELUS' Indigenous Relations team with respect to the Company's Indigenous reconciliation action plans and progress thereon.

### Director search

- Victor Dodig, a new nominee, will further strengthen our Board by bringing expertise and experience in finance and accounting, human resources management and executive compensation, customer experience and senior executive leadership.

### Leadership in ESG governance

- Continued to oversee and support leadership in ESG governance practices and disclosure, as recognized by receiving the 2021 Excellence in Governance Award (Sustainability – joint winner) from the Governance Professionals of Canada.

### Independent review of the Board

- Engaged KPMG LLP to conduct an independent and comprehensive assessment of the effectiveness and performance of our Board committees and each committee chair, as well as a peer assessment
- Developed, and will monitor the implementation of, an action plan to prioritize items identified during the evaluation process
- Assessed the adequacy of representation among the directors of the skills identified in the directors' skills matrix.

### Commitment to best practices in corporate governance

- Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations
- Received quarterly updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, developments related to diversity and climate change disclosure, developments in ESG and in particular with respect to Indigenous reconciliation and racial equity and justice, and emerging best practices and their implications for the Company
- Received presentations and reviewed reports each quarter on corporate social responsibility and environmental risk management updates, as well as the review and recommendation to the Board of the annual sustainability and ESG report
- Received presentation and reports on the Company's greenhouse gas emission reduction action plan and on halocarbon release mitigation efforts
- Reviewed and recommended changes to the TELUS Board Policy Manual and insider trading policy to ensure alignment with best practices in corporate governance
- Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices, and received presentations on virtual shareholder meeting best practices
- Reviewed and reported on shareholder communications received in the Board inbox on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

# Corporate Governance Committee report (continued)

## Board and committee succession planning

- Recommended changes to committee membership to give the following directors the opportunity to serve on different committees and to be exposed to different facets of the Company. After the May 2021 annual meeting, Christine Magee left the Audit Committee and joined the Compensation Committee and Pension Committee; Denise Pickett joined the Corporate Governance Committee; and Hazel Claxton, Thomas Flynn and Sean Willy joined the Audit Committee
- Continued director recruitment effort and conducted an annual update of the evergreen list of director candidates based on the prioritized list of skills and attributes. As a result of this work, the Committee oversaw the recruitment of Victor Dodig, who is nominated for election at this meeting
- Conducted an annual review of the succession planning process for the Chair and committee chairs.

Signed, the members of the Corporate Governance Committee

Lisa de Wilde (Chair)

Mary Jo Haddad

Kathy Kinloch

John Manley

Denise Pickett

# Pension Committee report

## Committee members

Ray Chan (Chair) ✓
Lisa de Wilde ✓
Christine Magee[1] ✓
Marc Parent ✓

100% independent ✓

**4**

**meetings in 2021**

100% attendance

At each meeting, the Committee meets in-camera with the Senior Vice-president and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors without management present.

1 Christine became a member of the Pension Committee on May 7, 2021.

## 2021 Committee highlights

### Investment management external review

The Committee received an investment management review of investment decision-making and portfolio management practices for the Company's Defined Benefit Pension Plans that was commissioned by management and conducted by an external consultant. The external review covered the Company's pension investment processes and did not identify any material weaknesses or immediate concerns. A few potential opportunities for improvements were recommended and will be actioned where appropriate. There is no formal requirement for this type of review and this review is not commonly carried out by pension peers; however, this type of review is considered to be best practice.

### Merger of Defined Contribution Pension Plans

The Committee reviewed and approved the merger of the TELUS Defined Contribution Pension Plan for Provincially Regulated Employees and the Retirement Plan for Employees of ADT Security Services Canada, Inc. with the TELUS Defined Contribution Pension Plan, a federally regulated defined contribution pension plan. The merger will improve the efficiency of administration of the Company's Defined Contribution program and deliver cost savings from the simplified structure, in that the Company will be dealing with only one pension regulator, complying with the rules of only one jurisdiction, completing only one set of periodic filings.

### Governance and oversight of Pension Plans

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

- Terms of reference of the Pension Committee
- The Defined Benefit Pension Plans' Statement of Investment Policies and Procedures, investment goals and objectives and long-term asset mix policy
- An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Defined Benefit Pension Plans
- An audit scope report
- An annual update on developments in pension law
- Reports from the actuary of the Pension Plans, including the plans' assumptions and results
- Pension Plan budgets, including plan expenses and peer plan results
- Quarterly and annual investment results measured against plan benchmarks and liabilities
- Defined Contribution Pension Plans' statement of investment policies and procedures, quarterly and annual investment results and investment structure
- Pension Plan insurance coverage
- Management's self-assessment of internal controls
- Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation
- Investment manager performance assessments
- Reports on investment strategy and risk assessment
- A cost-of-living adjustment for the TELUS Corporation Pension Plan
- Management presentation on pension investment risk measurement
- Presentation by service providers of fiduciary obligations, asset liability management and economic updates.

Signed, the members of the Pension Committee

Ray Chan (Chair)    Lisa de Wilde

Christine Magee    Marc Parent

# Human Resources and Compensation Committee report

## Committee members

Mary Jo Haddad (Chair) ✔
Ray Chan ✔
Kathy Kinloch ✔
Christine Magee ✔
John Manley ✔
Marc Parent ✔

100% independent ✔

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE).

This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members.

6

meetings in 2021

At each meeting, the Committee meets in-camera with the Executive Vice-president (EVP), People and Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting.

## 2021 Committee highlights

### Performance assessment

For the 2021 performance year, we continued to use our amazing people performance development (APPD) model as our framework for individual performance assessment for the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). This model, which we transitioned to in 2020, evaluates individual performance against each executive's goals (*what* you do) and values (*how* you do it). For further details, see page 99.

We also continued to complement APPD with our talent summary approach for the CEO and ELT, which focuses on both the individual executive's retention value and their future potential. These factors directly influence long-term incentive (LTI) grant allocations and drive each executive's targeted compensation position relative to the peer group median. For further details, see page 89.

### Succession planning

In 2021, the Committee continued to invest significant time into the succession planning process and discussing the positions of the CEO and ELT. In addition, the Committee identified and reviewed top talent and future leaders across the organization.

Succession planning for all senior leaders highlights immediate and emergency or interim successors, as well as a deep pipeline of next-generation leaders. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflects the diversity of our customers, communities and team members.

The CEO succession plan and process, as well as the top internal candidates for the CEO role, were discussed with the entire Board extensively throughout the year. With Korn Ferry's support, CEO succession candidates continue to have enhanced, specific development plans. Candidates are being assessed on a number of defined attributes, including their leadership capabilities, sustained operational results and proven ability to drive strategy. The CEO, the Compensation Committee and the Board have discussed and implemented development opportunities, mentorship and enhanced responsibilities to support potential candidates' growth. The Board's review of the succession plan for the CEO is also discussed on pages 43 and 44.

As CEO succession is one of the core Board responsibilities, we will continue with our succession planning process and monitor the development of our top candidates in 2022.

### Compensation philosophy

The Committee reviewed the compensation philosophy and guidelines for executives by assessing:

- Our comparator group used for CEO and ELT compensation benchmarking
- Our target pay positioning within the comparator group
- The linkage of our executive compensation philosophy and incentive plans to our financial and non-financial performance and business strategy
- The alignment of our compensation philosophy across all team members
- The mix of elements used to deliver CEO and ELT compensation.

### CEO compensation and performance

- Reviewed and approved the corporate goals and objectives relevant to CEO compensation
- Assessed the performance of the CEO, with input from the full Board
- Reviewed and recommended to the Board for approval the various components of the CEO's compensation for 2021 (including base salary, performance bonus, and restricted share unit (RSU) and executive performance share unit (EPSU) grants), based on its evaluation of his performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data.

## Human Resources and Compensation Committee report (continued)

### ELT compensation and performance

- Reviewed the CEO's evaluation of the performance of each ELT member
- Reviewed and approved the appropriate compensation for ELT members (base salary, performance bonus, and RSU and EPSU grants), after considering market trends and data.

### Performance bonus plan

- Reviewed and recommended to the Board for approval the removal of the EBIT funding pool mechanism (which had been in place since 2010) from the performance bonus program
- Reviewed and approved the 2021 corporate scorecard performance targets, as well as the year-end scorecard multiplier
- Reviewed the appropriateness of the financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting.

### Equity plans

- Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2019 and vested on November 20, 2021 (and recommended the same payout factors to the Board with respect to the CEO's performance-contingent RSUs)
- Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2021 performance
- Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the RSU Plan for 2021 performance
- Approved annual EPSU grants to ELT members and the total annual grants of management performance share units (MPSUs) to management under the Performance Share Unit Plan (PSU Plan) for 2021 performance
- Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee
- Monitored the actual 2021 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes
- Received updates on the share ownership of each ELT member relative to established ownership targets.

### Governance

- Reviewed and approved the Compensation Committee 2021 annual work plan, including the division of duties between the Board executive compensation advisor and management executive compensation advisor
- Reviewed and approved an independent assessment conducted by Meridian Compensation Partners LLC (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place
- Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company
- Reviewed and approved the annual work plan, budget, engagement agreement and independence letter for Meridian
- Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation
- Received reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by the Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying
- Reviewed reports on team member well-being and health and safety programs, as well as gender pay practices

## Human Resources and Compensation Committee report (continued)

- Reviewed regular people strategy updates from management, covering topics such as diversity and inclusion, response to the COVID-19 pandemic, vaccination policy and our Work Styles® program
- Reviewed an internal audit of the Company's sales incentive program.

### Public disclosure

- Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

Signed, the members of the Human Resources and Compensation Committee

Mary Jo Haddad (Chair)

Ray Chan

Kathy Kinloch

Christine Magee

John Manley

Marc Parent

# Executive compensation at TELUS

## 71 Report to shareholders

## 75 Compensation discussion and analysis

- 75 Key compensation principles
  - 75 We pay for performance
  - 76 We promote sound risk-taking
  - 77 We balance the short, medium and long term
  - 78 We reward contribution
  - 78 We align compensation with corporate strategy
  - 79 We align compensation with long-term shareholder value
  - 79 We align our pay practices across the organization
- 80 Board oversight and compensation governance
  - 80 The Compensation Committee
  - 80 Compensation Committee experience
  - 81 Executive compensation consultants
- 83 Compensation elements for the CEO and ELT
  - 83 Total compensation at a glance
- 84 2021 approach to compensation
  - 84 Base salary methodology
  - 84 At-risk incentive pay components
  - 84 At-risk pay: Annual performance bonus
  - 86 At-risk pay: Medium-term incentives
  - 87 At-risk pay: Long-term incentives
  - 89 At-risk pay: Other considerations
- 90 Benchmarking
- 92 2021 actual compensation paid to named executive officers
- 103 Performance graph and NEO compensation
- 104 Total shareholder return performance to December 31, 2021
- 106 Clawback policy
- 106 Share ownership requirement
- 107 Executive shareholdings and total equity summary
- 107 Conclusion

## 108 Executive compensation summary

- 108 Summary compensation table
- 109 Incentive plan awards
- 110 Benefits and perquisites
- 110 TELUS pension plans
- 112 Employment agreements

# Report to shareholders

## To our shareholders,

On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our performance. At TELUS, our goal is to share clear and relevant information with our shareholders, in order to help you understand and evaluate our compensation program. We invite you to review the following information in order to gain a greater understanding of our executive compensation decisions in 2021.

## Our philosophy

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

## TELUS' compensation practices and risk governance

We believe that a good compensation program is defined by two key features: **strong governance** and rewards for our ELT (Executive Leadership Team – all Executive Vice-presidents (EVPs) who are appointed officers of the Company) that are **aligned with sustainable value creation** for the benefit of our shareholders and other stakeholders. TELUS has a long history of adopting best practices in corporate governance. We have a robust governance process with an independent Human Resources and Compensation Committee (Compensation Committee), which in turn engages an independent compensation consultant (the Board advisor).

**We believe that a good compensation program is defined by two key features: strong governance and alignment with value creation for shareholders and other stakeholders.**

The Compensation Committee is responsible for maintaining an executive compensation program that supports the achievement of the three objectives outlined on page 75, as well as overseeing the implementation of people and culture strategies that help to achieve these objectives.

Our external Board advisor, Meridian Compensation Partners Inc. (Meridian), conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. The table below provides an overview of Meridian's assessment of our programs relative to its compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS' compensation programs and policies balance, neutralize or mitigate risk.

| Risk category | Assessment | Commentary |
|---|---|---|
| Pay philosophy and governance | ✔ No or neutral risk | • TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture |
| Pay structure, mix and vesting periods | ✔ No or neutral risk | • TELUS' program is well balanced: current vesting of all medium-term (executive performance share units or EPSUs) and long-term (time-based and performance-contingent restricted share units or RSUs) incentive awards occurs within a period of approximately three years following grant<br>• Annual grants have overlapping vesting cycles, along with post-retirement holding requirements. These practices ensure that executives remain exposed to the long-term consequences of their business decisions<br>• TELUS has stringent share ownership requirements and only counts actual share ownership (unvested EPSUs and RSUs are not counted) |
| Performance metrics and measurement | ✔ No or neutral risk | • Strong process and rigour around performance assessment |
| Risk mitigation practices (i.e. incentive clawbacks, hedging prohibition, share ownership requirements) | ✔ No or neutral risk | • Program is consistent with best practice |

TELUS' executive compensation is effectively managed within the framework of balanced business risk tolerance established by the Board of Directors. At each year's strategic advance meeting, the full Board sets the strategic direction, which flows through the corporate scorecard, within established risk management constraints of the Company, while also taking into consideration the risks associated with that direction.

## 2021 highlights

| | | | |
|---|---|---|---|
| Industry-leading **9.8%** growth in operating revenues | Industry-leading **35%** growth in net income | Industry-leading **6.4%** growth in Adjusted EBITDA[1] | Industry-leading and all-time record **960,000** new customer additions |
| **$1.2710** dividends declared per share | **24%** total shareholder return | **#1** in customer satisfaction among our peers for the 10th year in a row | **$90 million** contributed to charitable and community organizations |

### Linking pay and performance

Corporate, business unit and individual performance is foundational to our executive compensation program – actual payouts are closely aligned with the achievement of TELUS' performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile of our competitors and companies in other Canadian industries of appropriate size, with Company and individual performance driving the final at-risk compensation payouts.

Seventy-five per cent of target ELT compensation is delivered through at-risk pay, which is contingent on specific performance criteria. Operational and financial metrics are used for both the annual performance bonus and long-term incentive (LTI) plans. In determining annual incentive pay and annual LTI grants, we regularly review the relationship between pay and performance metrics, including at the corporate and business unit level, in our performance scorecards.

### 2021 performance and key compensation decisions

TELUS' 2021 results reflect our team's consistent focus on our customers first priority and demonstrate the ongoing progression of our long-standing strategy, which contributed to solid operational and financial results in 2021:

- Our unwavering dedication to our customers is evidenced by a number of successes in 2021, including:
  - Leading our peers in customer satisfaction for the 10th year in a row, receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report
  - Achieving industry-leading customer loyalty, with customer churn rates of less than one per cent for mobile phone, PureFibre internet, Optik TV, security and voice services
  - Bringing in a record 960,000 net new customer additions across our mobility and fixed product portfolio, ranking TELUS number one in the industry for new customer growth and reflecting strong customer demand for our bundled offerings
  - Connecting Canadians quickly and reliably, as evidenced by our consistent recognition for network excellence, which was noted in major independent mobile network awards from Canada (Tutela), the U.S. (Ookla, J.D. Power and PCMag), and the U.K. (Opensignal), each for three years or more
  - Being named GM Canada's 5G network provider for its connected vehicle service, a historic alliance and the first of its kind in Canada, leveraging our expansive and world-leading 5G network to power millions of connected vehicles.

- Our total shareholder return (share price appreciation plus reinvested dividends) has performed strongly compared to our closest peers and the broader market:
  - Dividends declared to TELUS shareholders in 2021 totalled $1.2710 per share. When including dividend reinvestment through our industry-leading dividend growth program, our total shareholder return for 2021 was strong at 24 per cent, which approximated the Toronto Stock Exchange's S&P/TSX Composite Index return of 25 per cent
  - TELUS' three-year total shareholder return (since December 31, 2018) of 51 per cent outperformed our North American sector peers BCE (44 per cent), Verizon and AT&T (five per cent each), and Rogers (negative five per cent)
  - Since the start of 2000 through to the end of 2021, TELUS has generated a total shareholder return of 700 per cent, 357 percentage points higher than the S&P/TSX Composite Index return (343 per cent) and 694 percentage points higher than the MSCI World Telecom Services Index return (six per cent).

- We significantly outperformed our national peers across several financial and operational metrics:
  - Operating revenues grew by an industry-leading 9.8 per cent, compared to BCE's, which increased by 0.8 per cent, and Rogers', which remained flat
  - Net income grew by an industry-leading 35 per cent, compared to BCE's, which grew by 7.2 per cent, and Rogers', which decreased by 2.1 per cent
  - Adjusted EBITDA[1] grew by an industry-leading 6.4 per cent, compared to BCE's and Rogers', which grew by 3.0 per cent and 0.5 per cent, respectively

1 Refer to Section 11.1 in the 2021 annual Management's discussion and analysis (MD&A) available on SEDAR at **sedar.com** for a quantitative reconciliation of Net income to Adjusted EBITDA for the fiscal years 2020 and 2021, which is incorporated by reference herein.

- Total customer additions were 960,000, leading the industry and an all-time record for TELUS, as compared to BCE's and Rogers' additions of 458,000 and 403,000, respectively
  - When looking at TELUS' two-year performance through the pandemic period, from 2019 to 2021, total customer additions of 1.74 million led the industry by a substantial margin
- Total fixed customer additions were 255,000, an industry-leading result, as compared to BCE, which lost 31,000, and Rogers, which gained 49,000
  - When looking at TELUS' two-year performance through the pandemic period, from 2019 to 2021, total fixed net additions of 495,000 led the industry by a substantial margin
- Total mobile phone and connected device net additions were 705,000, an industry-leading result, as compared to BCE's and Rogers' additions of 488,000 and 354,000, respectively
  - When looking at TELUS' two-year performance through the pandemic period, from 2019 to 2021, total mobile phone and connected device net additions of 1.24 million led the industry by a substantial margin
- Mobile phone blended churn was 0.91 per cent, an industry-leading result, as compared to BCE's and Rogers' of 1.23 per cent and 1.29 per cent, respectively.

- We reinforced our leadership in social capitalism through volunteerism and philanthropy, and expanded support for our communities by:
  - Playing a critical role in the Government of British Columbia's vaccination program, setting up a call centre with hundreds of volunteers in less than a week, which enabled the government to pull its vaccine roll-out schedule months forward, and helped save lives by booking nearly seven million vaccine appointments
  - TELUS, our team members and retirees contributing $90 million in cash, in-kind contributions, time and programs to charitable and community organizations

**TELUS' 2021 total shareholder return of 24 per cent is materially ahead of most other North American and global industry peers.**

  - Volunteering virtually and safely throughout the year for our 16th annual TELUS Days of Giving to help build stronger, healthier communities, and inspiring more than 55,000 team members, retirees, friends and family to contribute 1.3 million volunteer hours of giving
  - Contributing more than $8.7 million in cash donations through the TELUS Future Friendly Foundation and TELUS Community Boards to 500 Canadian registered charities that promote mental health and well-being for youth. The Foundation has contributed over $25 million in cash donations since its inception in 2018
  - Committing $1.6 million to emergency response efforts across Canada, including $1.25 million (with $500,000 of in-kind support in health, network and community services) to support British Columbia following the unprecedented weather events and flooding that sent the province into a state of emergency. We also contributed volunteer hours and donations to earthquake and tornado relief in Ontario
  - Further details on our social purpose and philanthropic efforts in 2021 can be found on pages 2 and 3 of this information circular and in our sustainability and ESG report at **telus.com/sustainability**.

Despite facing another year of challenges related to the impact of the COVID pandemic, our team was able to deliver strong results on our most critical financial and operational performance metrics relative to scorecard targets, resulting in a 2021 corporate scorecard multiplier of 1.00.

## CEO 2021 total direct compensation

**President and Chief Executive Officer (CEO) – Total direct compensation (TDC)[1]**

| Element | 2021 ($) | 2020 ($) | 2021/2020 $ change | 2021/2020 % change |
|---|---|---|---|---|
| Base salary | 1,543,750[2] | 1,375,000[3] | 168,750 | 12.3 |
| Performance bonus | 1,111,500 | 855,980 | 255,520 | 29.9 |
| EPSU[4] | 1,111,500 | 855,980 | 255,520 | 29.9 |
| RSU[5] | 12,000,000 | 9,250,000 | 2,750,000 | 29.7 |
| **Total direct compensation** | **15,766,750** | **12,336,960** | **3,429,790** | **27.8** |

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 Darren's base salary was increased to $1,600,000 effective April 1, 2021. The amount shown in the above table reflects pro-rated earnings.
3 Darren's 2020 annual base salary was $1,375,000; in 2020, Darren decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives. Darren's actual earned salary ($1,031,250) for 2020 is presented in the *Summary compensation table* on page 108.
4 Darren's EPSUs are typically paid in cash in light of his significant shareholdings.
5 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented). Darren's February 2022 RSU value is $12,700,000, and will be disclosed in greater detail in our 2023 circular. Note that we are disclosing current-year (i.e. 2022) grant values for reference purposes and as a one-time exception, in order to facilitate appropriate year-over-year comparisons.

Darren's increased total direct compensation in 2021 is attributable to the following factors:

- An increase in annualized base salary from $1,375,000 to $1,600,000
- Larger performance bonus and EPSUs, driven by higher bonusable earnings and the removal of our EBIT funding mechanism (which had been in place since 2010), resulting in a fully funded bonus pool
- A larger RSU grant in February 2021, primarily to recognize his leadership in driving TELUS' notable achievements, as well as his contributions in establishing the strategy and developments that culminated in TELUS International's successful initial public offering in February 2021.

Further details on Darren's achievements can be found on page 99.

## 2021 named executive officer compensation

Total direct compensation for the year-over-year comparable set of named executive officers (NEOs) (including the CEO) increased by 21 per cent from 2020. The overall increase in their compensation is attributable to the following factors:

- An increase of 12 per cent in base salaries, to align our NEOs' market positioning with our target pay philosophy
- An increase of 30 per cent in performance bonus and EPSU awards, driven by higher bonusable earnings and the removal of our EBIT funding mechanism, resulting in a fully funded bonus pool
- An increase of 21 per cent in annual RSUs.

Further details on the compensation paid to our CEO and other NEOs are available starting on page 92.

## Looking ahead to 2022

We regularly monitor market trends and best practices and are confident that our programs are aligned with both your expectations and our pay-for-performance philosophy.

We will continue to evolve our 2022 corporate scorecard and advance our approach to environmental, social and governance (ESG) goals. We are enhancing our social capitalism index, which already measures key metrics like our Connecting for Good programs and greenhouse gas emissions, to also capture diversity and inclusion metrics. Overall, approximately 25 per cent of our corporate scorecard will measure ESG performance.

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any feedback with your Board at **board@telus.com**.

Sincerely,

Mary Jo Haddad
Chair, Human Resources and Compensation Committee
On behalf of the TELUS Board of Directors

# Compensation discussion and analysis

The following is a discussion of TELUS' executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS' named executive officers (NEOs) in 2021.

For 2021, our NEOs are:

- Darren Entwistle, President and Chief Executive Officer (CEO)
- Doug French, Executive Vice-president (EVP) and Chief Financial Officer (CFO)
- Tony Geheran, EVP and Chief Operations Officer
- Eros Spadotto, EVP, Technology Strategy and Business Transformation[1]
- François Gratton, EVP, TELUS Health, TELUS Agriculture and TELUS Québec[1]

1 Eros' and François' positions were eliminated effective December 31, 2021 as part of a restructuring, but they remain NEOs for this year's circular by virtue of their 2021 roles and compensation.

## Key compensation principles

**TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to our share price performance. We also drive continued levels of high performance by setting ambitious targets.**

> **At target, 85 per cent of CEO compensation and 75 per cent of ELT compensation is variable, dependent on performance. Compensation consists mainly of variable compensation that is tied to TELUS' performance.**

The primary focus of the Human Resources and Compensation Committee (Compensation Committee) is to maintain an executive compensation program that supports the achievement of three objectives:

- To advance our business strategy
- To enhance our growth and profitability
- To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes an approach to compensation that is both market-based and performance-based. An executive's compensation is based on their personal performance, together with corporate performance and position within a range determined with reference to market compensation data.

Linking executive pay to actual performance ensures that executive compensation is aligned with shareholder and other stakeholder value. This includes the compensation of our CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company).

# 1. We pay for performance

**ELT target pay mix**


25%
25%
75%
at risk
12.5%
25%
12.5%
Base salary
Performance bonus
EPSUs
Time-vested RSUs
Performance-contingent RSUs

**CEO target pay mix**


33.5%
15%
9%
85%
at risk
9%
33.5%
Base salary
Performance bonus
EPSUs
Time-vested RSUs
Performance-contingent RSUs

| Components of variable compensation | | Performance metrics |
|---|---|---|
| Short-term | Performance bonus (cash) | Combination of corporate and business unit scorecard results, and achievement of individual personal performance objectives |
| Medium-term | Executive performance share units (EPSUs) | Same metrics as annual bonus for grants, plus subsequent share price performance |
| Long-term | Restricted share units (RSUs) | Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections |

# 2. We promote sound risk-taking

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS' compensation program that help manage and mitigate risk in executive compensation.

## What we do

- ✔ **Independent Compensation Committee** – All of our Compensation Committee members are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual
- ✔ **Independent consultant** – We use an external independent executive compensation consultant to assess our executive compensation programs and ensure they are aligned with shareholder and corporate objectives, best practices and governance principles
- ✔ **Pay for performance** – At-risk pay is 85 per cent of target total direct compensation for the CEO and 75 per cent of target total direct compensation for the ELT, and therefore linked to the performance of the Company
- ✔ **Caps on payouts** – Incentive awards are capped to avoid excessive payouts, and caps are aligned with market practices
- ✔ **Balanced performance metrics** – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a singular performance metric at the expense of the business overall
  - At target, only nine per cent of CEO pay (the annual performance bonus) is tied to short-term results, with nine per cent tied to medium-term results (EPSUs) and 67 per cent in the form of long-term incentives (LTI). For the ELT, only 12.5 per cent of pay is tied to short-term results, with 12.5 per cent tied to medium-term results and 50 per cent in the form of LTI
  - Fifty per cent of LTI awards are subject to performance-vesting criteria
- ✔ **Balance between short-term and long-term incentives** – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation
- ✔ **Stress-testing of targets** – Targets for corporate performance scorecard metrics are stress-tested and generally made more difficult to attain each year, in order to promote continuous stretch and performance improvement year over year, as reviewed by the Board
- ✔ **Overlapping performance periods** – Within our LTI program, an overlap in vesting ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own
- ✔ **Clawback policy** – Allows the Compensation Committee to recoup an executive's incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financial results
- ✔ **Insider trading policy and process** – Executive officers (including the CEO) are required to pre-clear all trades to protect against insider trading and trading during blackout periods
- ✔ **Stringent share ownership requirements** – The CEO is required to hold 7x base salary and ELT members are required to hold 3x base salary in TELUS shares
- ✔ **Hold period after retirement** – The CEO and ELT are required to maintain share ownership requirements for one year following retirement

## What we do not do

- X Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements
- X Maintain or reduce performance target levels for incentive plans; steadily increasing performance levels must be achieved to realize payouts year after year
- X Guarantee a minimum level of vesting for our performance-contingent RSUs
- X Offer single-trigger change in control rights to executives
- X Include unvested RSUs, EPSUs and unexercised options (if any) in the calculation of share ownership targets
- X Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance
- X Over-emphasize any single performance metric
- X Guarantee annual base salary increases or bonus payments
- X Offer excessive perquisites

An important part of the Compensation Committee's risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2021, Meridian Compensation Partners LLC (Meridian), the Compensation Committee's independent executive compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking.

Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

- Pay philosophy and governance
- Pay structure
- Performance metrics/measurement
- Risk mitigation practices.

After considering the results of the assessment and internal review, the Compensation Committee did not identify any risks in relation to the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

**Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.**

# 3. We balance the short, medium and long term

Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

LTI awards (time-vested and performance-contingent RSUs, both of which cliff-vest over three years) are granted on an annual basis, resulting in a continuously overlapping vesting schedule rather than a one-time vesting event after which an executive will have little outstanding LTI. Medium-term incentives (EPSUs) are granted in the same way.

This approach ensures that our executives' interests are not tied solely to success in any single performance period.

**Overlapping performance periods and vesting mitigate against excessive risk-taking.**


2021 compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2022 compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2023 compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2019
2020
2021
2022
2023
2024

1 Medium-term incentives reflect EPSUs, vesting one-third per year.

# 4. We reward contribution

TELUS utilizes an approach to compensation that is both market-based and performance-based. Our compensation structure is established based on benchmarking relative to a select comparator group made up of TELUS' direct competitors and companies in other Canadian industries of an appropriate size compared to the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also use a U.S.-based comparator group as a secondary reference point.

However, an executive's actual compensation may be positioned above or below the market benchmark, based on their personal level of responsibility, expertise, competence, experience and performance.

Of note, LTI grant amounts are tailored to both the market and the individual and are based on an executive's retention value and future potential. The Board considers this performance-based and forward-looking approach to granting LTI awards to be a best practice, in contrast to typical market practice where LTI awards are granted solely based on market benchmarks.

**Compensation is established based on level of responsibility, expertise, competence, experience and performance and is compared to a peer group consisting of competitors and companies in other Canadian industries of comparable complexity and size.**

# 5. We align compensation with corporate strategy

Our long-standing national growth strategy was founded on our strategic intent – to unleash the power of the internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include:

- Focusing relentlessly on the growth markets of data, IP and wireless
- Providing integrated solutions that differentiate TELUS from our competitors
- Building national capabilities across data, IP, voice and wireless
- Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business
- Going to market as one team, under a common brand, executing a single strategy
- Investing in internal capabilities to build a high-performance culture and efficient operation.

To further advance our strategy, each year we establish corporate priorities. For 2021, these priorities were:

- Elevating our customers, communities and social purpose by honouring our brand promise, Let's make the future friendly
- Leveraging TELUS' world-leading technology to drive superior growth across mobile, home and business services
- Scaling our innovative digital capabilities in TELUS International, TELUS Health and TELUS Agriculture to build assets of consequence.

To align executive compensation with our corporate strategy, we directly link an executive's performance to the achievement of our strategic imperatives and corporate priorities, and by extension, to their pay.

The CEO and ELT members' performance bonus is determined through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards.

Our 2021 corporate scorecard metrics (see page 98), the business unit scorecard metrics (see page 101), and individual performance of our executives are directly linked to achieving these priorities.

**The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.**

# 6. We align compensation with long-term shareholder value

Our executive compensation programs closely link actual payouts to the creation of shareholder value. In fact, shareholder value has grown significantly faster than our executives' actual compensation levels.

Where most companies pay annual bonuses entirely in cash, we deliver half of our annual bonuses in the form of EPSUs.

To further ensure alignment with shareholders' interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive's annual performance cash bonus and dividing it by the value of TELUS common shares at either the *beginning* or *end* of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if TELUS' share price declined over the course of the year.

In addition, at least 50 per cent of each ELT member's total compensation is delivered in the form of RSUs; furthermore, since 2014, 50 per cent of those RSUs have performance conditions to further create alignment with shareholders' interests.

**CEO and ELT compensation is aligned with total shareholder return.**

TELUS' 10-year total shareholder return (from December 31, 2011 to December 31, 2021) was:

**217%**

The total increase in 2021 CEO total direct compensation relative to 10 years ago (2011 CEO total direct compensation) was:

**93%**

# 7. We align our pay practices across the organization

TELUS' pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

- We ensure that executives' annual base salary increases are relatively aligned with annual base salary increases for positions below the executive level
- All employees share in the achievement of corporate success through participation in a common performance bonus program that may increase or decrease based on corporate scorecard results
- All employees within a business unit share in the achievement of their team's success through their respective business unit scorecard
- Increases in a team member's responsibility or role (such as a promotion) are accompanied by appropriate and commensurate changes in pay
- We use market compensation data, along with other relevant internal factors (such as internal equity and strategic significance) to develop base salary ranges and target compensation levels for all TELUS positions; for roles governed under collective bargaining agreements, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement
- In reflection of market best practices for executive compensation, CEO pay is assessed relative to other NEOs to ensure the ratio remains reasonable.

**Consistent with the approach taken for the broader TELUS team, we adjusted executive salaries in 2021 to improve market competitiveness, in light of our target pay philosophy.**

## Board oversight and compensation governance

The Board is responsible for both executive compensation and shareholder engagement. The Board oversees the work of the Compensation Committee, which is responsible for reviewing and recommending CEO compensation for the Board's approval and for reviewing and approving ELT compensation arrangements.

The Compensation Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent compensation consultant (the Board advisor). The EVP, People and Culture and Chief Human Resources Officer (CHRO), and the People and Culture team, are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the Compensation Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate compensation consultant (the management consultant).


Board advisor
(see pages 81 and 82)
CONSULTS
Compensation Committee
responsible for our compensation programs and practices
REPORTS
Board of Directors
engages with shareholders and oversees compensation program and practices
REPORTS
ELECTS
Shareholders
have a say on pay
REPORTS
CHRO and People and Culture team
responsible for our HR strategies and policies and ensuring alignment between TELUS' executive and non-executive compensation programs
CONSULTS
Corporate Governance Committee
works in collaboration with the Compensation Committee to monitor and identify best practices for executive compensation and disclosure
CONSULTS
Management consultant
(see page 82)

### The Compensation Committee

The Compensation Committee is responsible for:

- Developing the Company's executive compensation philosophy and guidelines
- Reviewing corporate performance metrics and any year-end performance adjustments as proposed by management
- Determining CEO goals and objectives relative to compensation, and evaluating CEO performance
- Reviewing and recommending CEO compensation to the Board based on its evaluation
- Approving ELT compensation
- Overseeing ELT succession planning
- Reviewing and monitoring the Company's exposure to risks associated with its executive compensation program and policies, and identifying practices and policies to mitigate such risk
- Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans.

The Compensation Committee's mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

### Compensation Committee experience

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired experience relevant to their responsibilities for reviewing and considering executive compensation.

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of their responsibilities as a member of the Committee:

- Mary Jo Haddad – Mary Jo has over 30 years of experience in the healthcare sector in Canada and the United States, and is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She was previously a member of the compensation committee of the Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016 and Chair of the Compensation Committee in May 2017, and is also a member of the Corporate Governance Committee.
- Ray Chan – Ray has over 40 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO, CEO, Executive Chair and Independent Chair. He was the Lead Independent Director of Baytex Energy Corp. from August 2018 to May 2019 and was Chair of its human resources and compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. and TORC Oil & Gas Ltd. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also the Chair of the Pension Committee.
- Kathy Kinloch – Kathy is the President of the British Columbia Institute of Technology (BCIT), a position she has held since January 2014. From 2007 to 2013, Kathy held the positions of Dean of Health Sciences at BCIT and then President of Vancouver Community College. Kathy has extensive experience in the public sector and has served on the compensation committees of organizations in which she has held a CEO or vice-president role. She also currently serves on a number of public sector and not-for-profit boards. Kathy joined the Compensation Committee in May 2018, and is also a member of the Corporate Governance Committee.
- Christine Magee – Christine is the Co-Founder and Chair of Sleep Country Canada, having co-founded the company in 1994. From 1982 to 1994, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada. She currently serves on the board and the compensation committees for Metro Inc., as well as other private and not-for-profit organizations, including Woodbine Entertainment Group, Trillium Health Partners and The Talent Fund. As Chair and former President of Sleep Country Canada, she managed the executive compensation programs and policies for the company. Christine joined the Compensation Committee in May 2021 and is also a member of the Pension Committee.
- John Manley – John is a Senior Business Advisor with the law firm Bennett Jones LLP. He is the former President and CEO of the Business Council of Canada, a position he held from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs, and Finance. John joined the Compensation Committee in 2020 and is also a member of our Corporate Governance Committee.
- Marc Parent – Marc is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. Marc has over 35 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently serves on the boards of the Business + Higher Education Roundtable and the McGill University Health Centre Foundation. Marc joined the Compensation Committee in November 2018 and is also a member of the Pension Committee.

Further information about the Compensation Committee members can be found under *Director profiles* on pages 26 to 35.

## Executive compensation consultants

The Compensation Committee has retained Meridian as its independent executive compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010.

The Board advisor's mandate is to support the Board, and specifically the Compensation Committee, as well as the Corporate Governance Committee. The nature and scope of Meridian's services include:

- Preparation for and attendance at Compensation Committee meetings and select management meetings, including meetings with the Chair of the Compensation Committee
- Advice on CEO and ELT compensation
- Advice on incentive metrics and the assessment of annual and long-term incentive performance
- Ongoing support with regard to current market practice, governance, regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
- An independent assessment of risks associated with executive pay policies and practices
- Advice on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance analysis, review and drafting of the information circular, and preparation of regular education sessions on executive compensation trends.

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform any of these services in any particular manner or under any particular method. The Chair of the Compensation Committee approves all invoices for executive compensation work that Meridian performs. The Compensation Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services provided by Meridian. It assesses Meridian's performance annually and approves a letter of engagement each year.

Prior to 2019, Meridian was TELUS' single independent executive compensation consultant. Consistent with best practice, to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters, TELUS appointed Mercer (Canada) Limited (Mercer) as its management consultant in 2019. The mandate of the management consultant is to provide executive compensation consulting services that will enable management to deliver on their objectives. The nature and scope of Mercer's services include:

- Reviewing compensation philosophy, share ownership guidelines and executive policy changes
- Advising on the composition of TELUS' compensation and performance peer groups
- Analyzing market executive pay levels and trends, including detailed analyses for the CEO and ELT
- Advising on CEO and ELT compensation and performance levels
- Conducting analyses to evaluate the relationship and linkage between pay and performance
- Advising on any corporate scorecard adjustments proposed by management
- Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications, and materials prepared by management for the Compensation Committee.

## Board advisor fees

The following table lists the fees billed by our Board advisor, Meridian, for the past two years. Meridian provided no other services aside from director and executive compensation related services in 2021.

| Type of work | 2021 ($) | 2020 ($) |
|---|---|---|
| Services related to determining executive officer and director compensation | 298,691 | 221,750 |
| All other fees | nil | nil |
| Total | 298,691 | 221,750 |

## Compensation elements for the CEO and ELT

The key components of **total direct compensation** for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance over the medium term, approximately three years) and LTI (paid in RSUs to promote the retention of the executive and reward performance over the long term).

Also considered as part of the Company's **total compensation** program are benefits and perquisites, as well as retirement benefits. See pages 110 to 112 for details.

### Total compensation at a glance

| Component | Targeted % of total | Description | Objective |
|---|---|---|---|
| **Annual compensation** | | | |
| Fixed base salary | CEO 15.0<br>ELT 25.0 | • Salary ranges are established for each position based on external benchmarking, with the midpoint of the range being set at the median of the Canadian comparator group | Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group |
| Annual performance bonus | CEO 9.0<br>ELT 12.5 | • At target, 60 per cent of base salary for the CEO and 50 per cent of base salary for ELT members<br>• Tied to corporate, business unit and individual performance, with corporate performance given 80 per cent weighting for the CEO and 70 per cent weighting for ELT members (see pages 84 to 86)<br>• Performance metrics can result in payouts ranging from zero (for below-threshold performance) to 200 per cent of target (for exceptional performance) | Provides an annual cash award based on corporate, business unit and individual results |
| **Medium-term incentive** | | | |
| EPSUs | CEO 9.0<br>ELT 12.5 | • At target, 60 per cent of base salary for the CEO and 50 per cent of base salary for ELT members<br>• Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs to be awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning or end of the prior year (see page 86)<br>• EPSUs vest one-third every year over a period of just under three years, and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings) | Links a portion of annual compensation to both the achievement of performance targets and shareholder return over the medium term |
| **Long-term incentive** | | | |
| RSUs | CEO 67.0<br>ELT 50.0 | • Delivered 50 per cent each in time-vested and performance-contingent RSUs (see pages 87 and 88)<br>• Executives' grant allocations are differentiated based on their retention value and future potential, as well as external benchmarking<br>• RSUs cliff-vest in just under three years<br>• RSUs are taxed as employment income | Encourages retention and links a significant portion of compensation to both the achievement of performance targets and shareholder return over the long term |
| **Indirect compensation** | | | |
| Benefits and perquisites | • A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses<br>• Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan | | |
| Retirement benefits | • Registered defined benefit plan and supplemental retirement arrangement (SRA) consistent with market practice. The SRA provisions are described on pages 110 to 112<br>• In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees | | |

## 2021 approach to compensation

### Base salary methodology

At TELUS, we set our salary range midpoints at the 50th percentile of the Canadian comparator group. We then set individual base salaries to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves ELT base salaries, while the Board approves the CEO's base salary based on the Compensation Committee's recommendation.

### At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (paid in cash)
- Medium-term incentives (paid in EPSU awards)
- Long-term incentives (paid in RSU awards), of which:
  - Fifty per cent is time-vested
  - Fifty per cent is performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

## At-risk pay: Annual performance bonus

### Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on corporate, business unit and individual performance.

Prior to 2021, annual performance bonuses for all TELUS team members (including the CEO and ELT) were drawn from a collective profit-sharing pool based on a percentage of EBIT, which we selected as a fair and accurate measure of TELUS' profitability.

In 2021, to better align with market practice and consistent with the Board's longer-term goal to move toward a fully funded performance bonus program, we removed our EBIT funding mechanism (which had been in place since 2010) and began to fully fund the performance bonus pool. We believe our pay-for-performance philosophy remains intact, given the measurement of annual financial performance in our corporate scorecard.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

Executive's actual salary earned in 2021 x Executive's target bonus, as a percentage of salary x Corporate scorecard multiplier (minimum: 0%, maximum: 200%) x Corporate weighting (CEO: 80%, ELT: 70%) = Corporate performance payout

+

Executive's actual salary earned in 2021 x Executive's target bonus, as a percentage of salary x Business unit / individual multiplier (minimum: 0%, maximum: 200%) x Business unit / individual weighting (CEO[1]: 20%, ELT: 30%) = Business unit / individual performance payout

=

Annual performance bonus

1 The CEO's 20 per cent weighting reflects only individual performance.

To determine the annual performance bonus for each executive, we follow a four-step process:

- **Step 1**: Determine each executive's target bonus (actual earned salary multiplied by target performance bonus percentage)
- **Step 2**: Assess corporate performance as measured by corporate scorecard results
- **Step 3**: a) Assess business unit performance as measured by business unit scorecard results
  b) Assess individual performance as measured by the amazing people performance development (APPD) model and adjust each ELT member's business unit result to achieve the combined business unit / individual performance result
- **Step 4**: Calculate the annual performance bonus based on the above payout formula.

### Step 1: Determine each executive's target bonus (actual earned salary multiplied by target performance bonus percentage)

Each executive's target bonus for 2021 is determined by the following formula:

| Executive's actual salary earned in 2021 ($) | ÷ | Executive's target bonus (%) |
|---|---|---|
| Executive's annualized base salary over the course of 2021 (pro-rated if needed) | | Executive's target bonus percentage over the course of 2021 (pro-rated if needed) |

### Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS' corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2021 metrics measured achievements in three areas: TELUS team, customers first, and profitable growth and efficiency. See page 98 for details on the 2021 corporate scorecard and our results.

#### Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

- Selecting measurable and auditable performance metrics
- Ensuring that, as a general principle, the threshold target for any metric (which yields a 0.5x performance multiplier) exceeds the actual result on that metric in the previous year. The target (which yields a 1.0x performance multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board
- Stress-testing current-year targets against the prior-year scorecard to support year-over-year continuous improvement
- Ensuring that targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard
- Ensuring that all performance metrics are tied to the Company's strategic imperatives and corporate priorities.

During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the Compensation Committee reviews and has approval authority for all adjustments proposed by management.

### Step 3a: Assess business unit performance as measured by the business unit scorecard results

ELT members are also evaluated against their business unit scorecard. These scorecards measure the overall performance of the business unit and apply to all team members within the respective business unit.

Business unit goals are established annually and consist of a number of performance metrics across the same categories in our corporate scorecard (TELUS team, customers first, and profitable growth and efficiency), which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities.

The purpose of the business unit scorecard is to:

- Articulate and communicate the business unit strategy
- Align individual, organizational and cross-departmental initiatives to achieve common business unit goals
- Recognize levels of achievement against our strategy
- Establish common language and shared accountability, in order to drive effective strategic dialogue.

There are many potential metrics that could be included in the business unit scorecard. The senior leadership team within each business unit selects metrics that are readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also consider year-to-year consistency with the business units' annual priorities. In addition, team members should feel they have the ability to contribute towards reaching the related targets. Lastly, if there are too many metrics, the significance of each becomes diluted.

The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2.

### Step 3b: Assess individual performance as measured by the APPD model and adjust each ELT member's business unit result to achieve the combined business unit / individual performance result

Since 2020, individual performance for the CEO and ELT has been evaluated using our APPD model, which measures the executives' results against goals (*what* you do), and values (*how* you do it).

The CEO's individual performance is assessed by the Compensation Committee, with input from the Board that is collected by the Chair of the Compensation Committee and through Meridian's formal CEO evaluation process. The Chair of the Compensation Committee invites Board members to provide their comments or observations regarding the CEO's performance in writing, prior to the Compensation Committee meeting where its members will assess the performance of the CEO.

Each ELT member's individual performance is initially assessed by the CEO. The CEO then uses this evaluation to adjust each ELT member's business unit result in Step 3a to arrive at an overall business unit / individual performance payout.

### Step 4: Calculate the annual performance bonus

The Compensation Committee, with input from the Board, assesses the CEO's individual performance and leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate scorecard, recommends for the Board's approval the annual performance bonus of the CEO, using the formula on page 84.

The Compensation Committee reviews the CEO's assessment of each executive's performance and recommendations on each ELT member's business unit / individual multiplier, and determines the annual performance bonus for each executive, also using the formula on page 84.

The relative weighting of corporate, business unit and individual performance in the determination of a team member's performance bonus depends on the individual's organizational level and ability to influence the Company's overall performance. In the CEO's case, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it sees fit.

Corporate and business unit payouts can range from zero for below-threshold performance to a maximum of 200 per cent for exceptional performance. Each ELT member's individual performance is used to adjust their business unit results to arrive at an overall payout for business unit / individual performance. This approach ensures that at-risk pay reflects actual performance, and requires outstanding results in order to generate above-target payouts.

## At-risk pay: Medium-term incentives (EPSUs)

### Methodology

Medium-term incentives are paid through EPSUs under the Performance Share Unit Plan (PSU Plan). EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to TELUS' share price performance. We achieve this by pegging the value of EPSUs to the value of TELUS shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years, where one-third of the EPSUs vest each year.

We believe complementing the annual performance bonus with this medium-term incentive (targeted at 60 per cent of base salary for the CEO and 50 per cent of base salary for the ELT) is an approach that is better aligned with shareholders' interests than paying out the entire annual incentive in cash. Deferring and linking this portion of executive compensation to share price performance also distinguishes us from other comparable companies that target cash bonuses at 125 to 150 per cent of base salary for their CEO and 75 to 100 per cent for other NEOs.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

$$\text{EPSU award} = \frac{\text{The dollar value of the annual performance bonus}}{\text{The higher of TELUS' share price at the beginning or end of the year}^{1}}$$

1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the price of TELUS shares over the performance year directly reduces the value of an executive's EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See pages 120 and 121 for a description of key terms of the PSU Plan.

The Board approves the CEO's annual EPSU award upon the Compensation Committee's recommendation, while the Compensation Committee approves EPSU awards for the ELT following its review of the CEO's assessment of each ELT member's annual performance.

**According to our benchmarking, other companies target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for their other NEOs. At TELUS, our annual target performance bonus (paid in cash) equals 60 per cent of base salary for the CEO and 50 per cent of base salary for the other NEOs. An equal amount is awarded in EPSUs, which further improves alignment with shareholders' interests.**

## At-risk pay: Long-term incentives (RSUs)

### Methodology

LTI can be awarded through RSUs granted under the RSU Plan and / or options granted under the Management Option Plan. However, we now primarily use RSUs and have not issued options on a company-wide basis since 2012. RSUs are taxed as employment income.

Our LTI awards have several key features:

- They are typically awarded in the form of RSUs that cliff-vest in just under three years following grant
- The Board (for the CEO) and the Compensation Committee (for the ELT) approve RSU grant dollar values. These values are then converted into units based on TELUS' share price on the grant date, as determined in accordance with the RSU Plan (see pages 121 and 122 for details)
- The size of these awards, which are usually determined at the beginning of the fiscal year, are based on an executive's retention value and future potential, and market compensation levels
- When determining the size of new grants, the Compensation Committee considers grants made in the previous three years and their vesting schedules, as well as the amount of unvested LTI in place
- Since 2014, 50 per cent of the overall LTI value awarded to executives has been in the form of performance-contingent RSUs; the remaining half is in the form of time-vesting RSUs.

### Performance-contingent LTI

Performance-contingent RSUs provide for a three-year performance period and cliff-vest at the end of the performance period. Accordingly, the performance-contingent RSUs granted in February 2021 have a performance period from October 1, 2020 to September 30, 2023, for a payout in November 2023 (if earned).

The two performance metrics are:

- Relative total shareholder return (TSR), weighted at 75 per cent, as compared to a composite of incumbent global telecom companies, over a 36-month period
- Total customer connections (TCC), weighted at 25 per cent and measured annually over three equally weighted years.

| Type of LTI | Performance metric | Weighting |
|---|---|---|
| Performance-contingent LTI | Relative TSR | 37.5% |
| | TCC | 12.5% |
| Time-vested LTI | | 50.0% |

### Relative total shareholder return

The Compensation Committee believes that TSR over a 36-month period, relative to a customized benchmark consisting of over 20 incumbent telecoms worldwide (performance peer group), is an appropriate metric to use in determining the payout of TELUS' performance-contingent RSUs, as it enhances the alignment of executive pay with shareholders' interests. It is also consistent with leading and common market practices and is a reliable and accurate measurement of our ability to create shareholder value relative to other industry comparators, as we acknowledge that telecom investors have a choice as to where they invest their capital.

The following chart depicts our TSR payout scale, where payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent of target (if TELUS ranks at or above the 90th percentile):


Relative TSR payout scale
200%
150%
100%
50%
0
Payout
0
15
30
45
60
75
90
100
Performance percentile

This performance scale is more challenging than what is typically seen in the market, where 50 per cent payout often corresponds with 25th percentile performance and 200 per cent payout often corresponds with 75th percentile performance.

**LTI are designed to promote retention and reward the achievement of business objectives over the longer term (three years and beyond) by providing future income that is linked to performance.**

### Total customer connections

TCC is an internal, absolute operational performance metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The Compensation Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to 2019, the metric was based on a three-year forecast established at the time of the grant. In 2019, we revised our methodology to more closely link with business strategies and the annual budgeting process.

As a result of this change, TCC is now based on the average of three annual targets that are established at the beginning of each one-year period and aligned with certain connections in the net additions index of the annual corporate scorecard. These annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the Compensation Committee.

While we previously disclosed TCC targets for our performance-contingent LTI, we believe that continuing to do so is detrimental to the best interests of our shareholders, since it would provide our competitors insight into our strategic business plans and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Board and the Compensation Committee are confident that this year's threshold, target and stretch goals for TCC are set on a basis that requires significant effort and will be challenging to achieve.

Payouts for TCC performance could range from zero to 200 per cent of target; a minimally acceptable level of performance results in a 50 per cent payout; at-target performance results in a target payout; and a maximum level of performance results in a 200 per cent payout.

### Payout calculation methodology

Upon vesting, the payout for each metric is calculated using the following formula:

Number of share units at vesting
(including reinvested dividends)
X
Share price at the time of vesting
X
Performance multiplier for that metric

= Payout award

The following table illustrates the payout if an executive is granted an RSU award of $1 million, assuming a share price of $25 at the time of grant and a share price of $30 at vesting. The table also assumes a 100 per cent performance multiplier for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to dividends accrued on the shares, which would enhance the overall award value.

| LTI component | Performance element | Grant value | Number of RSUs granted at $25 | Vesting value with share price at $30[1] | Performance multiplier | Pre-tax payout value |
|---|---|---|---|---|---|---|
| Time-vested RSUs | Not applicable | $500,000 | 20,000 | 20,000 x $30 = $600,000 | Not applicable | $600,000 |
| Performance-contingent RSUs | Relative TSR (75% weight) | $375,000 | 15,000 | 15,000 x $30 = $450,000 | 60th percentile ranking = 100% payout | $450,000 |
| | TCC (25% weight) | $125,000 | 5,000 | 5,000 x $30 = $150,000 | Assume on-target 100% payout | $150,000 |
| **Total** | | **$1,000,000** | | | | **$1,200,000** |

1 Dollar figures used are for illustrative purposes only; they are not forward-looking statements, targets or guidance.

Prior to paying out any performance-contingent RSUs, the Compensation Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the Compensation Committee or Board, as applicable, may take into consideration significant external challenges and opportunities that TELUS faced that were not contemplated or reasonably expected at the time the grant was approved.

Increases (subject to a maximum of 200 per cent) or decreases to the performance multiplier could reflect:

- Changes in the composition of telecom companies used to benchmark TELUS' relative TSR
- Extraordinarily good or poor performance
- External factors affecting performance, such as significant regulatory changes in the Canadian telecom landscape
- Other factors that the Compensation Committee or Board, as applicable, shall determine at its discretion.

## Assessing individual performance

Unlike most organizations, our LTI grants are tailored to both the market and the individual – an approach that we deem to be a leading practice and preferable to LTI grants based exclusively on benchmarking.

We establish LTI grant amounts for the CEO and ELT through our talent summary approach, which focuses on both the individual executive's retention value and their future potential.

For retention value, retention risk is assessed as high or highest based on:

- Opportunities in the internal or external market, or how sought-after the executive's skill set or experience is in the marketplace relative to their peers
- How easily replaceable the executive's skill set or experience is in the marketplace relative to their peers
- How costly (either directly or indirectly) it would be to replace the executive relative to their peers
- How readily available comparable opportunities are externally.

For future potential, an executive is assessed based on TELUS' professional development objectives:

- **Grow and enrich**: Personalize learning and development for continued growth
- **Growth potential for progressive ELT role(s)**: Begin to increase responsibilities and augment portfolio
- **High potential and/or CEO potential**: Executive has high potential to take on significantly greater responsibility in the future, or is a potential CEO successor.

In alignment with our overall compensation philosophy that compensation should be both individual and market-based, the above two categories are used to determine the dollar value of any LTI awards granted to the CEO and ELT. The following framework is used for granting LTI based on total direct compensation (base salary + annual performance bonus + EPSU awards + LTI):

| | | Future potential | | |
|---|---|---|---|---|
| | | Grow and enrich | Growth potential for progressive ELT role(s) | High potential and/or CEO potential (for ELT) |
| Retention value | Highest | ~Third quartile total direct compensation positioning | ~75th percentile total direct compensation positioning | ~Top quartile total direct compensation positioning |
| Retention value | High | ~Second quartile total direct compensation positioning | ~Third quartile total direct compensation positioning | ~75th percentile total direct compensation positioning |

For each position and performance category, we establish LTI ranges using target total direct compensation percentiles that are derived through benchmarking. With the support of our compensation consultants, the market percentiles are normalized to minimize the influence of outlying data. Actual LTI award amounts may range as to position executives anywhere between the second quartile and the top quartile of the comparator group on total direct compensation.

For the CEO, RSU grants require Board approval upon the Compensation Committee's recommendation. For executives other than the CEO, the CEO first recommends RSU grants to the Compensation Committee, which after considering the CEO's recommendations, then recommends to the Board the total value of RSUs to be granted in aggregate to all executives. The Compensation Committee approves individual ELT grants.

The aggregate dollar amount for annual RSUs granted below the executive level is approved by the Compensation Committee, but individual grants are approved by the CEO.

## At-risk pay: Other considerations

As described above, our compensation practices are robust and consider both internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

In assessing performance against the 2021 corporate scorecard, the Compensation Committee and Board did not exercise discretion to adjust any performance metrics. Our 2021 corporate scorecard performance resulted in a multiplier of 1.00. For further details, see page 98.

# Benchmarking

## Highlights

- We select a Canadian comparator group composed of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels
- We also use a U.S.-based comparator group as a secondary reference point
- Benchmarking results are size-adjusted, when required, to the Company's revenues
- The list of comparator companies is reviewed and updated annually by the Compensation Committee.

## Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for compensation benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is composed of TELUS competitors and companies in other Canadian industries of appropriate size, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation levels, benchmarking results are size-adjusted, when required, to the Company's revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be roughly one-third to three times TELUS' total revenues, subject to the availability of suitable industry comparators. All of the Canadian companies selected for compensation benchmarking in 2021 are near or within this range except for Shopify, which is below range but is included in the benchmarking group in consideration of its high growth.

Companies included in the 2021 Canadian comparator group had trailing 12-month revenues ranging from $4.5 billion to $53.7 billion, with a median of $14.4 billion, compared to TELUS' revenue of $16.4 billion.

As illustrated in the following graph, TELUS is positioned at the 59th percentile on trailing 12-month revenues and at the 40th percentile on market capitalization.



Values are in $ billions
$100
$80
$60
$40
$20
$0
Comparator group
75th percentile
50th percentile
25th percentile
TELUS
P
TELUS percentile
P59
P40
Trailing 12-month revenues
Market capitalization

The Canadian comparator group selected in 2021 is listed in the table below and is identical to the comparator group selected in 2020.

**Canadian comparator group used for benchmarking**

| | |
|---|---|
| Bank of Montreal (diversified banks) | Loblaw Companies Limited (food retail) |
| BCE Inc. (telecommunications services and media) | Nutrien Ltd. (fertilizers and agricultural chemicals) |
| Canadian Imperial Bank of Commerce (diversified banks) | Quebecor Inc. (telecommunications services and media) |
| Canadian National Railway Company (railways) | Rogers Communications Inc. (telecommunications services and media) |
| Canadian Pacific Railway (railways) | Shaw Communications Inc. (telecommunications services) |
| Canadian Tire Corporation, Limited (general merchandise) | Shopify Inc. (internet services) |
| CGI Group Inc. (IT consulting and systems integration) | Suncor Energy Inc. (integrated oil and gas) |
| Enbridge Inc. (oil and gas storage and transportation) | TC Energy Corp.[1] (oil and gas storage and transportation) |
| Fortis Inc. (electric utilities) | Thomson Reuters Corp. (publishing) |

1 Formerly TransCanada Corporation.

The Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group, in recognition of increasing competitiveness in the telecommunications industry and the global nature of the executive talent pool. This comparator group is not directly used for benchmarking but serves as a secondary source of executive compensation data.

As previously noted, we typically consider an appropriate size range for comparators to be roughly one-third to three times TELUS' total revenues, subject to the availability of suitable comparators. All of the U.S. comparators in 2021 are within this range.

Companies included in the 2021 U.S. comparator group had trailing 12-month revenues ranging from US$4.1 billion to US$79.7 billion, with a median of US$15.1 billion.

The U.S. comparator group selected in 2021 is listed in the table below and is identical to the comparator group selected in 2020.

**U.S.-based comparator group used as secondary market reference**

| | |
|---|---|
| CenturyLink Inc. | Qualcomm Inc. |
| DISH Network Corp | T-Mobile US, Inc. |
| Liberty Global Plc. | Telephone and Data Systems Inc. |
| Motorola Solutions Inc. | U.S. Cellular Corp. |

## Benchmarking process

The Compensation Committee reviews and benchmarks TELUS' compensation mix and total proposed compensation levels for its executives against market data from the Canadian comparator group to ensure our offerings are competitive. The Compensation Committee then considers data from the U.S.-based comparator group to obtain a secondary reference point.

The Compensation Committee also considers the value of an executive's other indirect compensation elements, such as benefits, retirement programs and perquisites, against data from the Canadian comparator group. Throughout the process, the Compensation Committee engages and receives expert advice from the Board advisor, who reviews competitive data and provides information on market trends. The Committee also considers management's recommendations. The benchmarking data, along with factors such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive's performance.

# 2021 actual compensation paid to named executive officers

## Darren Entwistle
## President and CEO



Darren is responsible for the Company's strategy and its successful execution. He is committed to advancing TELUS' globally recognized performance culture, predicated on a relentless passion for putting customers first and championing TELUS' social purpose in the communities where it operates, worldwide. Darren began serving as President and CEO in 2000 and is the longest-serving CEO in the telecommunications industry.

### Key 2021 results

- Advanced TELUS' leadership in social capitalism, leveraging its technology innovation and human compassion to keep customers and communities connected and safe throughout the pandemic, including enabling online healthcare, education and teleworking productivity. This was complemented by the TELUS team contributing 1.3 million volunteer hours and $8.7 million in grants through the TELUS Friendly Future Foundation to 500 charitable and not-for-profit organizations. Additionally, TELUS, our team members and retirees contributed $90 million to charitable and community organizations in 2021, representing approximately five per cent of TELUS' pre-tax profits.
- Advanced TELUS' track record of delivering world-leading shareholder returns. Since the beginning of 2000 through 2021, TELUS generated a total shareholder return of 700 per cent, 357 percentage points higher than the return for the S&P/TSX Composite Index and 694 per cent higher than the return for the MSCI World Telecom Services Index over the same period
- Guided the Company in realizing industry-leading customer growth of 960,000 new subscribers – a record high for TELUS – while achieving growth in annual operating revenues, net income and Adjusted EBITDA of 9.8, 35 and 6.4 per cent, respectively, that was also best-in-class. In addition, TELUS continued its leadership in customer loyalty, with blended mobile phone, internet, Optik TV, security and voice churn all below one per cent – an industry-best achievement
- Provided long-standing leadership that enabled TELUS International (TI) to complete a highly successful initial public offering (IPO) and secondary offering, establishing a market capitalization for TI of more than $10 billion and exceeding the $8 billion market cap of TELUS Corporation in 2000, when TELUS first embarked on its national growth strategy. With total aggregate proceeds of $1.4 billion, the TI IPO was the largest technology IPO in the history of the TSX
- Returned $1.7 billion in dividends in 2021 to middle-income Canadians through four quarterly dividend payments declared to individual shareholders, mutual fund owners, pensioners and institutional investors.

### Compensation (as at December 31)

| | 2021 ($) | 2020 ($) | 2019 ($) |
|---|---|---|---|
| Base salary | 1,543,750 | 1,375,000[1] | 1,375,000 |
| Performance bonus | | | |
| Cash | 1,111,500 | 855,980 | 727,765 |
| EPSUs | | | |
| Cash (in lieu of EPSUs) | 1,111,500 | 855,980 | 727,765 |
| LTI – RSUs[2] | 12,000,000 | 9,250,000 | 9,000,000 |
| **Total direct compensation** | **15,766,750** | **12,336,960** | **11,830,530** |
| Change from previous year | 28% | 4% | 3% |

### 2021 pay mix


90.2%
at risk

- **9.8%** Base salary
- **7.0%** Performance bonus
- **7.0%** EPSUs
- **38.1%** Time-vested RSUs
- **38.1%** Performance-contingent RSUs

### Share ownership

| Required level | Number of shares held | Share price (Dec. 31, 2021) | Total value | Multiple |
|---|---|---|---|---|
| 7x base salary | 392,199 | $29.79 | $11,683,608 | 7.3x |

1 Darren's 2020 annual base salary was $1,375,000; in 2020, Darren decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives. Darren's actual earned salary ($1,031,250) for 2020 is presented in the *Summary compensation table* on page 108.

2 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented). Darren's February 2022 RSU value is $12,700,000 and will be discussed in greater detail in our 2023 information circular. Note that we are disclosing current-year (i.e. 2022) grant values for reference purposes and as a one-time exception, in order to facilitate appropriate year-over-year comparisons.

## Doug French
## EVP and CFO

With over 30 years of experience driving a business and finance ownership culture at TELUS, Doug leads a team of more than 1,200 professionals across a diverse portfolio that includes Finance and Corporate Development, Real Estate, Procurement, Legal, Governance and Sustainability. Doug has played a pivotal role in every transformational event that has shaped TELUS into the world-leading, purpose-driven technology company it is today. He was appointed a Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Global Preparers Forum and the Prince's Accounting for Sustainability Project. Doug joined predecessor company Clearnet Communications Inc. in 1996.



### Key 2021 results

- Fuelled the financial health of our organization, as evidenced by our strong operating and financial results, which met our financial targets for 2021, notwithstanding the intense economic and competitive pressures throughout the year. Delivered a total shareholder return of 24 per cent in 2021, materially ahead of most North American peers. Over the last two, three, four and five year periods, TELUS outperformed its closest national peer by an average of more than 13 percentage points
- Provided leadership in closing the TI IPO, the largest technology IPO in TSX history, with an initial market capitalization of more than $10 billion
- Supported significant capital markets activity, including a $1.3 billion equity issue. Proceeds are being used to capitalize on a unique strategic opportunity to accelerate our broadband capital investment program through 2021 and 2022, including substantial advancement of our PureFibre network, as well as an accelerated roll-out of our 5G network
- Completed two successful debt financings, raising $1.25 billion, including our inaugural sustainability-linked bond (SLB). Demonstrated our commitment to environmental sustainability by leading the development of the first SLB framework in Canada and issued our inaugural SLB offering – another Canadian first – linking our cost of borrowing to our environmental performance.

### Compensation (as at December 31)

| | 2021 ($) | 2020 ($) | 2019 ($) |
|---|---|---|---|
| Base salary | 687,500 | 637,500 | 618,750 |
| Annual performance bonus Cash | 359,219 | 285,866 | 234,348 |
| EPSUs | 359,219 | 285,866 | 234,348 |
| LTI – RSUs[1] | 2,800,000 | 2,400,000 | 2,200,000 |
| **Total direct compensation** | **4,205,938** | **3,609,232** | **3,287,446** |
| Change from previous year | 17% | 10% | 4% |

### 2021 pay mix


83.7% at risk
16.3% Base salary
8.5% Performance bonus
8.5% EPSUs
33.3% Time-vested RSUs
33.3% Performance-contingent RSUs

### Share ownership

| Required level | Number of shares held | Share price (Dec. 31, 2021) | Total value | Multiple |
|---|---|---|---|---|
| 3x base salary | 101,246 | $29.79 | $3,016,108 | 4.3x |

1 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented). Doug's February 2022 RSU value is $3,000,000 and will be discussed in greater detail in our 2023 information circular. Note that we are disclosing current-year (i.e. 2022) grant values for reference purposes and as a one-time exception, in order to facilitate appropriate year-over-year comparisons.

## Tony Geheran
## EVP and Chief Operations Officer

As TELUS' Chief Operations Officer, Tony leads Customer Technology Excellence, a team dedicated to enriching people's lives through the power of technology. Together, Tony and his team manage every aspect of technology infrastructure, including our world-leading TELUS PureFibre and 5G networks, and steward TELUS' digital strategy. The team is also responsible for driving our cybersecurity and privacy leadership, and advocating for our industry to ensure all Canadians have access to high-speed connectivity.



### Key 2021 results

- Expanded our TELUS PureFibre® footprint by adding 278,000 premises, bringing the overall number of homes and businesses with access to TELUS PureFibre to more than 2.7 million across 169 communities in B.C., Alberta and Quebec
- Advanced our network leadership position with the launch of PureFibre X, the next generation of our PureFibre technology, enabling symmetrical upload and download speeds of 2.5 Gbps
- Demonstrated leadership in social capitalism by building on our long-standing commitment to strengthening relationships with Indigenous Peoples through the launch of our Reconciliation Commitment and an industry-first Indigenous Reconciliation Action Plan; and responded swiftly to support communities in need, including support for the Immunize B.C. program, restoring services in communities impacted by one of the worst wildfire seasons on record, and implementing network redundancy action plans in response to major flooding across B.C.
- Achieved an 18 per cent improvement in corporate systems availability by building reliable and resilient back-end environments, furthering our world leadership in customer service excellence by reducing downtime impacts so that our team can serve our customers with minimal systems disruptions
- Drove migration to the Google Cloud Platform to create a single, scalable, modernized platform across TELUS, bringing privacy and security together to deliver data in a cloud environment.

### Compensation (as at December 31)

| | 2021 ($) | 2020 ($) | 2019 ($) |
|---|---|---|---|
| Base salary | 675,000 | 587,500 | 575,000 |
| Annual performance bonus<br>Cash | 357,750 | 274,577 | 234,318 |
| EPSUs | 357,750 | 274,577 | 234,318 |
| LTI – RSUs[1] | 2,800,000 | 2,400,000 | 2,200,000 |
| **Total direct compensation** | **4,190,500** | **3,536,654** | **3,243,636** |
| Change from previous year | 18% | 9% | 23% |

### 2021 pay mix


83.7%
at risk

- **16.3%** Base salary
- **8.5%** Performance bonus
- **8.5%** EPSUs
- **33.3%** Time-vested RSUs
- **33.3%** Performance-contingent RSUs

### Share ownership

| Required level | Number of shares held | Share price (Dec. 31, 2021) | Total value | Multiple |
|---|---|---|---|---|
| 3x base salary | 106,626 | $29.79 | $3,176,390 | 4.5x |

1 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented). Tony's February 2022 RSU value is $3,000,000 and will be discussed in greater detail in our 2023 information circular. Note that we are disclosing current-year (i.e. 2022) grant values for reference purposes and as a one-time exception, in order to facilitate appropriate year-over-year comparisons.

## Eros Spadotto
## EVP, Technology Strategy and Business Transformation

In 2021, Eros was responsible for TELUS' integrated network, information technologies and services strategy, with the objective to deliver transformational experiences and superior reliability for our customers. Eros had end-to-end accountability for our mobile and fixed broadband technologies, network spectrum strategy, application and service development, architecture, network and systems assurance, and supply chain management, while also leading our privacy, identity, security road maps and governance functions. He also led TELUS' evolution towards cloud and digital services and technology. Eros' position was eliminated effective December 31, 2021 as part of a restructuring, but he remains an NEO for this year's circular by virtue of his 2021 role and compensation.



### Key 2021 results

- Continued to earn independent recognition of TELUS' global-network leadership from third-party international organizations, notably from U.S.-based Ookla as having the fastest wireless network in Canada for the ninth consecutive year and the fastest mobile network in North America, and from U.K.-based Opensignal as having the best mobile network in Canada. TELUS has also earned numerous top achievements from U.S.-based J.D. Power and Canadian-based Tutela
- Successfully expanded TELUS network coverage to connect 70 per cent of the Canadian population to our blazing fast and reliable 5G network
- Embarked on a 10-year strategic partnership with Google Cloud, bringing together the technology leadership of both organizations, enabling us to co-innovate on new services to enhance customer experiences and re-define the digital future for people in Canada, and around the world
- Bolstered our networks to enable critical connectivity for the millions of Canadians who continued to work, learn and access information remotely in 2021, relying on our network for teleworking, school and access to vital healthcare
- Successfully acquired at auction 142 licences of 3500 MHz band spectrum representing 16.4 MHz of spectrum nationally. Combined with the 3500 MHz spectrum we acquired privately ahead of the auction, we now hold 25 MHz of spectrum in the 3500 MHz band nationally and 40 MHz within key markets.

### Compensation (as at December 31)

| | 2021 ($) | 2020 ($) | 2019 ($) |
|---|---|---|---|
| Base salary | 675,000 | 625,000 | 625,000 |
| Annual performance bonus<br>Cash | 675,000[1] | 264,472 | 227,726 |
| EPSUs | 0 | 264,472 | 227,726 |
| LTI – RSUs[2] | 2,000,000 | 2,000,000 | 2,000,000 |
| **Total direct compensation** | **3,350,000[3]** | **3,153,944** | **3,080,452** |
| Change from previous year | 6% | 2% | (6)% |

### 2021 pay mix


79.9%
at risk
20.1% Base salary
20.1% Performance bonus
29.9% Time-vested RSUs
29.9% Performance-contingent RSUs

### Share ownership

| Required level | Number of shares held | Share price (Dec. 31, 2021) | Total value | Multiple |
|---|---|---|---|---|
| 3x base salary | 166,810 | $29.79 | $4,969,276 | 7.1x |

1 Annual performance bonus paid entirely in cash.
2 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented).
3 Eros' severance arrangements are not included in this table on the basis that they are not reflective of regular annual total direct compensation. Eros' severance amounts are presented in the *Summary compensation table* on page 108.

## François Gratton
## EVP, TELUS Health, TELUS Agriculture and TELUS Québec

In 2021, François led a global team responsible for some of the most innovative portfolios at TELUS, including TELUS Health, TELUS Agriculture, Internet of Things (IoT), TELUS Enterprise Solutions, TELUS Partner Solutions and TELUS Québec. These growth-focused business units leverage everyday innovation and next-gen technology to enable better human, health and food outcomes to benefit future generations. François and his teams brought TELUS' social purpose to life, and delivered unmatched entertainment, Internet and IT offers, as well as world-class network and mobility solutions. François' position was eliminated effective December 31, 2021 as part of a restructuring, but he remains an NEO for this year's circular by virtue of his 2021 role and compensation.



### Key 2021 results

- Acquired the Canadian operations of U.K.-based Babylon Health and rebranded them as TELUS Health MyCare, and launched the next evolution of our national employer-focused virtual care offering, TELUS Health Virtual Care. In 2021, we added 1.1 million new virtual healthcare members to reach 2.8 million Canadians using our virtual care solutions
- Healthcare lives covered were 20.6 million at the end of 2021, up from 3.7 million in 2020 due to continued strong demand for our health offerings, and we completed 551.1 million digital health transactions, an increase of 16.2 million from 2020
- Delivered strong revenue growth in TELUS Agriculture, more than doubling 2020 performance
- Advanced our agriculture business in 2021 through the acquisition of two companies, Conservis and Blacksmith Applications, and the assets of Herdtrax. TELUS Agriculture now has more than 1,500 team members in 10 countries serving customers in over 50 countries, including nine of the 10 top agriculture customers in the world.

### Compensation (as at December 31)

| | 2021 ($) | 2020 ($) | 2019 ($) |
|---|---|---|---|
| Base salary | 681,250 | 587,500 | 556,250 |
| Annual performance bonus<br>Cash | 700,000[1] | 252,314 | 206,677 |
| EPSUs | 0 | 252,314 | 206,677 |
| LTI – RSUs[2] | 2,200,000 | 2,000,000 | 1,800,000 |
| **Total direct compensation** | **3,581,250[3]** | **3,092,128** | **2,769,604** |
| Change from previous year | 16% | 12% | 5% |

### 2021 pay mix


80.1% at risk
19.1% Base salary
19.1% Performance bonus
30.9% Time-vested RSUs
30.9% Performance-contingent RSUs

### Share ownership

| Required level | Number of shares held | Share price (Dec. 31, 2021) | Total value | Multiple |
|---|---|---|---|---|
| 3x base salary | 147,392 | $29.79 | $4,390,801 | 6.3x |

1 Annual performance bonus paid entirely in cash.
2 Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented).
3 François' severance arrangements are not included in this table on the basis that they are not reflective of regular annual total direct compensation. François' severance amounts are presented in the *Summary compensation table* on page 108.

## 2021 actual compensation mix (percentage of total direct compensation)

| | | CEO[1] | | Other NEOs | |
|---|---|---|---|---|---|
| Compensation element | Provided as | Target | 2021 actual | Target | 2021 actual |
| Base salary (fixed) | Cash | 15.0% | 9.8% | 25.0% | 17.7% |
| Performance bonus (at risk) | Cash | 9.0% | 7.0% | 12.5% | 13.6% |
| Medium-term incentive (at risk) | EPSUs | 9.0% | 7.0% | 12.5% | 4.7% |
| Long-term incentive (at risk) | RSUs | 67.0% | 76.2% | 50.0% | 64.0% |

1 Darren's EPSUs are paid in cash in light of his significant shareholdings.

## 2021 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

| Name | 2021 base salary at year-end ($) | 2020 base salary at year-end ($) | % change |
|---|---|---|---|
| Darren Entwistle[1] | 1,600,000 | 1,375,000 | 16 |
| Doug French | 700,000 | 650,000 | 8 |
| Tony Geheran | 700,000 | 600,000 | 17 |
| Eros Spadotto | 700,000 | 625,000 | 12 |
| François Gratton | 700,000 | 600,000 | 17 |

1 2021 was the first year since 2012 that Darren received an increase to his annualized base salary.

In 2021, TELUS' NEOs received salary increases based on merit and as a result of changes in market compensation levels as observed from Mercer's executive compensation benchmarking exercise in the fall of 2020. These increases took effect on April 1; the adjusted base salaries paid to the CEO and ELT positioned TELUS within a competitive range of the 50th percentile of our Canadian comparator group.

2021 was the first year since 2012 that Darren received an increase to his annualized base salary. In determining Darren's 2021 salary, the Compensation Committee and Board considered his legacy of driving outstanding performance and value creation over the past 22 years, as well as the significant success and numerous achievements he realized for the Company in 2021 (see page 99 for a summary of Darren's achievements).

For more details, see the *Summary compensation table* on page 108.

## 2021 actual at-risk compensation

### 2021 corporate performance metrics and results

Our 2021 corporate scorecard was approved at the start of the performance year at our February Compensation Committee meeting. Given the dynamic nature of our industry and the challenges we faced in 2020 as a result of the COVID-19 pandemic, we continued to evolve our corporate scorecard to effectively connect our team's performance with the critical initiatives that drive our success, while striving to ensure that our selected performance metrics reflect the unique contributions of our diverse business units.

For our 2021 corporate scorecard, we enhanced:

- Our digital innovation and simplification index, to measure the outcomes of our self-serve improvements and simplification of various business unit operations
- Our social capitalism index, to measure the outcomes of our Connecting for Good programs, our brand awareness and our goal of our operations being net carbon neutral by 2030
- Our virtual care users index, to measure the outcomes of enrolment in virtual care and users for both employer solutions and direct-to-consumer
- Our employee engagement metrics, to measure the outcomes of our enabling work initiatives

**2021 scorecard**

| Metrics | Weight | 2021 corporate objectives: Threshold (0.5x) | Target (1.0x) | Stretch (1.5x) | Stretch (2.0x) | 2021 results: Actual | Multiplier |
|---|---|---|---|---|---|---|---|
| **TELUS culture and brand (15%)** | | | | | | | |
| Engagement | 5% | 87% | 88% | 89% | 90% | 84% | 0.00 |
| Enabling work[1] | 5% | 72% | 74% | 75% | 76% | 65% | 0.00 |
| Social capitalism index[2,3] | 5% | 0.50 | 1.00 | 1.50 | 2.00 | 0.81 | 0.04 |
| **Customers first (40%)** | | | | | | | |
| Net client additions index[3,4] | 30% | 0.50 | 1.00 | 1.50 | 2.00 | 1.23 | 0.37 |
| Customer experience index[3,5] | 10% | 0.50 | 1.00 | 1.50 | 2.00 | 0.68 | 0.07 |
| **Profitable growth and efficiency (45%)** | | | | | | | |
| Simple cash flow[6] (Adjusted EBITDA less capex) ($ millions) | 35% | $2,415 | $2,490 | $2,565 | $2,640 | $2,526 | 0.43 |
| Digital innovation and simplification index | 10% | 0.50 | 1.00 | 1.50 | 2.00 | 0.85 | 0.08 |
| **Multiplier[7]** | | | | | | | **1.00** |

1 Measures responses to whether "the work processes we have in place allow me to be as productive as possible" from TELUS' engagement survey.
2 Measures key social capitalism metrics – Connecting for Good programs, brand and reputation, and greenhouse gas (GHG) reductions.
3 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
4 Measures TELUS' ability to attract and retain customers.
5 Measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics.
6 Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is calculated by deducting capital expenditures from Adjusted EBITDA. In 2021, capital expenditures were $3.5 billion. Adjusted EBITDA is also a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. A reconciliation of Adjusted EBITDA to Net income is set out in Section 11.1 in the 2021 annual MD&A available on SEDAR at **sedar.com** and is incorporated by reference herein.
7 Numbers do not total 1.00 due to rounding.

Achieving target performance would result in an overall multiplier of 1.00 on the corporate scorecard. The 2021 multiplier was 1.00, as indicated in the table above. This score reflects our collective achievements in delivering positive results across our net client additions and in our cash flow generation.

The underlying metrics that comprise an internally developed index are operational in nature, and therefore sensitive from a competitive standpoint. In our view, detailed disclosure of these metrics would harm TELUS in the intensively competitive market in which we operate, as they contain information regarding our current and future financial, marketing and operating plans that our competitors would find valuable. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics only represent roughly six per cent of the CEO's 2021 total direct compensation and roughly seven per cent of the other NEOs' 2021 total direct compensation. In addition, the targets for these metrics are set to require significant effort to achieve.

It should be noted that if a performance outcome within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result).

TELUS has had a practice in place since 2009 whereby the chairs of the Audit Committee and Compensation Committee review corporate scorecard results in advance of their respective quarterly committee meetings and facilitate a line-by-line reconciliation of the scorecard metrics and results against the quarterly financial results. Any proposed adjustments to the scorecard results for payout purposes are subject to this review. In approving adjustments to the scorecard results, the Compensation Committee followed an approach that reflected a reasonable assessment of 2021 performance that was balanced and fair to the employees, since the scorecard results drive annual performance bonuses for the broader employee population.

## At-risk pay – Darren Entwistle, President and CEO

### Individual performance

For 2021, we continued to use our APPD model to assess the CEO's individual performance. Performance on goals and metrics is evaluated by the Compensation Committee and the Board and is categorized as either building, strong or extraordinary, as outlined below:

| | Building performance | Strong performance | Extraordinary performance |
|---|---|---|---|
| Goals (*what* you do) | Developing towards meeting expectations of the role and required metrics; continuing to focus on developing self (may include new role or level) | Consistently meets expectations of the role and all required metrics (in some assignments may exceed expectations); proactively develops self in role | Consistently exceeds expectations of the role and metrics; successfully develops self beyond the current role by delivering more than expected and achieving extraordinary results |
| Values (*how* you do it) | Demonstrates behaviour consistent with TELUS values in some situations, while still developing in others | Demonstrates behaviour consistent with all TELUS values in all situations and encourages others to do the same | Exemplifies the TELUS values and inspires others to do the same; is considered a role model to others |
| Other strategic considerations | | | |

See page 86 for details regarding the process that the Compensation Committee followed to obtain input from each Board member on CEO performance.

### 2021 payout

In assessing Darren's individual performance in 2021, the Compensation Committee and Board considered, in addition to the corporate results, his vision, performance against TELUS' leadership values, direction taken and decisiveness in:

- Continuing to keep our team and customers safe and connected during the COVID-19 pandemic, while providing vital support for our communities
- Inspiring the TELUS family to volunteer over 1.3 million hours and contribute $90 million to charitable and community organizations, making the future friendly for all
- Fuelling a customers first culture that contributed to TELUS leading its peers in customer satisfaction for the 10th year in a row, receiving the fewest customer complaints of any national carrier in the annual Commission for Complaints for Telecom-television Services report
- Providing long-standing leadership that enabled TELUS International to complete a highly successful IPO, establishing a market capitalization for TI of more than $10 billion and exceeding the $8 billion market cap of TELUS Corporation in 2000, when TELUS first embarked on its national growth strategy
- Announcing TELUS' $54 billion investment in new communications infrastructure and operations across Canada through 2024 to rapidly expand our world-leading networks. This includes accelerating the extension of our 5G network to 70 per cent of Canada's population and bringing TELUS PureFibre to more than 2.7 million Canadian premises by the end of 2021
- Guiding TELUS in earning consistent multi-year recognition for our world-leading broadband networks, in respect of speed, reliability, user experience and expansiveness, from independent network reports, enabling positive outcomes for Canadians
- Enabling the TELUS brand to increase in value from a few hundred million dollars to $9 billion today
- Driving operational and financial results that consistently lead our industry and global peers, including:
  - Realizing industry-leading customer growth of 960,000 new mobile and fixed net additions, a record high for TELUS
  - Achieving industry-leading growth in annual operating revenues, net income and Adjusted EBITDA of 9.8, 35 and 6.4 per cent, respectively
  - Driving leadership in customer loyalty, with mobile phone, internet, Optik TV, security and voice churn all below one per cent – an industry-best achievement
  - Delivering industry-leading postpaid mobile phone churn of below one per cent for the eighth consecutive year
  - Advancing our leadership position in healthcare by covering 20.6 million lives through our health solutions, completing 551 million digital health transactions and reaching 2.8 million virtual care members
- Continuing TELUS' track record of delivering world-leading shareholder returns; since the beginning of 2000 through 2021, TELUS generated a total shareholder return of 700 per cent, 357 percentage points higher than the return for the S&P/TSX Composite Index and 694 percentage points higher than the return for the MSCI World Telecom Services Index (MSCI Telecom Index) over the same period. Moreover, over the past five, 10 and 15 years, TELUS has surpassed the TSX return by an average of 87 percentage points
- Returning $1.7 billion in dividends in 2021 through four quarterly dividend payments to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, TELUS has returned $21 billion to shareholders, including $15.7 billion in dividends and $5.2 billion in share purchases, representing over $15 per share.

These achievements will underpin the Company's performance in 2022 and beyond.

Darren's annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. Applying the formula outlined on pages 84 and 86, this resulted in an annual performance bonus and EPSU award of $1,111,500 each, equal to 72 per cent of his annual base salary, in each instance relative to a 60 per cent target award. The value of Darren's EPSU award was calculated using the dollar value of the annual performance bonus divided by the higher of the volume-weighted average share price for the 15 trading days preceding the beginning of the year ($25.48) or preceding the end of the year ($29.51), multiplied by the latter share price ($29.51). See page 86 for details.

| | Corporate scorecard multiplier (80% weight) | Individual performance multiplier (20% weight) | Bonus award as % of year-end base salary | EPSU award (paid in cash) as % of year-end base salary |
|---|---|---|---|---|
| CEO – At-target performance | 100% | 100% | 60 | 60 |
| CEO – Actual 2021 performance results | 100% | 200% | 72 | 72 |

In consideration of his significant shareholdings, the Compensation Committee recommended that the Board pay Darren's EPSUs in cash. The Board, upon this recommendation, awarded Darren a total cash payment of $2,223,000 (comprising his annual performance bonus plus cash in lieu of EPSUs).

Under our talent summary approach, the Board rated Darren's retention value and future potential in the highest categories available for the CEO. In light of Darren's exceptional leadership in overseeing TELUS' 2021 corporate performance, the Board awarded Darren $12 million in LTI, of which 50 per cent was delivered in time-vesting RSUs and 50 per cent was delivered through performance-contingent RSUs, subject to performance criteria outlined on pages 87 and 88.

The Compensation Committee compared Darren's total compensation to that of the next highest paid NEO, and determined that it was reasonable and aligns with our succession planning, as it helps ensure that potential CEO successors have sufficient scope and breadth of role, as well as leadership acumen.

## At-risk pay – Doug French, Tony Geheran, Eros Spadotto and François Gratton

### Business unit and individual performance

As previously indicated, 70 per cent of an ELT member's bonus and EPSU award is based on corporate scorecard performance, while the combination of business unit and individual performance comprise the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While metrics vary greatly from one business unit to another, they all support the overall corporate objectives, since they cover the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency.

As in the corporate scorecard, performance targets in business unit scorecards are generally set to be increasingly challenging, in order to promote continuous stretch and performance improvement each year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

The table below outlines some of the key metrics by performance area for each ELT member.

| | | Business unit performance | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | TELUS team | | Customers first | | Profitable growth and efficiency | | |
| Name | Business unit | Weight | Key metric | Weight | Key metrics | Weight | Key metrics | Individual performance |
| Doug French | Corporate Affairs and Finance | 15% | Engagement | 35% | • GHG emission reduction<br>• Enabling partnerships | 50% | • Simple cash flow (Adjusted EBITDA[1] less capex)<br>• Post-acquisition integration effectiveness<br>• TELUS free cash flow[2] | CEO and Compensation Committee assessment of goals, values, and other strategic considerations |
| Tony Geheran | Customer Service Excellence | 10% | Engagement | 50% | • Customer experience index[3]<br>• Digital innovation and simplification index[3]<br>• Service promise index[3] | 40% | • Operating expense efficiencies<br>• Installed RGU[4] + renewal % | |
| Eros Spadotto | Technology Strategy and Business Transformation | 10% | Engagement | 50% | • Reliability and change management<br>• Capability delivery and innovation<br>• Security and data<br>• Supply chain operations | 40% | • Adjusted EBITDA[1] contribution<br>• Operating expense and capex efficiencies | |
| François Gratton | TELUS Health | 15% | Engagement | 55% | • Virtual care users<br>• Digital transactions<br>• Virtual pharmacy scripts<br>• Lives covered | 30% | • Revenue<br>• EBITDA | |
| | TELUS Agriculture | 10% | Engagement | 40% | • Software subscribers<br>• Assets under management<br>• Gross churn % | 50% | • Revenue<br>• EBITDA<br>• Growth through new acquisitions | |

1 Adjusted EBITDA excludes one-time or unusual items that do not reflect our ongoing operations, and for the purposes of determining business unit scorecard payouts, also excludes real estate gains and various other non-controllable items.
2 Free cash flow is a capital management measure. Refer to Section 11.1 in the 2021 annual MD&A available on SEDAR at sedar.com for further details.
3 Internally developed indices represent a composite of various benchmarks and standards. Performance targets for these indices are competitively sensitive and are not disclosed in detail.
4 Business unit driven loading of revenue generating units (RGUs).

Once business unit performance is assessed, the CEO and Compensation Committee evaluate each ELT member's individual performance. Consistent with the approach for the CEO, ELT individual performance is measured by our APPD model, and reflects each ELT member's results against goals (*what* you do), values (*how* you do it), and other strategic considerations. The CEO and Compensation Committee use this evaluation to adjust the business unit result up or down in order to arrive at an overall business unit / individual performance payout.

## 2021 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on pages 84 and 86. Based on corporate performance as measured by the corporate scorecard, and each executive's effective individual performance, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below. The average annual performance bonus for the ELT was 51 per cent of their base salaries, in each instance relative to a 50 per cent target award.

| | Doug French EVP and CFO | Tony Geheran EVP and Chief Operations Officer | Eros Spadotto EVP, Technology Strategy and Business Transformation | François Gratton EVP, TELUS Health, TELUS Agriculture and TELUS Québec |
|---|---|---|---|---|
| Corporate performance (weighting) | 70% | 70% | 70% | 70% |
| Corporate performance multiplier | 100% | 100% | 100% | 100% |
| Business unit/individual performance (weighting) | 30% | 30% | 30% | 30% |
| Business unit/individual performance multiplier | 115% | 120% | 100% | 100% |
| Performance bonus award | $359,219 | $357,750 | $675,000[1] | $700,000[1] |
| As a percentage of base salary (target) | 50 | 50 | 50 | 50 |
| As a percentage of base salary (actual) | 52 | 53 | 100 | 100 |
| Executive performance share unit (EPSU) award | $359,219 | $357,750 | n/a | n/a |
| As a percentage of base salary (target) | 50 | 50 | n/a | n/a |
| As a percentage of base salary (actual) | 52 | 53 | n/a | n/a |
| Talent summary outcome | ~Third quartile TDC[2] position | ~75th percentile TDC[2] position | ~Second quartile TDC[2] position | ~Third quartile TDC[2] position |
| Long-term incentives[3] | $2,800,000 | $2,800,000 | $2,000,000 | $2,200,000 |
| Percentage of total direct compensation related to internally developed indices in the corporate scorecard[4] | 6.6 | 6.6 | 7.8 | 7.5 |

1 Annual performance bonus paid entirely in cash.
2 Total direct compensation (TDC) includes base salary, annual performance bonus, EPSUs, and long-term incentives.
3 Fifty per cent in time-vesting RSUs, 50 per cent in performance-contingent RSUs.
4 Internally developed indices reflect 55 per cent of the 2021 corporate scorecard.

## Performance graph and NEO compensation

The following graph compares TELUS' share price performance against the Canadian stock market (S&P/TSX Composite Index), an industry benchmark index (MSCI World Telecom Services Index or MSCI Telecom Index) and total compensation awarded to our CEO and NEOs for the past five years ending December 31, 2021. The MSCI Telecom Index is composed of 35 securities underlying telecommunication services companies across 18 developed market countries.

For comparison purposes, we have assumed:

- $100 initial investment in TELUS shares and market indexes at December 31, 2016, with dividends reinvested over the period
- TELUS CEO and NEO total compensation reflects amounts in the *Summary compensation table*.

From 2016 to 2021, TELUS' total shareholder return was **75%** while the S&P/TSX Composite Index return was **62%** (TELUS outperformed by 21%) and the MSCI Telecom Index return was **13%** (TELUS outperformed by 477%).

Over that same period, TELUS' CEO compensation rose by **30%**.


Total direct compensation (millions)
Value of an initial $100 investment
$60
$50
$40
$30
$20
$10
$0
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2016
2017
2018
2019
2020
2021

| | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 |
|---|---|---|---|---|---|---|
| TELUS shares | $100 | $116 | $116 | $135 | $142 | $175 |
| S&P/TSX Composite Index | $100 | $109 | $99 | $122 | $129 | $162 |
| MSCI Telecom Index | $100 | $107 | $97 | $115 | $118 | $113 |
| CEO total direct compensation | $12,131,966 | $12,166,130 | $11,439,333 | $11,830,530 | $11,993,210 | $15,766,750 |
| NEO total direct compensation[1] | $23,382,212 | $25,853,043 | $26,411,526 | $24,711,683 | $25,311,676 | $31,094,438 |

1 Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year's information circular.

As shown above and on pages 104 and 105, TELUS shares have strongly outperformed the S&P/TSX Composite Index and the MSCI Telecom Index.

- The five-year TELUS total shareholder return from December 31, 2016 to December 31, 2021 was 75 per cent, in contrast to the S&P/TSX Composite Index return of 62 per cent and the MSCI Telecom Index return of 13 per cent
- Meanwhile, TELUS' CEO total direct compensation increased by 30 per cent and top five NEO total direct compensation increased by 33 per cent over the same period
- The four-year TELUS total shareholder return from December 31, 2016 to December 31, 2020 was 42 per cent, in contrast to the S&P/TSX Composite Index return of 29 per cent and the MSCI Telecom Index return of 18 per cent. Over the same period, TELUS' CEO total direct compensation decreased by one per cent.

## TELUS total shareholder return performance to December 31, 2021

The following graphs compare the cumulative total shareholder return on TELUS' shares over various time periods to the cumulative total return for the S&P/TSX Composite Index and the MSCI Telecom Index. These rates of return assume an initial investment of $100 and reinvestment of dividends, and adjust for the two-for-one splits of TELUS shares that took effect on April 16, 2013 and March 17, 2020.

### One year performance


$130
$125
$120
$115
$110
$105
$100
$95
$90
Jan 21
Feb 21
Mar 21
Apr 21
May 21
Jun 21
Jul 21
Aug 21
Sep 21
Oct 21
Nov 21
Dec 21
+25%
+24%
(4)%

TELUS total shareholder return versus stock market and peers
December 31, 2020 to December 31, 2021

TELUS — S&P/TSX — MSCI Telecom Index

### Five year performance


$190
$170
$150
$130
$110
$90
$70
2017
2018
2019
2020
2021
TELUS outperformed the TSX by 13 percentage points and the MSCI Telecom Index by 62 percentage points
+75%
+62%
+13%

TELUS total shareholder return versus stock market and peers
December 31, 2016 to December 31, 2021

TELUS — S&P/TSX — MSCI Telecom Index

### Ten year performance


$350
$300
$250
$200
$150
$100
$50
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
TELUS outperformed the TSX by 77 percentage points and the MSCI Telecom Index by 141 percentage points
+217%
+140%
+76%

TELUS total shareholder return versus stock market and peers
December 31, 2011 to December 31, 2021

TELUS — S&P/TSX — MSCI Telecom Index

### Fifteen year performance


$450
$400
$350
$300
$250
$200
$150
$100
$50
+326%
TELUS outperformed the TSX by 170 percentage points and the MSCI Telecom Index by 236 percentage points
+156%
+90%
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
TELUS total shareholder return versus stock market and peers
December 31, 2006 to December 31, 2021
TELUS
S&P/TSX
MSCI Telecom Index

### Twenty year performance


$1200
$1000
$800
$600
$400
$200
$0
+977%
TELUS outperformed the TSX by 605 percentage points and the MSCI Telecom Index by 837 percentage points
+372%
+140%
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
TELUS total shareholder return versus stock market and peers
December 31, 2001 to December 31, 2021
TELUS
S&P/TSX
MSCI Telecom Index

Since 2000, TELUS' performance has averaged 69 percentage points higher than the second place peer when compared against incumbent or top telcos in each country that are included in the MSCI Telecom Index:

| | TELUS' world ranking versus all incumbent telcos | Percentage points ahead of number two peer |
|---|---|---|
| 2000 to 2004 | #1 | +15 |
| 2000 to 2005 | #1 | +56 |
| 2000 to 2006 | #1 | +60 |
| 2000 to 2007 | #1 | +10 |
| 2000 to 2008 | #1 | +30 |
| 2000 to 2009 | #3 | – |
| 2000 to 2010 | #1 | +18 |
| 2000 to 2011 | #1 | +33 |
| 2000 to 2012 | #1 | +64 |
| 2000 to 2013 | #1 | +83 |
| 2000 to 2014 | #1 | +43 |
| 2000 to 2015 | #2 | – |
| 2000 to 2016 | #1 | +1 |
| 2000 to 2017 | #1 | +97 |
| 2000 to 2018 | #1 | +118 |
| 2000 to 2019 | #1 | +132 |
| 2000 to 2020 | #1 | +170 |
| 2000 to 2021 | #1 | +169 |

## Clawback policy

Since January 1, 2013, TELUS has had in place a clawback policy that allows it to recover or cancel certain incentives or deferred compensation paid to executive officers in circumstances where:

1. There has been a material misrepresentation or error resulting in the restatement of TELUS' financial statements
2. An executive would have received less incentive compensation based on the restated financial results, and
3. The executive's misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

- Annual performance bonus
- Unvested options, EPSUs and RSUs
- Vested but unexercised options
- Any monetary payments and shares received from the exercise or redemption of options, EPSUs and RSUs.

The Board may seek recoupment if the restatement of financial statements occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

To date, TELUS has not had to claw back any compensation pursuant to this policy. TELUS has also not previously encountered a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place.

## Share ownership requirement

Our executive share ownership requirement has been in effect for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders.

Our executives must beneficially own, either directly or indirectly, a certain number of TELUS shares based on targets that vary by position. This is a more rigorous requirement than typical market practice, as we do not include the value of any outstanding options, EPSUs or RSUs when determining whether the ownership requirement has been achieved. In our view, an executive purchasing shares with their own funds more clearly demonstrates their commitment to TELUS and our future success.

The following table summarizes our share ownership requirements for TELUS' CEO and ELT:

| | Share ownership guidelines (excluding options, EPSUs, and RSUs) |
|---|---|
| CEO | 7x annual base salary, to be attained within five years of hire or promotion |
| ELT | 3x annual base salary, to be attained within five years of hire or promotion |

We require executives who have not met their share ownership requirement to take 50 per cent of net vested equity awards (after taxes) in shares instead of cash, unless that executive is pursuing other means of meeting the requirement.

In addition, an executive must continue to hold a number of shares equal to the ownership requirement for one year following retirement.

To further align compensation with shareholders' interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets:

| | Share ownership guidelines (excluding options, MPSUs, and RSUs) |
|---|---|
| Senior vice-presidents | 0.75x annual base salary, to be attained within four years of hire or promotion |
| Vice-presidents | 0.50x annual base salary, to be attained within four years of hire or promotion |
| Directors | 0.25x annual base salary, to be attained within five years of hire or promotion |

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term incentives called management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these annual targets range from $10,000 for directors to $50,000 for senior vice-presidents. Actual awards are adjusted up or down from target based on corporate, business unit and individual performance multipliers for the performance year, in the same way that annual performance bonuses are adjusted. Thus, actual MPSU grants can range from zero (for substandard performance) to 200 per cent of target (for exceptional performance), with the average at approximately 100 per cent.

MPSUs are awarded under the PSU Plan and are similar to EPSUs, except that they are not subject to reduction as a result of share price decline during the performance year. MPSUs vest one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes or are not maintained, managers will not be eligible to receive an MPSU award.

## Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO ending December 31, 2021. It also summarizes total shareholdings as a multiple of the individual's annualized year-end base salary, relative to share ownership guidelines.

| Name | Base salary at year-end ($) | Total shares | Value of shares[1] ($) | Value of shareholdings as a multiple of base salary[2] | Total EPSUs/ RSUs | Value of EPSUs/ RSUs[1] ($) | Total equity (shares/ EPSUs/ RSUs) | Value of total equity[1] ($) | Value of total equity as a multiple of base salary |
|---|---|---|---|---|---|---|---|---|---|
| Darren Entwistle | 1,600,000 | 392,199 | 11,683,608 | 7.3 | 873,520 | 26,022,161 | 1,265,719 | 37,705,769 | 23.6 |
| Doug French | 700,000 | 101,246 | 3,016,108 | 4.3 | 225,187 | 6,708,321 | 326,433 | 9,724,428 | 13.9 |
| Tony Geheran | 700,000 | 106,626 | 3,176,390 | 4.5 | 224,881 | 6,699,205 | 331,507 | 9,875,595 | 14.1 |
| Eros Spadotto | 700,000 | 166,810 | 4,969,276 | 7.1 | 175,456 | 5,226,834 | 342,266 | 10,196,111 | 14.6 |
| François Gratton | 700,000 | 147,392 | 4,390,801 | 6.3 | 185,828 | 5,535,816 | 333,220 | 9,926,617 | 14.2 |

1 TELUS' TSX closing share price on December 31, 2021 was $29.79.
2 Excludes EPSUs and RSUs, per TELUS' requirements.

All NEOs continue to meet their share ownership requirement in 2021.

## Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to TELUS' future success, thereby enhancing shareholder value. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee


Mary Jo Haddad (Chair)


Ray Chan


Kathy Kinloch


Christine Magee


John Manley


Marc Parent

# Executive compensation summary

## Summary compensation table

| ($) | Year | Salary | Share-based awards[1,2,3] | Option-based awards | Non-equity incentive plan compensation: Annual incentive plans | Non-equity incentive plan compensation: Long-term incentive plans | Pension value | All other compen-sation[4,5] | Total compen-sation |
|---|---|---|---|---|---|---|---|---|---|
| **Darren Entwistle** President and Chief Executive Officer (CEO) | 2021 | 1,543,750 | 13,111,500[6] | – | 1,111,500 | – | 3,916,000[7] | 140,133 | **19,822,883** |
| | 2020 | 1,031,250[8] | 10,105,980[6] | – | 855,980 | – | 1,167,000 | 126,763 | **13,286,973** |
| | 2019 | 1,375,000 | 9,727,765[6] | – | 727,765 | – | 711,000 | 129,334 | **12,670,864** |
| **Doug French** Executive Vice-president (EVP) and Chief Financial Officer (CFO) | 2021 | 687,500 | 3,159,219 | – | 359,219 | – | 678,000[7] | 253,500[9] | **5,137,438** |
| | 2020 | 637,500 | 2,685,866 | – | 285,866 | – | 282,000 | 14,173 | **3,905,405** |
| | 2019 | 618,750 | 2,434,348 | – | 234,348 | – | 345,000 | 8,658 | **3,641,104** |
| **Tony Geheran** EVP and Chief Operations Officer | 2021 | 675,000 | 3,157,750 | – | 357,750 | – | 1,152,000[7] | 274,664[9] | **5,617,164** |
| | 2020 | 587,500 | 2,674,577 | – | 274,577 | – | 373,000 | 16,763 | **3,926,417** |
| | 2019 | 575,000 | 2,434,318 | – | 234,318 | – | 944,000 | 17,422 | **4,205,058** |
| **Eros Spadotto** EVP, Technology Strategy and Business Transformation | 2021 | 675,000 | 2,000,000 | – | 675,000[10] | – | 1,053,000[7] | 2,900,610[11] | **7,303,610** |
| | 2020 | 625,000 | 2,264,472 | – | 264,472 | – | 41,000 | 19,010 | **3,213,954** |
| | 2019 | 625,000 | 2,227,726 | – | 227,726 | – | 535,000 | 20,487 | **3,635,939** |
| **François Gratton** EVP, TELUS Health, TELUS Agriculture and TELUS Québec | 2021 | 681,250 | 2,200,000 | – | 700,000[10] | – | 1,598,000[7] | 2,952,942[11] | **8,132,192** |
| | 2020 | 587,500 | 2,252,314 | – | 252,314 | – | 425,000 | 17,514 | **3,534,642** |
| | 2019 | 556,250 | 2,006,677 | – | 206,677 | – | 949,000 | 18,205 | **3,736,809** |

1 The value of share-based awards captures both EPSUs and RSUs. Commencing with the 2022 information circular, RSU award values are presented to correspond with the year they were granted. In previous years' circulars, RSU values were presented in the year prior to them being granted (for instance, the February 2021 RSU grant was included as part of 2020 compensation). This change was primarily driven by the transition from our legacy performance assessment approach (which included elements of prior-year performance) to APPD (which is future-oriented). February 2022 RSU award values are $12,700,000 for Darren and $3,000,000 for Doug and Tony; these awards will be discussed in greater detail in our 2023 information circular. Note that we are disclosing current-year (i.e. 2022) grant values for reference purposes and as a one-time exception, in order to facilitate appropriate year-over-year comparisons.

2 For 2021, EPSU dollar amounts were established by the Compensation Committee and the Board on February 8, 2022. The number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. These EPSUs were granted on February 25, 2022 at a value of $29.51 per unit, which matched the accounting fair value.

3 For 2021, RSU dollar amounts were established by the Compensation Committee and the Board on February 9, 2021. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding February 26, 2021. These RSUs were granted on February 26, 2021 at a value of $25.80 per unit, which matched the accounting fair value for the time-vesting RSUs (representing 50 per cent of the total RSU grant value) and for the total customer connections (TCC) portion of the performance-contingent RSUs (representing 12.5 per cent of the total RSU grant value), assuming a target multiplier. The accounting fair value for the relative total shareholder return (TSR) portion of the performance-contingent RSUs (representing 37.5 per cent of the total RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4 All other compensation includes perquisites, which were less than $50,000 for all NEOs except Darren. Darren's perquisites include a vehicle allowance valued at $40,800 and enhanced family medical coverage valued at $35,000.

5 All other compensation includes employer contributions under the Employee Share Purchase Plan and telecommunications concessions (including gross-ups for applicable taxes).

6 Darren's EPSUs are typically paid in cash in light of his significant shareholdings.

7 NEOs experienced a large compensatory change in pension value in 2021, due to market-based salary increases above prior years. As TELUS' defined benefit pension plan provides annual benefits based on members' earnings at retirement, higher salaries impact the projected final average earnings compared to the previous year's estimates.

8 Darren's 2020 annual base salary was $1,375,000; in 2020, Darren decided to forgo 25 per cent of his salary, which was donated to support essential frontline healthcare workers during COVID-19, as well as hospitals, community health centres and critical research initiatives.

9 All other compensation includes RSUs granted to Doug and Tony for service on the Board of TELUS International.

10 Eros' and François' positions were eliminated effective December 31, 2021 as part of a restructuring, but they remain NEOs for this year's circular by virtue of their 2021 roles and compensation. Annual performance bonuses for both NEOs were paid entirely in cash.

11 All other compensation includes severance amounts payable to Eros and François due to their positions being eliminated effective December 31, 2021 as part of a restructuring. For details regarding Eros' and François' severance amounts payable upon termination of employment, please refer to page 114.

## Incentive plan awards

The following table summarizes all outstanding share-based awards held by each NEO at the end of December 31, 2021. We note that none of the NEOs have held options since 2014.

| | Share-based awards[1] | | |
|---|---|---|---|
| Name | Number of shares or units that have not vested | Market or payout value of share-based awards that have not vested[2] ($) | Market or payout value of vested share-based awards not paid out or distributed ($) |
| Darren Entwistle | 873,520 | 26,022,161 | – |
| Doug French | 225,187 | 6,708,321 | – |
| Tony Geheran | 224,881 | 6,699,205 | – |
| Eros Spadotto | 175,456 | 5,226,834 | – |
| François Gratton | 185,828 | 5,535,816 | – |

1 Includes reinvested dividends or dividend equivalents.
2 Market or payout values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested on December 31, 2021 at a price of $29.79, the closing share price on the TSX on December 31, 2021.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2021 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 120 to 122.

| Name | Share-based awards – Value vested during the year[1] ($) | Non-equity incentive plan compensation – Value earned during the year ($) |
|---|---|---|
| Darren Entwistle | 12,646,888 | 1,111,500 |
| Doug French | 3,378,498 | 359,219 |
| Tony Geheran | 3,355,525 | 357,750 |
| Eros Spadotto | 3,092,007 | 675,000[2] |
| François Gratton | 2,851,161 | 700,000[2] |

1 Amounts reflect the final one-third tranche of EPSUs and MPSUs granted in 2019, the second one-third tranche of EPSUs granted in 2020, the first one-third tranche of EPSUs granted in 2021, and RSUs granted in 2021, all of which vested on November 20, 2021 at a price of $28.93.
2 Eros' and François' positions were eliminated effective December 31, 2021 as part of a restructuring, but they remain NEOs for this year's circular by virtue of their 2021 roles and compensation. Annual performance bonuses for both NEOs were paid entirely in cash.

### Payout calculation of RSUs (granted in February 2019, vested in November 2021)

Performance-contingent RSUs that were granted in February 2019 vested on November 20, 2021. The following table summarizes TELUS' results and the corresponding payout factors.

| Metric | Result (as of September 30, 2021) | Payout factor |
|---|---|---|
| Relative total shareholder return (TSR) (75% weight) | TELUS ranked at the 61st percentile against the performance peer group | 103.3% |
| Total customer connections[1] (TCC) (25% weight) | TELUS' TCC was composed of:<br>• 2019 performance (33%): 68.1% payout factor<br>• 2020 performance (33%): 142.3% payout factor<br>• 2021 performance (33%): 125.7% payout factor | 112.0% |
| **Overall payout factor** | | **105.5%** |

1 Starting in 2019, TCC captures certain connections from the corporate scorecard net additions index.

## Benefits and perquisites

As mentioned on page 83, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer all employees the opportunity to purchase TELUS shares through regular payroll deductions, with an employer match rate of 35 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 108.

We have several policies regarding perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Perquisites that are provided to executives include: executive health plan, flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, vehicle allowance and telecom benefits for the executive's home (for work and personal use). We note that our NEOs do not use their perquisites heavily.

## TELUS pension plans

### TELUS retirement plan benefits

NEOs participate in TELUS' defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to income under the registered pension plans.

The SRA supplements the registered pension plan by providing a total benefit at retirement equal to two per cent of an executive's highest consecutive three years' average pensionable remuneration multiplied by the length of credited service (subject to a maximum of 35 years). This results in a cap on total benefits equal to 70 per cent of the average pensionable remuneration. Pensionable remuneration under the SRA is equal to the NEO's base salary plus the NEO's actual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of salary. As is common with non-registered plans of this nature, the SRA is not funded.

Benefits under the registered pension plans and the SRA are payable for a participating member's lifetime, and after the member's death, 60 per cent of the benefit is payable to the surviving spouse.

For the purposes of TELUS' retirement program, the normal retirement age is 65 but retirement is permitted as early as age 55 if the plan member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in registered defined contribution pension plans and non-registered defined contribution plans. The following tables summarize each NEO's retirement benefits.

### Defined benefit plans

| Name | Number of years credited service (#) | Annual benefits payable ($) | | Opening present value of defined benefit obligation ($) | Compensatory change ($) | Non-compensatory change ($) | Closing present value of defined benefit obligation ($) |
|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | | (d) | (e) | (f) | (g) |
| | | At year end (c1) | At age 65 (c2) | | | | |
| Darren Entwistle | 26 years and 6 months | 1,503,000 | 1,825,000 | 28,832,000 | 3,916,000 | (957,000) | 31,791,000 |
| Doug French | 20 years | 420,000 | 631,000 | 6,853,000 | 678,000 | 1,332,000 | 8,863,000 |
| Tony Geheran | 20 years and 3 months | 465,000 | 602,000 | 8,469,000 | 1,152,000 | 693,000 | 10,314,000 |
| Eros Spadotto | 26 years and 2 months | 594,000 | 707,000 | 11,617,000 | 1,053,000 | 214,000 | 12,884,000 |
| François Gratton | 20 years | 380,000 | 695,000 | 7,758,000 | 1,598,000 | 145,000 | 9,501,000 |

## Defined contribution plans

| Name | Accumulated value at start of year ($) | Compensatory ($) | Accumulated value at end of year ($) |
|---|---|---|---|
| (a) | (b) | (c) | (d) |
| Doug French | 729,000 | 0 | 825,000 |
| François Gratton | 255,000 | 0 | 321,000 |

## Granting of extra years of credited service

The SRA permits TELUS to grant additional years of credited service. Employment agreements with Darren and Eros provide for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 114. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement benefit or determining the benefit reduction on early retirement, and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2021 is included in column (b) in the *Defined benefit plans* table on page 110.

## Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. Effective January 1, 2017, Doug became a member of the SRA and his period of past service with TELUS was recognized under the SRA. Tony and François became members of the SRA effective January 1, 2016, and their periods of past service with TELUS were also recognized under the SRA.

These past service periods are included in column (b) in the *Defined benefit plans* table on page 110.

## Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2021 consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

## Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

- The interest on the accrued benefit obligation
- The change in accrued obligation due to the change in assumptions, plus
- The employee contributions for the year.

## Annual benefits payable

In the *Defined benefit plans* table on page 110, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

### Sample pension benefit calculations

The following table presents total annual retirement benefits, payable from both the registered pension plans and the SRA, assuming retirement at age 65 or over.

### 2021 pension plan table

| | Years of service | | | | |
|---|---|---|---|---|---|
| Remuneration ($) | 10 | 15 | 20 | 25 | 30 |
| 500,000 | 100,000 | 150,000 | 200,000 | 250,000 | 300,000 |
| 600,000 | 120,000 | 180,000 | 240,000 | 300,000 | 360,000 |
| 700,000 | 140,000 | 210,000 | 280,000 | 350,000 | 420,000 |
| 800,000 | 160,000 | 240,000 | 320,000 | 400,000 | 480,000 |
| 900,000 | 180,000 | 270,000 | 360,000 | 450,000 | 540,000 |
| 1,000,000 | 200,000 | 300,000 | 400,000 | 500,000 | 600,000 |
| 1,100,000 | 220,000 | 330,000 | 440,000 | 550,000 | 660,000 |
| 1,200,000 | 240,000 | 360,000 | 480,000 | 600,000 | 720,000 |
| 1,300,000 | 260,000 | 390,000 | 520,000 | 650,000 | 780,000 |
| 1,400,000 | 280,000 | 420,000 | 560,000 | 700,000 | 840,000 |
| 1,500,000 | 300,000 | 450,000 | 600,000 | 750,000 | 900,000 |
| 1,600,000 | 320,000 | 480,000 | 640,000 | 800,000 | 960,000 |
| 1,700,000 | 340,000 | 510,000 | 680,000 | 850,000 | 1,020,000 |
| 1,800,000 | 360,000 | 540,000 | 720,000 | 900,000 | 1,080,000 |
| 1,900,000 | 380,000 | 570,000 | 760,000 | 950,000 | 1,140,000 |
| 2,000,000 | 400,000 | 600,000 | 800,000 | 1,000,000 | 1,200,000 |
| 2,100,000 | 420,000 | 630,000 | 840,000 | 1,050,000 | 1,260,000 |
| 2,200,000 | 440,000 | 660,000 | 880,000 | 1,100,000 | 1,320,000 |
| 2,300,000 | 460,000 | 690,000 | 920,000 | 1,150,000 | 1,380,000 |
| 2,400,000 | 480,000 | 720,000 | 960,000 | 1,200,000 | 1,440,000 |

- Compensation covered by the SRA for each of the participating NEOs is based on their respective salary shown in the *Summary compensation table* plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times base salary.
- The benefits under the registered pension plans and the SRA are payable for a member's lifetime, with a 60 per cent benefit payable to the surviving spouse.
- On retirement prior to age 65 with less than 15 years' service, the pension will be reduced.
- The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

## Employment agreements

TELUS has employment agreements with each active NEO for an indefinite term. Other than compensation, the agreements set out the following key provisions (as at December 31, 2021).

### Severance on termination of employment

An executive's employment may be terminated by any of the following means: resignation by the executive, termination by TELUS with just cause, termination by TELUS without just cause, retirement of the executive, disability or death of the executive.

The following table summarizes the treatment of our executive compensation program components under various termination scenarios and also a change of control, and where applicable, the incremental payment or benefit to NEOs under such a termination event. The entitlements are set out in each NEO's employment agreement and / or in Performance Share Unit Plan (PSU Plan) and Restricted Share Unit Plan (RSU Plan) documents.

| | Annual cash (severance) | | Medium-term incentives | Long-term incentives | |
|---|---|---|---|---|---|
| | Base salary | Bonus | EPSUs and MPSUs | RSUs[1] | Benefits and continued pension accrual |
| Resignation | Salary ceases[2] | Forfeited | Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs and MPSUs are forfeited immediately | Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately | Benefits and pension accrual cease |
| Termination with just cause | Salary ceases | Forfeited | Vested and unvested EPSUs and MPSUs are forfeited immediately | Vested and unvested RSUs are forfeited immediately | Benefits and pension accrual cease |
| Termination without just cause | Entitled to 18 months of salary (three months for CEO) payable within 30 days of termination | Entitled to 50 per cent of base salary for 18 months in lieu of annual performance bonus (60 per cent of base salary for three months for CEO), payable within 30 days of termination | Vested and unvested EPSUs and MPSUs are paid within 60 days[3] | Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately | Benefits provided for 18 months (three months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans |
| Retirement | Salary ceases | Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 60 per cent for CEO) | Vested and unvested EPSUs and MPSUs are paid within 60 days[3] | Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3] | Benefits and pension accrual cease[5] |
| Disability | Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received | | Vested and unvested EPSUs and MPSUs are paid within 60 days[3] | Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3] | Benefits and pension accrual cease[6] |
| Death | Salary ceases | Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 60 per cent for CEO) | Vested and unvested EPSUs and MPSUs are paid within 60 days[3] | Vested and unvested RSUs are paid within 60 days; payout at 100 per cent of target for performance-contingent RSUs[3] | Benefits and pension accrual cease[7] |
| Change of control[8] | Salary ceases | Forfeited | Unvested EPSUs vest immediately | Unvested RSUs vest immediately | Benefits and pension accrual cease |

1 Only RSUs are listed under long-term incentives, as NEOs do not currently hold any outstanding options.
2 An executive is required to give TELUS three months' prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period.
3 If termination without just cause, retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of EPSUs, MPSUs and RSUs for that year.
4 Benefit continuation includes: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and their family, and use of a leased vehicle (monthly car allowance for CEO).
5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of their pension arrangements and any other TELUS policies or programs that are applicable to the executive as a retired employee in effect at the time of their retirement.
6 The executive would be entitled to disability benefits, if any, in accordance with TELUS policies or programs that are applicable to the executive in effect at the date of their termination by reason of disability.
7 The executive's estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.
8 No incremental amount is payable solely on a change of control. Except for Darren, the NEOs' employment agreements do not contain any change of control provisions. Darren's agreement contains a double-trigger change of control provision, entitling him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target if his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control. Unvested options, EPSUs and RSUs may, at the Board's discretion, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent).

## Change of control

The Management Option Plan, PSU Plan, and RSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows:

- Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS' consolidated assets
- A formal take-over bid is made for TELUS shares
- Any person or persons acting in concert acquire more than 35 per cent of TELUS shares
- Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or
- In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred.

## Confidentiality and non-compete

Each NEO's employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren's agreement, which contains a two-year non-competition restriction after termination.

Payments and benefits as described in the table on page 113 are subject to each NEO's compliance with post-employment obligations as stated in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlements to compensation that has not yet been paid or provided under their employment agreement being immediately terminated, except and only to the extent that compensation is owing under the Canada Labour Code.

## Additional pensionable service

As at December 31, 2021, Darren's and Eros' employment agreements provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional years of service cannot be counted for the purpose of qualifying for early, unreduced retirement benefits and would not be used for any other non-pension related items that might be dependent on service. Their employment agreements reflect these arrangements.

| Named executive officer | Employment period |
|---|---|
| Darren Entwistle | September 1, 2006 to September 1, 2011 |
| Eros Spadotto | January 1, 2008 to January 1, 2013 |

## Calculation of termination benefits

In accordance with compensation treatments under the various termination scenarios outlined on page 113, the following table presents the potential incremental amounts that may be payable to each active NEO, assuming a termination date of December 31, 2021 (and based on a closing share price of $29.79). The amounts that would actually be paid to an NEO can only be determined at the time of an actual termination event and could vary from the amount listed in this table.

This table excludes termination outcomes for Eros Spadotto and François Gratton, whose positions were eliminated effective December 31, 2021 as part of a restructuring. As part of their termination arrangements, Eros' and François' severance payments were increased from 18 months of salary and performance bonus to 24 months to reflect their 25 and 20 years of service, respectively, and François' RSUs that were scheduled to vest in 2022 will be paid out in December 2022. Eros' and François' actual severance amounts are presented in the *Summary compensation table* on page 108.

| ($) | Annual cash: Base salary | Annual cash: Bonus | Medium-term incentives: EPSUs | Long-term incentives: RSUs | Benefits | Continued pension accrual | Total |
|---|---|---|---|---|---|---|---|
| **Darren Entwistle – President and CEO** | | | | | | | |
| Resignation | – | – | – | 13,011,080[1] | – | – | 13,011,080 |
| Termination with just cause | – | – | – | – | – | – | – |
| Termination without just cause (3 months) | 400,000 | 240,000 | – | 13,011,080[1] | 79,066 | 300,000 | 14,030,146 |
| Retirement | – | 960,000 | – | 13,011,080 | – | – | 13,971,080 |
| Disability (24 months) | 3,200,000 | 1,920,000 | – | 13,011,080 | – | – | 18,131,080 |
| Death[2] | – | 960,000 | – | 26,022,161 | – | – | 26,982,161 |
| Change of control[3] | 3,200,000 | 1,920,000 | – | 26,022,161 | – | – | 31,142,161 |
| **Doug French – EVP and CFO** | | | | | | | |
| Resignation | – | – | – | – | – | – | – |
| Termination with just cause | – | – | – | – | – | – | – |
| Termination without just cause (18 months) | 1,050,000 | 525,000 | 331,295 | – | 200,222 | 734,000 | 2,840,517 |
| Retirement | – | 350,000 | 331,295 | 3,188,513 | – | – | 3,869,808 |
| Disability (18 months) | 1,050,000 | 525,000 | 331,295 | 3,188,513 | – | – | 5,094,808 |
| Death[2] | – | 350,000 | 331,295 | 6,377,026 | – | – | 7,058,321 |
| Change of control[3] | – | – | 331,295 | 6,377,026 | – | – | 6,708,321 |
| **Tony Geheran – EVP and Chief Operations Officer** | | | | | | | |
| Resignation | – | – | – | – | – | – | – |
| Termination with just cause | – | – | – | – | – | – | – |
| Termination without just cause (18 months) | 1,050,000 | 525,000 | 322,179 | – | 207,238 | 764,000 | 2,868,417 |
| Retirement | – | 350,000 | 322,179 | 3,188,513 | – | – | 3,860,692 |
| Disability (18 months) | 1,050,000 | 525,000 | 322,179 | 3,188,513 | – | – | 5,085,692 |
| Death[2] | – | 350,000 | 322,179 | 6,377,026 | – | – | 7,049,205 |
| Change of control[3] | – | – | 322,179 | 6,377,026 | – | – | 6,699,205 |

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTI. In these cases, all outstanding time-vesting RSUs will be paid within 60 days of termination; outstanding performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original vesting schedule.

2 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon death as of December 31, 2021.

3 Payable values assume that outstanding share-based awards (including performance-contingent RSUs, which are deemed to have a performance factor of 100 per cent) vested upon a change of control as of December 31, 2021. For Darren, payable values assume his employment is terminated without just cause or he elects to resign on or before a date that is two years after the date of a change of control, which entitles him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target.

# TELUS equity compensation plans

The Company has a number of equity compensation plans that fall within the Toronto Stock Exchange's (TSX's) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

## TELUS equity-based plans at a glance

| | Type of plan | | | |
|---|---|---|---|---|
| Name | Equity-based compensation | Other | New equity grants being issued | TELUS securities issuable from treasury |
| TELUS Management Share Option Plan (Management Option Plan) | X | | Yes | Yes |
| Directors Deferred Share Unit Plan (DSU Plan) | X | | Yes | Yes |
| Performance Share Unit Plan (PSU Plan) | X | | Yes | Yes |
| Restricted Share Unit Plan (RSU Plan) | X | | Yes | Yes |

The following table provides information as at December 31, 2021 on the shares of the Company authorized for issuance under the Management Option Plan, DSU Plan, PSU Plan and RSU Plan, which are currently TELUS' only equity compensation plans (security-based compensation arrangements under the TSX rules). As at December 31, 2021, the dilution, as a result of total share option reserves, was approximately 8.38 per cent of all outstanding shares.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A | Weighted-average exercise price of outstanding options, warrants and rights ($) B | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C |
|---|---|---|---|
| Equity compensation plans approved by security holders | 11,116,787 | 22.04[1] | 103,747,418 |
| Equity compensation plans not approved by security holders | – | – | – |
| **Total** | **11,116,787** | – | **103,747,418** |

1 Applies to options under the Management Option Plan only.

## TELUS Management Share Option Plan

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options.

### Management Option Plan at a glance

| Term | Description |
|---|---|
| Participants | Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee) |
| Term | Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period |
| Expiry | Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:<br>• Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)<br>• Ninety days after termination of employment without just cause for vested options<br>• Termination of employment without just cause for unvested options<br>• Termination of employment of the participant for just cause, for all options (vested and unvested)<br>• Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited<br>• The end of the option term (applies to retirement and termination due to disability) |
| Vesting | To be determined at the time of grant. Since 2003, most grants cliff-vest after three years from the grant date |
| Exercise price | Arithmetic average of the daily weighted-average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date |
| Change of control | Yes. See page 114 |
| Clawback policy | Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 |
| Assignability | Not assignable |
| Effect of a trading blackout period | If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant. |
| Ownership restrictions | • The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option<br>• The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares<br>• The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares<br>• A majority of options granted under this plan cannot be granted to insiders |

| | |
|---|---|
| Total number of shares reserved for further options as of December 31, 2021 | The Company currently has reserved 90,032,122 shares for further option grants, representing 6.57 per cent of the issued and outstanding shares |
| Options outstanding as of December 31, 2021 | 3,050,300 |
| Number of options held by officers as of December 31, 2021 | 0 |
| Maximum number of shares issuable under the plan | 93,082,422, representing 6.79 per cent of the issued and outstanding shares |
| Annual burn rate | Zero per cent for 2019, 0.25 per cent for 2020, and 0.02 per cent for 2021[1] |

1 The burn rate for options is calculated as: options granted in year / weighted average number of outstanding shares in the year. No options were granted in 2019. For 2020: 3,171,600 / 1,275,456,943 = 0.25%. For 2021: 324,900 / 1,345,725,003 = 0.02%.

The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS shares.

## Other features

The Management Option Plan contains two different methods under which exercised options may be settled in cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms. The net-equity settlement feature is described below. The Management Option Plan also permits a cash settlement feature, which allows the Company to grant options enabling the holder to exchange an option for shares with a current market value equal to the amount by which the current market price of a share exceeds the option exercise price. However, the Company does not grant these types of options.

### Net-equity settlement feature

For certain options designated by the Company on or before the time those options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive shares in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Option Plan.

## Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS' consolidated assets to persons not affiliated with TELUS, (ii) a formal take-over bid for TELUS' voting securities, (iii) any acquisition of 35 per cent or more of TELUS' voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where the record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

## Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

## TELUS Directors Deferred Share Unit Plan

The DSU Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors' interests with those of our shareholders. The DSU Plan provides that a director may elect to receive their annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares.

In 2021, shareholders approved amendments to the DSU Plan made in 2020 to allow the Company to make payments for DSUs held by directors serving on the Board following the annual meeting of shareholders held in 2020 in the form of newly issued shares. For grants held by directors who ceased to be on the Board prior to the annual meeting in 2020, payments are to be made solely in cash.

### DSU Plan at a glance[1]

| Term | Description |
|---|---|
| Participants | Non-employee directors |
| Term | DSUs do not have a fixed term |
| Expiry | DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the DSU Plan |
| DSU payout amount | Number of DSUs multiplied by the then applicable market price for shares, which is equal to the volume weighted average price per share at which the shares trade on the TSX as of the immediately preceding business day |
| Vesting | All DSUs vest upon grant |
| Change of control | No |
| Grant price | DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted-average trading price of shares on the business day prior to grant date |
| Assignability | Not assignable, other than by will or the laws of succession on devolution |
| Effect of a trading blackout period | If payment is scheduled to occur during a trading blackout period, then the payment will be deferred until the business day following the expiry of that blackout period |
| Ownership restrictions | • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares<br>• The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares |
| Total number of shares reserved for further units as of December 31, 2021 | The Company currently has reserved 732,068 shares for further grants of DSUs, representing 0.05 per cent of the issued and outstanding shares |
| Units that may be settled in newly issued shares outstanding as of December 31, 2021 | 1,067,932 DSUs outstanding, representing 0.08 per cent of the issued and outstanding shares |
| Maximum number of shares issuable under the plan | 1,800,000 shares, representing 0.13 per cent of the issued and outstanding shares |
| Annual burn rate[2] | 0.01 per cent for 2019, 0.01 per cent for 2020, and 0.01 per cent for 2021[2] |

1 Dividends are accrued on the units.
2 The burn rate for DSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2019: 49,869 / 601,995,060 = 0.01%. For 2020: 102,376 / 1,275,456,943 = 0.01%. For 2021: 103,697 / 1,345,725,003 = 0.01%.

### Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. If a participant elects to be paid out in shares, the shares are acquired by the plan administrator in the open market for the participant.

### Amendment procedure

Subject to any regulatory approval, the Board has the power under the DSU Plan to amend or terminate the DSU Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with the American Jobs Creation Act of 2004 of the United States of America, including Section 409A of the United States Internal Revenue Code created thereunder. All amendments to the DSU Plan must be in compliance with any applicable regulatory requirements.

Shareholder approval is required for certain amendments: for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any material expansion of the type of awards available under the DSU Plan, any amendment to permit any transfer of awards other than by will or applicable laws, and any amendment to the amendment procedure of the DSU Plan.

## Performance Share Unit Plan

As noted on page 86, the PSU Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares.

The PSU Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of at-risk compensation to the share price and to promote the retention of executives.

The PSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury.

When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant's account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

### PSU Plan at a glance[1]

| Term | Description |
|---|---|
| Participants | Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO |
| Vesting | • EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals<br>• All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year |
| Change of control | Yes. See below |
| Clawback policy | EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 |
| Payout amount | Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs |
| Payment / termination | Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:<br>• Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation<br>• Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately<br>• Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid<br>• Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid<br>• Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid<br>• Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid |
| Assignability | Not assignable except to a beneficiary on death |
| Effect of a trading blackout period | If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant |
| Ownership restrictions | • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares<br>• The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares |
| Total number of shares reserved for further units as of December 31, 2021 | The Company currently has reserved 2,451,385 shares for further grants of EPSUs or MPSUs, representing 0.18 per cent of the issued and outstanding shares |
| Units that may be settled in newly issued shares outstanding as of December 31, 2021 | EPSUs and MPSUs for 460,611 shares, representing 0.03 per cent of the issued and outstanding shares |

### PSU Plan at a glance[1] (continued)

| Term | Description |
|---|---|
| Number of units that may be settled in newly issued shares held by officers as of December 31, 2021 | EPSUs and MPSUs for 115,272 units or 25.03 per cent of the total number of units outstanding under this plan |
| Maximum number of shares issuable under the plan | 2,911,996, representing 0.21 per cent of the issued and outstanding shares |
| Annual burn rate | 0.13 per cent for 2019; 0.03 per cent for 2020; and 0.03 per cent for 2021[2] |

1 Dividends are accrued on the units.
2 The burn rate for PSUs is calculated as: units granted in year / weighted average number of outstanding shares in the year. For 2019: 783,208 / 601,995,060 = 0.13%. For 2020: 433,010 / 1,275,456,943 = 0.03%. For 2021: 410,981 / 1,345,725,003 = 0.03%.

### Change of control

The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to that described for the Management Option Plan on page 118.

### Amendment procedure

The Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

## Restricted Share Unit Plan

As noted on page 87, the RSU Plan is a long-term incentive (LTI) plan that grants awards of RSUs, which are pegged to the value of the shares.

The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The RSU Plan was amended in 2019 to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury.

When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant's account. These dividend equivalents do not vest unless the RSUs vest.

### RSU Plan at a glance[1]

| Term | Description |
|---|---|
| Participants | Members of the executive management and other employees (primarily senior and key management), as approved by the Compensation Committee or the CEO |
| Vesting | Typically, RSUs cliff-vest and become payable in the second year after the grant year |
| Change of control | Yes. See below |
| Clawback policy | RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 106 |
| Payout amount | • Time-vesting: Arithmetic average of the daily weighted-average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date<br>• Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a three-year period and 25 per cent weighted to total customer connections measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric) |

## RSU Plan at a glance[1] (continued)

| Term | Description |
|---|---|
| Payment / termination | Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:<br>• Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation<br>• Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately<br>• Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination<br>• Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date<br>• Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs<br>• Within 30 days following the normal vesting date – All vested RSUs are paid |
| Assignability | Not assignable except to a beneficiary on death |
| Effect of a trading blackout period | If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant |
| Ownership restrictions | • The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares<br>• The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares |
| Total number of shares reserved for further units as of December 31, 2021 | The Company currently has reserved 10,531,843 shares for further grants of RSUs, representing 0.77 per cent of the issued and outstanding shares |
| Units that may be settled in newly issued shares outstanding as of December 31, 2021 | RSUs for 6,537,944 shares, representing 0.48 per cent of the issued and outstanding shares |
| Number of units that may be settled in newly issued shares held by officers as of December 31, 2021 | RSUs for 2,224,721 units or 34.03 per cent of the total number of units outstanding under this plan |
| Maximum number of shares issuable under the plan | 17,069,787, representing 1.25 per cent of the issued and outstanding shares |
| Annual burn rate | 0.25 per cent for 2019; 0.25 per cent for 2020; and 0.24 per cent for 2021[2] |

1 Dividends are accrued on the units.
2 The burn rate for RSUs calculated as: units granted in year / weighted average number of outstanding shares in year. For 2019: 1,488,908 / 601,995,060 = 0.25%. For 2020: 3,184,188 / 1,275,456,943 = 0.25%. For 2021: 3,292,814 / 1,345,725,003 = 0.24% (if we assume that performance-contingent RSUs granted in 2021 instead vest based on our maximum multiplier of 200%, our burn rate for 2021 would increase to 0.30%).

### Change of control

The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to that described for the Management Option Plan on page 118.

### Amendment procedure

The Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan. Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws, and any amendment to the amendment procedure provision of the plan.

# Appendix A: Terms of reference for the Board of Directors

## 1. Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

## 2. No delegation

2.1 The Board may not delegate the following matters to any committee:

a) The removal of a director from or the filling of a vacancy on the Board or any Board committee
b) The issuance of securities except on the terms authorized by the directors
c) The declaration of dividends
d) The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors
e) The appointment or removal of the CEO
f) The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee
g) The adoption, amendment or repeal of the charter documents of the Company, and
h) Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

## 3. Board of Directors

### 3.1 Composition

a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.
b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.
c) The Chair of the Board must be an independent director. If this is not desirable in the circumstances, a Lead Director who is also an independent director shall be appointed.

### 3.2 Meetings

a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board's meetings may be held in locations other than Vancouver or may be held via a secured facility. A "secured facility" includes a landline, telepresence facility at any of the Company's offices, an approved secure video conference platform, or any other method of communication considered secure.
b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Governance Officer, will be responsible for the agenda for each Board meeting.
c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.
d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.
e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.
f) To the extent possible, Board materials will be made available in electronic format.

### 3.3 Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a) Approve the management slate of nominees proposed for election at annual general meetings of the Company;
b) Approve candidates to fill any casual vacancy occurring on the Board; and
c) Fix the number of directors as permitted by the Company's charter documents.

### 3.4 Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

### 3.5 Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a) Audit Committee – Appendix E
b) Corporate Governance Committee – Appendix F
c) Human Resources and Compensation Committee – Appendix G
d) Pension Committee – Appendix H

The Board may establish a new standing or *ad hoc* committee. Not less than a majority of the members of any new standing or *ad hoc* committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

## 4. Selection of management

4.1 In accordance with the Company's charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2 Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of Executive Management and any other appointed officers of the Company.

4.3 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4 The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis.

## 5. Strategy determination

5.1 The Board will:

a) Annually consider and approve the Company's objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

b) Monitor and assess developments which may affect the Company's strategic plan;

c) Evaluate and, as required, enhance the effectiveness of the strategic planning process; and

d) Monitor the execution of the strategic plan by management and monitor corporate performance against the Company's objectives and goals.

## 6. Material transactions

6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

## 7. Public reporting

7.1 The Board is responsible for:

a) Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis;

b) Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

c) Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company;

d) Reporting annually to shareholders on its stewardship for the preceding year;

e) Reporting annually to shareholders on the key strategic objectives of the Company and how the Company's approach to executive compensation is designed to motivate management to achieve these strategic objectives; and

f) Providing for measures that promote engagement with, and feedback from shareholders.

## 8. Risk oversight and management

8.1 The Board is responsible for ensuring the identification of material risks to the Company's business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company's business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually:

a) The Company's risk management program, including risk appetite and integrated enterprise risk assessment;

b) The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company's material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and

c) The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3 The Board is also responsible for the integrity of the Company's internal control, disclosure control and management information systems.

## 9. Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

## 10. Legal requirements

10.1 The Board will monitor compliance with all applicable laws and regulations.

## 11. Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one), as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found at **telus.com/governance**.

# Our values



We passionately put our customers and our communities first

We embrace change and innovate courageously

We grow together through spirited teamwork

TELUS

## Stay connected with TELUS

TELUS Corporation
510 West Georgia Street
Vancouver, British Columbia
Canada V6B 0M3
Phone 1-604-697-8044

telus.com

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